FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 19, 2009

By: Rasha El Sissi
Name: Rasha El Sissi
Title: Vice President, Legal

How are we building the better bank every day?

TD Bank Financial Group

2008 Annual Report

73% Canadian Retail, 27% U.S. Retail
TDBFG's Premium Retail Earnings Mix in 2008

TDBFG's premium earnings mix is built on a North American retail focus – a lower risk business with consistent earnings.

DIVIDENDS PER SHARE
(Canadian dollars)


$2.5
2.0
1.5
1.0
0.5
0
04
05
06
07
08

15.3% TDBFG's 5 year CAGR
17.3% Canadian peers
9.9% U.S. peers

TOTAL SHAREHOLDER RETURN
(5 year CAGR)

8.7%

5.7% Canadian peers
(0.5)% U.S. peers

TICKER SYMBOL

TD

MARKET LISTINGS
Toronto Stock Exchange
New York Stock Exchange

Key Metrics

(millions of Canadian dollars, except where noted)	**2008**	2007	2006
Results of operations			
Total revenues – reported	**$ 14,669**	$ 14,281	$ 13,192
Total revenues – adjusted	**14,372**	14,072	13,233
Net income – reported	**3,833**	3,997	4,603
Net income – adjusted	**3,813**	4,189	3,376
Financial positions at year end			
Total assets	**563,214**	422,124	392,914
Total deposits	**375,694**	276,393	260,907
Total loans	**221,160**	177,210	161,925
Per common share (Canadian dollars)			
Diluted earnings – reported	**4.87**	5.48	6.34
Diluted earnings – adjusted	**4.88**	5.75	4.66
Dividend payout ratio – adjusted	**49.3%**	36.4%	38.1%
Closing market price	**56.92**	71.35	65.10
Total shareholder return	**(17.1)%**	13.0%	20.3%
Financial ratios			
Tier 1 capital ratio	**9.8%**	10.3%	12.0%
Total capital ratio	**12.0%**	13.0%	13.1%
Efficiency ratio – reported	**64.8%**	62.8%	59.8%
Efficiency ratio – adjusted	**64.6%**	59.6%	62.4%

[1] Results prepared in accordance with GAAP are referred to as "reported." Adjusted results (excluding "items of note," net of tax, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the accompanying Management's Discussion and Analysis for further explanation, a list of the items of note and reconciliation of non-GAAP financial measures.

"5 year CAGR" is the compound annual growth rate calculated from 2003 to 2008, on an adjusted basis.

"Retail" earnings is the total adjusted earnings of the Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments.

Canadian peers include Royal Bank of Canada, Scotiabank, Bank of Montreal, and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, JP Morgan, Wells Fargo and US Bancorp.

For purposes of comparison with U.S. peers, dividends per share 5 year growth is calculated on a year-to-date basis from Q3 2003 to Q3 2008.


Execute with excellence
Increase shareholder value

CONTENTS

TDBFG STORIES

A Proven Strategy That Delivers Every Day

TD Bank Financial Group is committed to being the better bank. It's a journey we've been on for many years. 2008 proved that our strategy is working. We're doing everything right to be a model for the North American financial services industry. We're a growth oriented, customer focused, integrated bank that owns the brand position of North America's most convenient bank.



The First Truly North American Bank

TDBFG is now the 7th largest bank in North America by market capitalization. We build strong franchise businesses and focus on their organic growth – complemented by strategic acquisitions. As a testament to the strength of our business, *Barron's* Magazine named TDBFG one of the best companies in North America, ranking us 13th out of the top 500 companies.

Risk Management That Sets Us Apart

Never was strong risk management more important than in 2008. We're a North American leader in maximizing our return on every dollar of risk we take. We have one of the highest returns on risk-weighted assets – 2.18% – in the industry.

RETURN ON RISK-WEIGHTED ASSETS (ADJUSTED)
(per cent)


3.0%
2.5
2.0
1.5
1.0
0.5
0
06
07
08

TD Bank Financial Group 2008 Snapshot[1]

We're a growth company with a difference – one that grows without taking undue risk. We're a North American leader in maximizing return on every dollar of risk we take. As a result, TDBFG is one of only seven banks on the New York Stock Exchange that has a Triple A rating from Moody's Investors Service.

NET INCOME
available to common shareholders
(millions of Canadian dollars)



Adjusted
Reported
$5,000
4,000
3,000
2,000
1,000
0
04
05
06
07
08

14.4% TDBFG's 5 year CAGR

EARNINGS PER SHARE
(Canadian dollars)



Adjusted
Reported
$7
6
5
4
3
2
1
0
04
05
06
07
08

10.4% TDBFG's 5 year CAGR

TOTAL ASSETS
(billions of Canadian dollars)



$600
500
400
300
200
100
0
04
05
06
07
08

15.5% TDBFG's 5 year CAGR

Year At a Glance

$4 billion in retail earnings (adjusted)

Record efficiency ratio of 51.2% in Canadian Personal and Commercial Banking

Record earnings of $2.4 billion in Canadian Personal and Commercial Banking

Rated highest in customer satisfaction in both Canada and the U.S. Mid-Atlantic region, according to J.D. Power and Associates[2]

59 new retail locations opened in North America

Purchased Commerce Bancorp, valued at US $8.4 billion

9.8% tier 1 capital ratio vs. OSFI's target of 7.0% for Canadian banks

7th largest North American bank by market capitalization of $46.1 billion

TDBFG 2008 SNAPSHOT
SEE UNDER FLAP

Our Guiding Principles and the People Who Live and Breathe Them Every Day

Meet some of our TDBFG employees who are "the best of the best." This page pays tribute to our Vision in Action recipients – the highest award we have to celebrate excellence. *The Vision in Action – Annual Award of Distinction* has been given out to a select group of 186 employees over the last 3 years in recognition of their outstanding performance and unwavering commitment to demonstrating those values most important to us at TDBFG – our Guiding Principles.


Be customer driven
Respect each other
Know our business
Enhance our brand



TD Bank
America's Most Convenient Bank

Banking Whenever and Wherever You're Ready

In 2008, TD Canada Trust opened 30 new branches in Canada while TD Bank, America's Most Convenient Bank, added 29 new branches, known as "stores," in the U.S. We believe that service and convenience mean giving customers access to in-branch service around their schedules – not ours. That's why our branches are open 50% longer than the competition in both Canada and the U.S. We also offer around the clock support to Canadian and American customers through our 24 hour online and telephone banking services.

"In our industry, transactions often require creative solutions and a quick turnaround – TD Securities has delivered every time with an unwavering commitment to service," says Ivan Fecan. "As trusted advisors, TDBFG has been there for some very significant milestones in the company's history. There is a shorthand between us; they understand the nuances of our business."

<
IVAN FECAN
CTVGLOBEMEDIA
TORONTO, ONTARIO

Providing Strategic Advice

What began as a relatively small lending relationship almost 25 years ago, with then Baton Broadcasting, has grown into a strategic partnership between TDBFG and CTVglobemedia. Ivan Fecan, who joined the company in 1994 and became CEO in 1996, engineered the transformation of several television stations in Ontario and Saskatchewan and a 12% interest in the CTV Network into an integrated media powerhouse. Today the company owns the entire CTV network, *The Globe and Mail*, Canada's most read national newspaper, and a wide array of leading conventional and specialty television networks and radio stations across the country. Along the way, CTVglobemedia has turned to TD Securities as a lead advisor on transformative decisions that have helped the company grow into the national broadcasting company it is today.

A Low Risk North American Retail Focus

TDBFG continues to expand and grow its North American retail businesses to deliver a consistent and reliable revenue stream, helping us avoid many of the revenue challenges other banks have faced.

73%
CANADIAN RETAIL

27%
U.S. RETAIL



Delivering an Exceptional Customer and Client Experience Every Day

Our brand is synonymous with a legendary customer experience. We're a recognized leader in customer service and convenience. And it's all thanks to our dedicated employees who are passionate about understanding their customers, owning their problems and finding the right solutions.



"We've never found the service standard we've come to expect from TD Canada Trust at any other financial institution we've dealt with in the past," says Beth Yim. "The people we work with in the branch are an important part of our personal success."

<
PETER & BETH YIM
VANCOUVER, BRITISH COLUMBIA

Loyalty Built on Great Customer Service

Peter Yim and his wife, Beth, are the definition of an enterprising couple. Peter, a leader in the pharmaceutical industry, also works closely with Beth to manage a number of residential rental properties the couple owns in the Vancouver area. From day-to-day banking to financial and retirement planning, the Yims have relied on TD Canada Trust since becoming personal banking customers in 1991. Most important to them is receiving exceptional service and practical financing solutions to manage their real estate investments – something TD Canada Trust has consistently delivered over the years.

Banking Built Around You

With a growing branch network, longer hours and more than 5,300 ATMs located throughout North America, comfort and convenience are priorities when it comes to our customers. We also offer best-in-class online banking solutions to our U.S. and Canadian customers, known as EasyWeb and WebBroker in Canada, as well as around the clock live call centre support just a phone call away. That's what we call service built around how customers want to bank.

Serving Diverse Communities

TDBFG is an inclusive environment. For customers, that means you'll be welcomed and treated with respect no matter who you are or what you look like. From Punjabi to Chinese, we offer multi-language services in many locations throughout our Canadian retail branch network. TDBFG also completed 215 retrofit projects at Canadian retail branches in 2008 which included the installation of designated barrier-free parking spaces, ramps, automatic door operators, and accessible greeter stations, teller stations and offices.



"The issue was not that my credit card company denied my claim a month after initially contacting them, it was the fact that they failed to look into the details of my policy at the onset," says Margot van Wettum-Lacoste. "But through the helpful and friendly service at TD Insurance I had all the answers I needed within 5 minutes. As it turned out, my claim was approved and within a week I had a cheque in my hand to buy a new laptop for my daughter."

^
MARGOT VAN WETTUM-LACOSTE
& DAUGHTER SOPHIE
MONTREAL, QUEBEC

Delivering Results

Margot, a working parent of four children, had enough to juggle without playing referee over the household computers at homework time. When her eldest daughter, Sophie, started her post-secondary education at a local Montreal college, Margot thought it was time to invest in a laptop that Sophie could use at home and school. Despite storing the laptop in a secure area on campus, the unthinkable happened – the laptop was stolen. Margot had bought the computer with a credit card from another financial institution that had an insurance feature that would cover the cost of replacing certain items purchased with the card in the event they were stolen, lost or damaged. After a month of back and forth with her credit card company she was told that laptops were not covered by the insurance. A TD Insurance customer for over 10 years, Margot decided to look into making a claim through her home insurance – her claim was resolved within a week.







Raising the Bar For Our Customers

Great banking experiences are what TDBFG is known for. We simply do it better. How do we know? We call more than 7,600 customers every week to ask them how we're doing. And here's what happened when J.D. Power and Associates, and others, asked customers about us:

- J.D. Power and Associates, ranked TD Canada Trust "Highest in Customer Satisfaction among the Big Five Retail Banks" for the third year in a row. In the U.S., they named TD Bank "Highest in Customer Satisfaction with Retail Banking in the Mid-Atlantic Region" for the second consecutive year, and "Highest in Customer Satisfaction for Small Business Banking," two years in a row.*
- TD Canada Trust won its fourth consecutive Synovate award for best customer service.
- The Service Quality Measurement Group (SQM) recognized TD Canada Trust's call centres with the highest banking industry customer satisfaction award for achieving excellence in world class customer service.

Operating With Excellence Every Day

We're focused on getting the job done better every day than our competitors. We make that happen by staying focused on our strategy, removing barriers that inhibit customer service and making everything we do as simple and straightforward as possible. It's also about recruiting great employees who share a commitment to this standard of excellence.


Rush Delivery

The Best People = the Better Bank

A relentless focus on the customer is fundamental to who we are at TDBFG. Employees like Aida Couto, pictured left, exemplify our deep commitment to our customers. A supervisor in one of our U.S. retail locations, Aida placed a foreign currency order for a customer whose daughter was travelling overseas. Due to a delivery company mix up, the order ended up at the wrong location. When Aida realized the money wasn't going to make it on time she leapt into action to find a solution for her customer. On her day off, Aida drove to a local currency exchange provider to buy the currency and delivered the order to her customer on Saturday morning.


Canada's Top
100
Employers
2009

An Employer of Choice

Great strategies, great products, great systems – all are essential. But it's people who will transform TDBFG. That's why making TDBFG a great place to work is so important – that's what attracts top people and makes them want to stay. We want to be an employer of choice in Canada and the U.S. This is something we work hard at every day – and we're making a difference. We were pleased to be named yet again one of the top 100 Canadian employers by *Maclean's* magazine and, for the third year in a row, TDBFG was the only major financial institution to be named one of Canada's 50 Best Workplaces in *The Globe and Mail.*

The Power of Being Integrated

Being the most convenient bank also means being integrated so we can leverage the power of all our franchises. It means cross-selling and deepening relationships in all our channels. It also means ensuring our clients' and customers' experience is consistent throughout the bank – and that we exploit our strengths across TDBFG businesses to deliver the best solutions to our customers.

Canada's Largest Discount Brokerage

A constant focus on improving the client experience is how TDBFG's Wealth Management business is maintaining its industry-leading position and growing market share. What sets us apart? Our powerful platforms, unparalleled service and support, the most comprehensive investment research, and some of the most competitive rates in the industry.

We continue to improve our tools and access to research so that clients may better monitor their investments and make more informed decisions. This past year, we made several online enhancements, such as Portfolio Manager, a sophisticated performance tracking system, and Stock Screeners, which searches for investment opportunities based on preset or customized personal investment criteria. We were also the first discount brokerage in Canada to introduce a voice biometric identification system, offering better speed and security to clients accessing their accounts by telephone.

Diversity in the Workplace

We want TDBFG to be a place that's supportive of all our people – a place where every employee has the opportunity to fulfill his or her potential. According to our internal Diversity Inclusiveness Survey we're on the right path. 86% of employees surveyed told us they felt TDBFG was an inclusive work environment. We've also put a Workplace Accommodation Policy and Accommodation Fund in place to make sure we provide the necessary tools and facilities for all employees to do their jobs comfortably. This includes provisions for sign language interpreters, text readers and chair and desk retrofits among other services. Celebrating and supporting people's differences is a fundamental part of being the better bank.



"Being based in Canada with operations in the United States, I need partners who understand the nuances of my business and are committed to delivering outstanding service – TD Waterhouse consistently comes through on both counts," says James Chim. "The people I work with at TDBFG have become a true extension of my executive team."

^
JAMES CHIM
SARKU JAPAN
MARKHAM, ONTARIO

Supporting Growth as Strategic Partners

Throughout his 25 years as a bank customer, James has consistently looked to TDBFG for his personal and business financial needs. In the mid 1980s, after gaining experience in the financial and food industries, James looked to realize his entrepreneurial vision of bringing high quality Japanese cuisine to food courts across the United States. And the rest, as they say, is history. Sarku Japan has become one of the most successful Japanese quick service chains in America, serving 20 million customers annually at more than 200 locations in 36 states. As a TD Waterhouse Private Banking client, TDBFG has been James' strategic partner, advising his executive team at every stage of his company's growth.

Building For the Future Every Day

At TD Bank Financial Group, our leaders are not just focused on meeting short term performance targets. We know we must also invest today to ensure TDBFG can grow in the years to come. We're committed to building on the work of our predecessors to make TDBFG a stronger company for tomorrow's leaders.



Continuously Investing in What Makes Us Different – Our Great People

It's the passion and commitment of our 74,000 employees that drive us closer to realizing our vision of being the better bank. Last year we invested in them by spending almost $56 million in employee training and development. This is part of our commitment to making TDBFG a great place to work.

Well Positioned Despite Economic Downturn

The strength of a company is characterized by its ability to weather both good and bad times, and our management philosophy was put to the test in 2008. Our conservative strategy, strong risk management practices and a stream of consistent retail earnings helped guide us through recent market challenges. TDBFG is proud to be one of only seven banks on the New York Stock Exchange that has a Triple A rating from Moody's Investors Service.

TD Ameritrade – a Key Part of Our U.S. Growth Strategy

Our investment in TD Ameritrade in 2005 was part of a long term U.S. expansion plan. A leader in the active trading space, *SmartMoney*'s 2008 Broker Survey named TD Ameritrade best in research and the brokerage with the best trading tool. The same survey also awarded TD Ameritrade with a five star rating in the mutual funds & investment products category.


TD Bank
Open 7 Days

A Truly North American Bank

From Florida to Maine, the unmistakable green TD shield can now be seen at more than 575 U.S. stores. By fall 2009, TD Bank, America's Most Convenient Bank, will include 1,100 stores in the U.S. Add this to our network of just under 1,100 Canadian branches and we're the first financial institution with scale in both the U.S. and Canada – making TDBFG a major player in the North American financial services sector.

"TD Banknorth showed faith in the strength of my business concept. They provided me with the same exceptional service I'd grown to expect and the banking solutions I needed to realize both my personal and professional goals," says David Jansen. "As my company continues to grow, so does my confidence in TD Banknorth as a key advisor in the development of a long-term growth strategy for my business."

<
DAVID JANSEN
JANSENEERING INC.
FALMOUTH, MAINE

Building Businesses

In 2003, after more than 25 years of working as a composites engineer, David followed his dream of going into business on his own. And so the story of Janseneering Inc. began. The mid-coast Maine company specialized in the production of made-to-measure composite parts and moulds used in boat building. Over the years, as the company continued to diversify, so did its client list. Janseneering now serves customers in the marine, architecture, defense, automotive and wind power industries, and the list continues to grow. A long time personal banking customer of TD Banknorth, David turned to his in-branch advisors for the financing solutions he needed to get his business off the ground and keep it growing.

Top Three Dealer in Canada

Having navigated through significant market turmoil in 2008, TD Securities remains focused on producing high-quality earnings while solidifying its position as a top 3 dealer in Canada.

Working With Clients to Build Their Financial Future

How do you become one of the fastest growing Wealth Management businesses in Canada (based on assets under administration)? With our two premium brands, TD Waterhouse and TD Mutual Funds, we've built a strong foundation, created a diversified stream of revenue and relentlessly focused on providing strategic advice while creating an exceptional client experience. Firmly established as the #1 discount brokerage firm, Wealth Management also added 130 client-facing advisors to its advisory businesses, while TD Mutual Funds increased its market share to 8.44% in 2008 from 7.89% in 2007. These are just some of the ways we've continued to build our global wealth management business into a world-class organization in 2008.

Making a Difference Together Every Day

Over $47 million – that's how much TD Bank Financial Group gave to charities in Canada and the U.S. this year. Good corporate citizenship is woven into how we run our business, and it's part of how we evaluate our success. In 2008 we've continued to push forward in championing causes that are important to our employees, customers and the communities where we live and work.



TDBFG Canadian Operations Carbon Neutral in 2010

We made a promise to set a target for reducing greenhouse gas emissions in 2008. Earlier this year we announced that our Canadian Bank operations will be carbon neutral in 2010. We're making this possible by creating internal incentives for TDBFG businesses to reduce emissions, by purchasing green energy and by setting up the TD Emissions Reduction Fund. As part of this initiative we've partnered with Bullfrog Power and the Pembina Institute, through which the bank will annually purchase 6,432 megawatt hours (MWh) of clean, renewable power to match the power used by our Canadian ATM network. We've also committed to reducing our carbon footprint in the U.S. We're currently measuring our environmental impact south of the border and will set a target for reducing the greenhouse gas emissions of our U.S. operations in 2009.



Promoting Literacy and Education

For 13 years TDBFG has promoted children's literacy and education by encouraging millions of children to read through the TD Summer Reading Club. More than 15,000 children participated in the program this year which is available in over 2,000 libraries across Canada. The program's goal? To ignite a passion for reading – and to keep children reading over the summer holidays. In 2008, TDBFG announced a new $2.7 million investment to help Library and Archives Canada and the Toronto Public Library continue to operate and grow the TD Summer Reading Club through 2011.

Teaming Up With Children's Hospitals

We think about the future – of our business, the communities where we live and work and the children who live in them. That's why we've created the TD Children's Hospital Fund, to collect money for top medical facilities and foundations across Canada linked through the Children's Miracle Network. A partner since 1994, TDBFG is one of Canada's largest contributors to the Children's Miracle Network which helps more than 2.6 million children each year. In 2008 TDBFG raised $5.2 million for the Children's Miracle Network, and our employees donated their time to organize fundraising and awareness campaigns for the cause.

15 Years of Cleaning Up Shorelines

One week, 63,000 Canadians and 100,000 kilos of litter – that's the formula for the most successful TD Great Canadian Shoreline Cleanup event to date. For 15 years Canadians have joined TDBFG in its mission to cleanup Canadian shorelines and reduce the litter that reaches our waterways. With 1,500 cleanup events taking place across the country in 2008, support for this program continues to gain momentum. This initiative reflects the commitment of TDBFG, its employees and thousands of individuals and community groups who are willing to do their part to protect our oceans and waterways.

$46 Million in Support of the Environment and Counting

For almost 20 years, the TD Friends of the Environment Foundation (TD FEF) has been bringing TDBFG customers, clients and employees together to help protect Canada's wildlife and environment. Since 1990, the Foundation has given more than $46 million to 17,000 environmental projects in communities across Canada.

TDBFG's complete 2008 Corporate Responsibility Report will be available online in March 2009 at td.com/corporateresponsibility. This publication provides details on TDBFG's activities and achievements as a responsible corporate citizen. Our report continues to follow the standards set out by the Global Reporting Initiative Sustainability Reporting Guidelines ("G3"). These are the most widely used international guidelines for measuring and reporting economic, environmental and social performance over time.

TO OUR SHAREHOLDERS

An Interview with President and CEO Ed Clark



2008 was a pretty good year for TD Bank Financial Group despite some of the toughest market conditions we've ever seen. We had excellent performance in retail in both Canada and the U.S. That's a fantastic anchor for our bank and we're focused on growing from there.

IN 2008, THE GLOBAL FINANCIAL SYSTEM EXPERIENCED ITS WORST CRISIS IN DECADES. HOW DID TDBFG PERFORM?

In a year when many financial institutions did not survive, and when others lost billions, we ended up in a pretty good position, thanks to the strength and resilience of our franchise. Having said that, we went into 2008 saying it would be a tough year. That turned out to be the case – TD Bank Financial Group didn't meet its growth targets. Clearly our Wholesale Bank earnings were negatively impacted by the illiquidity in the markets – especially in our fourth quarter. But against this backdrop of incredibly tough economic and market conditions, we obviously did a lot of things right.

TDBFG's retail business was the engine of our earnings – both north and south of the border. We said our goal was to get close to $4 billion in retail adjusted earnings in 2008 – and we delivered.

We ranked highest in customer satisfaction among the big five retail banks in Canada by J.D. Power and Associates for the third year in a row. We also ranked highest in customer satisfaction in the U.S. for retail banking in the Mid-Atlantic region. And Synovate said we were the best bank for customer service in Canada for the 4th year in a row. These recognitions help explain how our Canadian retail business revenue growth has outperformed our Canadian peers on average by more than 50% over the last six years.

2008 was also about building the first truly North American bank. The TD shield became even more visible to millions of people in the United States as we launched our U.S. retail brand "TD Bank, America's Most Convenient Bank". We also made history as the only bank with more than 1,000 retail locations on each side of the Canada/U.S. border. Our investment in TD Ameritrade also delivered as the business posted its 6th straight year of record earnings.

By just about any key measure, we are now a top 10 North American bank. *Barron's* Magazine, in its 2008 list of Top 500 companies, scored us the highest of all the banks in North America. All of us at TDBFG are very proud of our North American standing – as we are of the fact that we're one of only seven publicly traded banks on the New York Stock Exchange that has a Triple-A rating from Moody's.

HOW DID TDBFG AVOID THE PROBLEMS THAT SO MANY OTHER BANKS ARE FACING?

A lot of it comes down to strategic decisions we have made, largely around the way we manage risk. This has allowed us to grow our earnings consistently, while avoiding the major mishaps that destroy shareholder value.

One of those decisions involved getting out of the structured products business in 2005. We just didn't like the risk embedded in all those complex, financially engineered investment vehicles. We also didn't think it was wise to put our clients into asset-backed products – so we refused to sell them.

Another decision was to avoid subprime lending in the U.S. Our approach is to lend in our local markets to people we know and who we're confident can pay us back. That's meant we have only made loans to creditworthy people in areas of the country that have largely avoided the housing collapse and are relatively stronger economically. As a result of our footprint, conservative lending practices and strong credit culture, our reserves far exceed our credit losses.

We also made the decision to shift our business mix to focus on our retail business, which delivers a consistent, reliable and steady stream of revenues. Over 90% of our total adjusted earnings come from our North American retail operations. We also adopted a lower-risk wholesale strategy that delivers good earnings, while focusing only on areas where the risk/reward trade-off is clear. No one in the wholesale business has enjoyed 2008 – including us. We've always said we wouldn't be able to completely outrun the effects of the financial crisis. But since it began, we have been able to deliver a 5% return on invested capital – a reasonable performance in an incredibly tough operating environment.

At the same time we built up substantial cash reserves so we could keep growing our business in the event that we had to face the kind of liquidity crisis that the world is currently experiencing.

WERE THERE ANY DEVELOPMENTS THAT DISAPPOINTED YOU IN 2008?

Yes, we had some missteps. First, we did not foresee the extent of the financial crisis and, in particular, the series of financial collapses in the latter part of the year. This led to significant mark-to-market losses in our credit trading business. We were making adjustments to our portfolio but, in hindsight, we should have exited these positions sooner. The good news is that the downside was relatively small and manageable for our Wholesale Bank. In fact, TD Securities was profitable this year – something that very few wholesale banks around the world are able to say.

We also had a mispricing incident in June that led to an after-tax loss of $65 million. Although this represented a little less than 2% of our 2008 adjusted earnings, this incident simply does not reflect who we are and how we operate. We took swift action to make sure this kind of incident doesn't happen again.

I'd say we were also disappointed with our stock price. No one at TD felt worse than me about the value of our stock price this year. Because of the financial crisis and gloomy economic reports, investors got out of bank holdings in droves. That included TD and led to much of the decline we saw in 2008.

GIVEN THE UNCERTAINTY IN FINANCIAL MARKETS AND A SLUMPING GLOBAL ECONOMY, HOW DO WE KNOW TDBFG'S SUCCESS IS SUSTAINABLE?

The answer to that rests in our strategy and our different business model. We are committed to being the better bank. What sets us apart is not just what we do, but how we do it.

First, we build powerful franchises that work together, following the same principles, for the good of the whole bank. We focus on their organic growth – understanding our competitive advantage so TD businesses grow their natural market share.

Second, our job every day is to WOW! our customers and clients. We have a clear brand that speaks to the legendary customer service experience we promise to deliver. We're committed to understanding our customers' and clients' needs, owning their problems and finding the right solutions. It isn't enough to just talk about this. You have to measure and reinforce it. In 2008 we asked 7,600 customers per week for feedback on how we were doing, and we took action on what they said.

Over the past 5 years, we have opened approximately 40% more branches than any other major Canadian bank. And we extended our hours to be open 50% longer than our Canadian competitors. It's the same story in the U.S. We're open 50% longer than the norm of our major U.S. competitors.

Third, our growth is based on risk that we can understand and measure. We continue to be a North American leader in maximizing our return on every dollar of risk we take.

Fourth, we focus on operating with excellence. That means getting the job done every day better than our competitors. To do that, we know we need great people. That's why making TD a great place to work is so important. We want to be an employer of choice in Canada and the U.S. So we were very proud to be named this year as one of Canada's Top 100 employers by *Maclean's* magazine and one of Canada's 50 best workplaces in *The Globe and Mail.*

Lastly, we constantly invest for the future. It's important for us to make decisions today that will ensure TD can grow in the years to come. We certainly can't predict what's going to happen in the market, but based on how we run our business, we believe TD is one of the best positioned banks in the world.

THE CURRENT MARKET TURMOIL PRESENTS FINANCIAL INSTITUTIONS WITH SOME GOOD BUYING OPPORTUNITIES. WILL TDBFG MAKE ANY ACQUISITIONS IN 2009?

We have always said that if we see an opportunity that's consistent with our growth strategy, meets our risk requirements and can be arranged in a shareholder-friendly way, we will seriously consider it.

But the reality is we don't need to make an acquisition to grow our business. That's the benefit of running our business model, which is really an organic growth machine. Nor do we need to rely on good economic times. We have a proven track record of growing market share in Canada and the U.S. by delivering a better banking experience than our competitors. When you combine our unique business model with our strong balance sheet and cash reserves, we are extremely well positioned for further growth.

WHAT ARE TDBFG'S PRIORITIES FOR 2009?

Looking ahead, 2009 will continue to test us. The reality is we're facing a slow growth environment and it's going to be tough. But if 2008 showed us anything, it's that we have the right strategy and we're going to stick with it.

Within TD Canada Trust and TD Wealth Management in Canada we remain focused on widening our competitive edge. TD Insurance will tap deeper into the bank's client base by offering industry leading expertise and solutions. With our Wholesale Bank we will solidify our position as a top 3 dealer in Canada.

In the U.S., our aim is to have an organic growth machine that consistently outgrows its peers. That's what we've done in Canada – so we're going to exploit that powerful retail banking platform and ensure our U.S. business benefits from it. Our U.S. integration remains on track and obviously that remains a top priority for us.

Being the most convenient bank also means being integrated so we leverage the power of all our franchises. We will cross-sell and deepen relationships in all our channels.

Lastly, we'll continue to be a leader in customer convenience and service – mobilizing our entire enterprise around that. 2009 will be about WOWing our customers and clients across North America every single day.

This is a tall order. But I know we have the expertise and people to make it happen. I couldn't be more proud of the team at TD. They're not just smart – they have a winning attitude and a true passion for turning ordinary transactions into extraordinary experiences for our customers and clients. I want to thank them most sincerely for the incredible job they do.

We're doing everything right to be a model for the North American financial services industry. We have a growth oriented, customer focused, integrated bank that owns the brand position of North America's most convenient bank. We *will* keep building the better bank, every day.

Ed Clark
President and Chief Executive Officer

Performance Indicators

Performance indicators focus effort, communicate our priorities, and benchmark TDBFG's performance as we strive to be the better bank. The following table highlights our performance against these indicators in 2008.

2008 PERFORMANCE INDICATORS	RESULTS[1]
Financial	
• Deliver above peer average total shareholder return[2]	• TDBFG return: (17.1)% vs. Canadian peer average: (26.4)%
• Grow earnings per share (EPS) by 7% to 10%	• 15% EPS decline
• Deliver above peer average return on risk-weighted assets	• TDBFG return: 2.18% vs. Canadian peer average: 1.83%[3]
Business operations	
• Grow revenue faster than expenses	• Expense growth exceeded revenue growth by 8.6%
• Invest in core businesses to improve efficiency and effectiveness	• Refer to Business Segment Analysis for details
Customer	
• Focus on improving Customer Experience Index[4] (CEI)	• Customer Experience score rose to 26.1% (Target 24.2%)
• Invest in core businesses to enhance the customer experience	• Refer to Business Segment Analysis for details
Employee	
• Improve employee engagement score year-over-year	• Employee engagement score rose to 4.18 in Fall 2008 vs. 4.14 in Fall 2007[5]
• Enhance the employee experience by: – Listening to our employees; – Building employment diversity; – Providing a healthy, safe and flexible work environment; – Providing competitive pay, benefits and performance-based compensation; and	• See TDBFG's Corporate Responsibility Report available March 2009. Preview on page 10
– Investing in training and development.	• $55.9 million invested
Community	
• Donate minimum of 1% of domestic pre-tax profits (five year average) to charitable and not-for-profit organizations	• 1.4% or $35.5 million, in donations in Canada vs. 1.3% or $32.6 million in 2007
• Make positive contributions by: – Supporting employees' community involvement and fundraising efforts;	• $258,000 in employee volunteer grants to 439 organizations
– Promoting children's health, literacy and education; and – Protecting and preserving the environment.	• TDBFG Canadian operations to be carbon neutral in 2010 • $4.8 million distributed to 793 community environmental projects through TD Friends of the Environment Foundation and other corporate giving initiatives • TD Asset Management signed UN Principles for Responsible Investment

[1] Performance indicators that include an earnings component are based on TDBFG's full year adjusted results as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.
[2] Total Shareholder Return is measured on a 1 year basis from November 1, 2007 to October 31, 2008.
[3] Return on risk weighted assets measured is for the year ended October 31, 2008.
[4] CEI is a measurement program that tracks TD customers' loyalty and advocacy.
[5] Scale for employee engagement score is from 1 to 5.

TO OUR SHAREHOLDERS

Chairman of the Board's Message



PERFORMANCE IN A TOUGH YEAR

2008 was certainly a year that redefined the global banking industry. Banks, shareholders and employees around the world faced challenges unlike many they had seen before. Some banks didn't survive. Others emerged as clear leaders, proving yet again that the true mettle of an organization often shows more in the bad times than in the good times. In 2008 TD Bank Financial Group was one of those leaders. For the Board and TD's management team, it was a year that validated our strategy, our focus on the fundamentals of the banking business, and most importantly, our integrity.

We told shareholders we were aiming for $4 billion in retail adjusted earnings in 2008. The TD team delivered on that. An impressive accomplishment – especially in this tumultuous year. But we also told shareholders TD wouldn't be completely immune to the effects of the ongoing market turmoil as our credit trading losses – particularly in the 4th quarter – attest. As a result, TD experienced slower growth this year as adjusted earnings were $3.8 billion, and total shareholder return declined. In a normal year we would expect to do much better for our shareholders. We all know, though, that 2008 was anything but normal. However, we remain pleased that on a 5 year basis, TD's total shareholder return is above the Canadian peer bank average.

Confidence in the strength of our strategy led the Board to make two dividend increases in 2008. Total dividends per share increased to $2.36, up 12% over 2007 – well above most of TD's North American peers. This is a clear indication of the Board's confidence in TD's continuing ability to consistently grow earnings over time.

Your Board also remains extremely confident in the leadership of Ed Clark and his senior management team. They are building TD into a North American powerhouse – and in the process, they have shown they can ably navigate in tougher short-term economic and market realities, while making the right investments for future growth.

STOCK PRICE WAS IMPACTED

TD's strategic positioning in 2008 made it possible to avoid most of the market issues that hurt so many other financial institutions around the world. TD was also one of the few banks worldwide to avoid the major problems related to U.S. sub prime exposure. So why hasn't TD's stock price outperformed? This situation doesn't feel good – for the Board, management, employees or you – our shareholders.

The reality is that investors simply fled the banking sector. They sold almost all of their bank holdings, especially those with exposure to the United States. In 2008, the market didn't differentiate between institutions like TD – that effectively managed the impact of market turmoil – and the many others who didn't.

BUILDING FOR THE FUTURE

Over time we expect the market will recognize TD for its strategy of being a lower risk, highly integrated and customer focused bank. Growing in the United States is an important part of TD's future growth. Over the last year, your Board continued to provide strategic oversight in the review of TD's integration plan for TD Banknorth and Commerce Bank. The rollout of the brand – TD Bank, America's Most Convenient Bank, began in November of this year and will be complete by fall 2009. We believe TD shareholders will only continue to benefit from TD's growing presence in the U.S. – through a TD Bank branch network that's now as large as TD Canada Trust's in Canada, as well as TD's investment in TD Ameritrade.

A TRACK RECORD OF MANAGING RISK

This year showed us that the banks that weathered the market turmoil the best were those who had better risk management practices. The Board – and especially the Risk Committee – spent considerable time this year reviewing the impact of the global credit crunch and resulting liquidity crisis on TD. Working with management, your Board has been, and will continue to be, vigilant in identifying, monitoring and providing strategic counsel about current and future risks and to mitigate events like the mispricing incident that occurred this summer.

A CORPORATE GOVERNANCE LEADER

As well, your Board continues to represent the best interests of shareholders through a strong focus on corporate governance. This is an absolutely essential ingredient of an organization's success, and it has been a priority for the Board for many years.

I'm proud to report our work in this area was recognized externally again in 2008. For the second year in a row, GovernanceMetrics International ranked TD among the top 1%, receiving the highest global score assigned for leadership in corporate governance. This was based on assessing TD in areas such as financial disclosure, shareholder rights and Board and corporate accountability.

We also stayed focused on streamlining Board and committee processes to ensure that key Board initiatives – including best-in-class leadership development, TD's executive succession plan, and executive compensation practices – received the time and attention they deserved. We've also taken steps to align the governance model of our U.S. subsidiaries to ours to ensure a unified approach to governance and to execute with a "single view" on important Board initiatives.

CHANGES TO THE BOARD

In 2008 the Board was pleased to welcome its newest director, Nadir Mohamed. His reputable track record as an executive in the communications industry, coupled with his extensive business knowledge and accounting background, make him a valuable addition to the Board and Audit Committee. I'd also like to express the Board's sincere gratitude for Darren Entwistle's contributions and service during his six-year tenure on the Board.

OPTIMISM FOR THE FUTURE

TD is a top 10 bank in North America by market capitalization, and every single day, remains focused on growing in size and stature. TD and its people are incredibly optimistic about the future of their company. I know I speak for the entire Board when I say we're proud to be part of this winning organization and we thank you, our shareholders, for your trust and loyalty.

On behalf of the Board, I would also like to sincerely thank Ed Clark, his management team and all 74,000 TD employees, who every single day, show their commitment to building the better bank. The challenges of the last year – and TD's ability to stand apart – are a testament to the talent and enthusiasm of what I believe to be the best team working in banking today.



John M. Thompson
Chairman of the Board of Directors

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

AT A GLANCE OVERVIEW

- **We have a strong, independent Chairman with a clear leadership mandate in corporate governance.**
- **The Board oversees management, considers and approves on a continuous basis strategic alternatives and plans, and approves all major strategy and policy recommendations for TDBFG.**
- **The Board is responsible for setting the tone for a culture of integrity and compliance throughout TDBFG.**
- **The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.**
- **The Board renews itself with high calibre candidates with diverse skills and experience.**
- **The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders' auditor.**

The Board of Directors and the management of TDBFG are committed to leadership in corporate governance. We have designed our corporate governance policies and practices to be sure we are focused on our responsibilities to our shareholders and on creating long term shareholder value.

We can assure you that TDBFG's policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below.

ROLE OF THE CHAIRMAN OF THE BOARD

John Thompson is the Chairman of the Board at TDBFG. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out in the Charter of the Chairman of the Board which is available on our website. He also serves as Chair of the Corporate Governance Committee and is a member of the Management Resources Committee.

Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being Vice Chairman of Royal Philips Electronics N.V. and a director of Thomson Reuters Corporation, Mr. Thompson is the Vice Chair of the Board of Trustees of The Hospital for Sick Children in Toronto and Chancellor of the University of Western Ontario. Mr. Thompson has been a member of the Board of TDBFG since 1988.

DIRECTORS' KEY RESPONSIBILITIES

In addition to having the requisite skills and experience, all directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Under the Position Description, directors are expected to serve TDBFG and the long term interests of its shareholders by supervising the management of the business and affairs of TDBFG. In doing so, the directors are expected to:

- Meet the highest ethical and fiduciary standards;
- Demonstrate independence from management;
- Be knowledgeable and inquisitive about the issues facing TDBFG;
- Apply good sense and sound judgment to help make wise decisions; and
- Display commitment through attendance at, preparation for and participation in meetings.

Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the Bank and its shareholders.

Directors are also subject to the Bank's Code of Conduct and Ethics.

OVERVIEW OF CORPORATE GOVERNANCE STRUCTURE AT TDBFG

This diagram is a simple overview of the corporate governance structure at TDBFG.



Shareholders
Appoint
Shareholders' Auditor
Elect
Report
Corporate Governance Committee
Board of Directors
Audit Committee
Appoint
Appoint
Management Resources Committee
Risk Committee
Appoint
Management

OTHER PLACES TO FIND INFORMATION ABOUT CORPORATE GOVERNANCE AT TDBFG

Read our Chairman of the Board's Message to Shareholders on page 14.

Corporate Governance: Go to the Corporate Governance section of our web site – www.td.com/governance – to find information on our corporate governance practices, including our Corporate Governance Guidelines, our Director Independence Policy, our Code of Conduct and Ethics, the Charters of our Board of Directors and each of its committees and a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

Proxy Circular: Read our Proxy Circular – in February 2009 it will be mailed to shareholders and available on our web site.

Annual Meeting: Attend our Annual Meeting – April 2, 2009 in Saint John, New Brunswick, Canada – or watch the webcast through our web site – www.td.com/investor.

Corporate Responsibility Report: Read our 2008 report – it documents our corporate citizenship activities throughout the year. The 2008 report will be released and available on our web site in March 2009 – www.td.com/corporateresponsibility.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 4, 2008 are listed below. Our Proxy Circular for the 2009 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and Retired President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Collingwood, Nova Scotia

W. Edmund Clark
President and Chief Executive Officer, TD Bank Financial Group, Toronto, Ontario

Wendy K. Dobson
Professor and Director Institute for International Business, Joseph L. Rotman School of Management, University of Toronto, Uxbridge, Ontario

Donna M. Hayes
Publisher and Chief Executive Officer, Harlequin Enterprises Limited, Toronto, Ontario

Henry H. Ketcham
Chairman of the Board, President and Chief Executive Officer, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Pierre H. Lessard
Executive Chairman of the Board, METRO INC., Westmount, Québec

Brian M. Levitt
Co-Chair and Partner, Osler, Hoskin & Harcourt LLP, Westmount, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Brian F. MacNeill
Chairman of the Board, Petro-Canada, Calgary, Alberta

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
President and Chief Operating Officer, Communications Group, Rogers Communications Inc., Toronto, Ontario

Roger Phillips
Corporate Director and Retired President and Chief Executive Officer, IPSCO Inc., Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

William J. Ryan
Chairman, TD Banknorth Inc., Falmouth, Maine

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

John M. Thompson
Chairman of the Board, The Toronto-Dominion Bank, Toronto, Ontario

COMMITTEE	MEMBERS	KEY RESPONSIBILITIES
Corporate Governance Committee	**John M. Thompson** (Chair) **Donna M. Hayes** **Brian F. MacNeill** **Roger Phillips**	**Responsibility for corporate governance of TDBFG:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TDBFG; • Review and recommend the compensation of the directors of TDBFG; • Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and committees.
Management Resources Committee	**Wilbur J. Prezzano** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this Committee's charter; • Set performance objectives for the CEO, which encourage TDBFG's long-term financial success and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors who help this Committee set competitive compensation that meets TDBFG's hiring, retention and performance objectives; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG's annual proxy circular and review, as appropriate, any other major public disclosures concerning executive compensation.
Risk Committee	**Harold H. MacKay** (Chair) **William E. Bennett** **Hugh J. Bolton** **Wendy K. Dobson** **Brian M. Levitt** **Wilbur J. Prezzano**	**Supervising the management of risk of TDBFG:** • Identify and monitor the key risks of TDBFG and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk; • Provide a forum for "big-picture" analysis of future risks including considering trends; • Critically assess TDBFG's business strategies and plans from a risk perspective.
Audit Committee	**Hugh J. Bolton*** (Chair) **William E. Bennett*** **John L. Bragg** **Irene R. Miller*** **Nadir H. Mohamed***	**Supervising the quality and integrity of TDBFG's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this Committee; • Listen to the shareholders' auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

*Designated Audit Committee Financial Experts

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2008, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2008. This MD&A is dated December 3, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this 2008 Management's Discussion & Analysis ("MD&A"), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the 2008 MD&A under the heading "Economic Summary and Outlook" and for each of our business segments, under the heading "Business Outlook and Focus for 2009". Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors – many of which are beyond our control – that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank's 2008 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and the introduction of new monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank's ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank's risk management framework, including the risk that the Bank's risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, see the discussion starting on page 64 of the Bank's 2008 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank's operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; Wealth Management; U.S. Personal and Commercial Banking; and Wholesale Banking.

HOW THE BANK REPORTS

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the "reported" results.

The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes items of note, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this MD&A are non-GAAP financial measures as these are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank's reported and adjusted results.

TABLE 1 **OPERATING RESULTS – REPORTED**

(millions of Canadian dollars)	**2008**	2007	2006
Net interest income	**$ 8,532**	$6,924	$6,371
Other income	**6,137**	7,357	6,821
Total revenue	**14,669**	14,281	13,192
Provision for credit losses	**(1,063)**	(645)	(409)
Non-interest expenses	**(9,502)**	(8,975)	(8,815)
Dilution gain, net	**–**	–	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	**4,104**	4,661	5,527
Provision for income taxes	**(537)**	(853)	(874)
Non-controlling interests, net of income taxes	**(43)**	(95)	(184)
Equity in net income of an associated company, net of income taxes	**309**	284	134
Net income – reported	**3,833**	3,997	4,603
Preferred dividends	**(59)**	(20)	(22)
Net income available to common shareholders – reported	**$ 3,774**	$3,977	$4,581

TABLE 2	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES[1]		

Adjusted net income to reported results
Operating results – adjusted

(millions of Canadian dollars)	2008	2007	2006
Net interest income	$ 8,532	$ 6,924	$ 6,371
Other income[2]	5,840	7,148	6,862
Total revenue	14,372	14,072	13,233
Provision for credit losses[3]	(1,046)	(705)	(441)
Non-interest expenses[4]	(9,291)	(8,390)	(8,260)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,035	4,977	4,532
Provision for income taxes[5]	(554)	(1,000)	(1,107)
Non-controlling interests, net of income taxes[6]	(43)	(119)	(211)
Equity in net income of associated company, net of income taxes[7]	375	331	162
Net income – adjusted	3,813	4,189	3,376
Preferred dividends	(59)	(20)	(22)
Net income available to common shareholders – adjusted	3,754	4,169	3,354
Items of note affecting net income, net of income taxes			
Amortization of intangibles[8]	(404)	(353)	(316)
Reversal of Enron litigation reserve[9]	323	–	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[10]	118	–	–
Gain relating to restructuring of Visa[11]	–	135	–
TD Banknorth restructuring, privatization and merger-related charges[12]	–	(43)	–
Restructuring and integration charges relating to the Commerce acquisition[13]	(70)	–	–
Dilution gain on Ameritrade transaction, net of costs	–	–	1,665
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–	(72)
Balance sheet restructuring charge in TD Banknorth	–	–	(19)
Wholesale Banking restructuring charge	–	–	(35)
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[14]	107	30	7
General allowance release	–	39	39
Other tax items	(34)	–	(24)
Provision for insurance claims[15]	(20)	–	–
Initial set up of specific allowance for credit card and overdraft loans	–	–	(18)
Total items of note	20	(192)	1,227
Net income available to common shareholders – reported	$ 3,774	$ 3,977	$ 4,581

Reconciliation of reported earnings per share (EPS) to adjusted EPS[16]

(Canadian dollars)	2008	2007	2006
Diluted – reported	$ 4.87	$ 5.48	$ 6.34
Items of note affecting income (as above)	(0.03)	0.27	(1.70)
Items of note affecting EPS only[17]	0.04	–	0.02
Diluted – adjusted	$ 4.88	$ 5.75	$ 4.66
Basic – reported	$ 4.90	$ 5.53	$ 6.39

[1] Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

[2] Adjusted other income excludes the following items of note: 2008 – $186 million pre-tax gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 14; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 10; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 15; 2007 – $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 11; $46 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; 2006 – $11 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $52 million loss on balance sheet restructuring charge in TD Banknorth.

[3] Adjusted provisions for credit losses exclude the following items of note: 2008 – $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 14; 2007 – $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology; 2006 – $60 million general allowance release; $28 million initial set up of special allowance for credit card and overdraft loans.

[4] Adjusted non-interest expenses exclude the following items of note: 2008 – $577 million amortization of intangibles; $111 million restructuring and integration charges relating to the Commerce acquisition, as explained in footnote 13; and $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 9; 2007 – $499 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization and merger-related charges, as explained in footnote 12; 2006 – $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges.

[5] For reconciliation between reported and adjusted provisions for income taxes, see Table 11.

[6] Adjusted non-controlling interests exclude the following items of note: 2007 – $9 million amortization of intangibles; $15 million from TD Banknorth restructuring, privatization and merger-related charges; 2006 – $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.

[7] Equity in net income of associated company excludes the following items of note: 2008 – $66 million amortization of intangibles; 2007 – $47 million amortization of intangibles; 2006 – $28 million amortization of intangibles.

[8] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005 and its privatization in 2007, the Commerce Bancorp, Inc. (Commerce) acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

[9] The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC v. Scientific-Atlanta, Inc.* During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million ($477 million before tax), reflecting the substantial reversal of the reserve. For details, see Note 28 to the 2008 Consolidated Financial Statements.

[10] Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to available-for-sale category in accordance with the Amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[11] As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares.

[12] The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA, N.A. (TD Bank USA) to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Consolidated Statement of Income for October 31, 2007, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.

[13] As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.

[14] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Prior to November 1, 2006, this item was described as "Hedging impact due to AcG-13". As part of the adoption of the new financial instruments standards effective for the Bank from November 1, 2006, the guidance under Accounting Guideline 13: *Hedging Relationships* (AcG-13) was replaced by CICA Handbook Section 3865, *Hedges*.

[15] The provision for insurance claims relates to a court decision in Alberta in the first quarter of 2008. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.

[16] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not be equal to year-to-date EPS.

[17] 2008 – The diluted EPS figures do not include Commerce earnings for the month of April 2008 due to a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share; 2006 – one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006.

TABLE 3 **AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES**

(millions of Canadian dollars)	**2008**	2007	2006
Canada Trust	**$143**	$175	$207
TD Bank, N.A. reported amortization of intangibles	**170**	112	72
Less: non-controlling interests	**–**	9	12
Net amortization of intangibles	**170**	103	60
TD Ameritrade (included in equity in net income of associated company)	**66**	47	28
Other	**25**	28	21
Amortization of intangibles, net of income taxes[1]	**$404**	$353	$316

[1] Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank's economic profit, ROIC and adjusted net income. Adjusted results and related terms are discussed in the "How the Bank Reports" section.

TABLE 4 **RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME**

(millions of Canadian dollars)	**2008**	2007	2006
Average common equity	**$26,213**	$20,572	$17,983
Average cumulative goodwill/intangible assets amortized, net of income taxes	**4,136**	3,825	3,540
Average invested capital	**30,349**	24,397	21,523
Rate charged for invested capital	**9.3%**	9.4%	9.5%
Charge for invested capital	**$ (2,822)**	$ (2,293)	$ (2,045)
Net income available to common shareholders – reported	**$ 3,774**	$ 3,977	$ 4,581
Items of note impacting income, net of income taxes	**(20)**	192	(1,227)
Net income available to common shareholders – adjusted	**$ 3,754**	$ 4,169	$ 3,354
Economic profit	**$ 932**	$ 1,876	$ 1,309
Return on invested capital	**12.4%**	17.1%	15.6%

2008 SIGNIFICANT EVENTS

Acquisition of Commerce Bancorp, Inc.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.3 billion and intangible assets of $1.5 billion) and $48.6 billion of liabilities were included in the Bank's Consolidated Balance Sheet on the date of acquisition.

The fiscal periods of Commerce and the Bank are not coterminus. Commerce's results are consolidated with the Bank's results on a one month lag basis.

For details, see Note 31 to the 2008 Consolidated Financial Statements.

Enron

The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC v. Scientific-Atlanta, Inc.* During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million ($477 million before tax), reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $20 million (US$17 million) of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank's Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders. For details, see Note 28 to the 2008 Consolidated Financial Statements.

Deterioration in Markets and Severe Dislocation in Credit Market

During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, *Financial Instruments – Recognition and Measurement*.

The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. In the fourth quarter of 2008, net interest income of $110 million after tax was recorded relating to the reclassified debt securities. The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of reported net income of $561 million in the fourth quarter of 2008, and a reduction in adjusted net income of $443 million after taking into account the change in the fair value of derivatives hedging the reclassified debt securities portfolio.

For further details, see Note 2 to the 2008 Consolidated Financial Statements.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $3,833 million, down $164 million, or 4%, from 2007.**
- **Adjusted net income was $3,813 million, down $376 million, or 9%, from 2007.**

Reported net income was $3,833 million, compared with $3,997 million in 2007. The decrease in reported net income was primarily due to weaker segment operating earnings partially offset by a positive adjustment resulting from the substantial reversal of the Enron litigation reserve. Adjusted net income was $3,813 million, compared with $4,189 million in 2007. The decrease in adjusted earnings was largely due to weaker Wholesale Banking earnings and an increased loss in Corporate segment, partially offset by increased earnings from the Canadian and U.S. Personal and Commercial Banking segments and higher earnings from the Bank's share of earnings from TD Ameritrade. Canadian Personal and Commercial earnings increased by $171 million driven by broad based revenue and volume growth. U.S. Personal and Commercial Banking earnings increased by $447 million, largely due to the acquisition of Commerce and the privatization of TD Banknorth in 2007. Wholesale Banking earnings declined by $759 million due to a 50% reduction in revenue amid severe market conditions. The loss in Corporate segment increased by $242 million, largely due to higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity and increased costs related to corporate financing activities. The Bank's share of earnings in TD Ameritrade increased by $28 million due to higher operating earnings in TD Ameritrade.

Reported diluted earnings per share were $4.87, compared with $5.48 in 2007. Adjusted diluted earnings per share were $4.88, a decrease of 15% compared with $5.75 in 2007.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2008 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov)).

Net income available to common shareholders under U.S. GAAP was $3,828 million, compared with $3,774 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP and recognition of unrealized losses related to certain debt securities that were reclassified from trading to available-for-sale.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Total revenue increased by $388 million, or 3%, from the prior year.**
- **Net interest income was up $1,608 million, or 23%, from the prior year.**
- **Other income was down $1,220 million, or 17%, from the prior year.**

NET INTEREST INCOME

Reported net interest income was $8,532 million in 2008, an increase of $1,608 million or 23%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $389 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking net interest income increased $779 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $443 million due to higher trading-related net interest income.

NET INTEREST MARGIN

Net interest margin improved by 16 basis points (bps) in 2008 to 2.22% from 2.06% in 2007. Margin declines in both the Canadian and U.S. Personal and Commercial Banking businesses were more than offset by higher trading-related net interest income in Wholesale Banking. Net interest margin in Canadian Personal and Commercial Banking declined in 2008 compared with 2007, reflecting higher funding costs. Net interest margin in U.S. Personal and Commercial Banking declined in 2008 over 2007 due to competitive pressure on deposit pricing. The change in mix of business due to the acquisition of Commerce contributed positively to the Bank's overall net interest margin.

NET INTEREST INCOME
(millions of Canadian dollars)


$10,000
7,500
5,000
2,500
0
06
07
08

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars)		2008			2007			2006	
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 14,264**	**$ 629**	**4.41%**	$ 12,184	$ 357	2.93%	$ 11,680	$ 302	2.59%
Securities									
Trading	**73,138**	**3,123**	**4.27**	81,756	3,124	3.82	76,679	2,653	3.46
Non-trading	**60,726**	**2,331**	**3.84**	43,970	1,642	3.73	–	–	–
Investment	**–**	**–**	**–**	–	–	–	40,172	1,782	4.44
Total securities	**133,864**	**5,454**	**4.07**	125,726	4,766	3.79	116,851	4,435	3.80
Securities purchased under reverse repurchase agreements	**38,393**	**1,705**	**4.44**	31,960	1,829	5.72	30,910	1,413	4.57
Loans									
Mortgages	**79,000**	**4,057**	**5.14**	63,991	3,471	5.42	60,325	3,131	5.19
Consumer installment and other personal	**72,630**	**4,634**	**6.38**	64,502	4,510	6.99	62,797	4,036	6.43
Credit card	**6,392**	**870**	**13.61**	5,467	731	13.37	3,830	509	13.29
Business and government	**40,485**	**2,235**	**5.52**	31,913	2,188	6.86	28,562	1,743	6.10
Total loans	**198,507**	**11,796**	**5.94**	165,873	10,900	6.57	155,514	9,419	6.06
Total earning assets	**$385,028**	**$19,584**	**5.09%**	$335,743	$17,852	5.32%	$314,955	$15,569	4.94%
Interest-bearing liabilities									
Deposits									
Personal	**$165,020**	**$ 3,679**	**2.23%**	$144,364	$ 3,733	2.59%	$132,135	$ 3,027	2.29%
Banks	**17,008**	**532**	**3.13**	19,954	814	4.08	15,874	661	4.16
Business and government	**138,728**	**4,270**	**3.08**	105,196	3,700	3.52	105,252	3,393	3.22
Total deposits	**320,756**	**8,481**	**2.64**	269,514	8,247	3.06	253,261	7,081	2.80
Subordinated notes and debentures	**12,439**	**654**	**5.26**	9,061	484	5.34	6,956	388	5.58
Obligations related to securities sold short and under repurchase agreements	**44,006**	**1,823**	**4.14**	46,487	2,088	4.49	44,287	1,603	3.62
Preferred shares and Capital Trust Securities	**1,449**	**94**	**6.49**	1,797	109	6.07	1,790	126	7.04
Total interest-bearing liabilities	**$378,650**	**$11,052**	**2.92%**	$326,859	$10,928	3.34%	$306,294	$ 9,198	3.00%
Total net interest income on average earnings assets	**$385,028**	**$ 8,532**	**2.22%**	$335,743	$ 6,924	2.06%	$314,955	$ 6,371	2.02%

[1] Net interest income includes dividends on securities.

TABLE 6	ANALYSIS OF CHANGE IN NET INTEREST INCOME					
(millions of Canadian dollars)	**2008 vs 2007**			2007 vs 2006		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 2,805**	**$(1,073)**	**$1,732**	$1,028	$ 1,255	$ 2,283
Total interest-bearing liabilities	**(1,641)**	**1,517**	**(124)**	(645)	(1,085)	(1,730)
Net interest income	**$ 1,164**	**$ 444**	**$1,608**	$ 383	$ 170	$ 553

OTHER INCOME

Reported other income was $6,137 million in 2008, a decrease of $1,220 million, or 17%, from 2007. Adjusted other income was $5,840 million, a decrease of $1,308 million, or 18%, from 2007. The decrease in adjusted other income was driven by a decline in Wholesale Banking, partially offset by increases in both U.S. and Canadian Personal and Commercial Banking. Wholesale Banking other income declined $1,687 million due to weak trading income, lower syndication revenue, and merger and acquisition fees. U.S. Personal and Commercial Banking other income increased $270 million, largely due to the inclusion of Commerce. Canadian Personal and Commercial Banking other income increased $188 million, due to growth in fee income and card services revenue.

TABLE 7	OTHER INCOME			
(millions of Canadian dollars)				2008 vs 2007
	2008	2007	2006	% change
Investment and securities services:				
TD Waterhouse fees and commissions	**$ 405**	$ 438	$ 561	(7.5)%
Full-service brokerage and other securities services	**565**	559	509	1.1
Underwriting and advisory	**214**	338	292	(36.7)
Investment management fees	**198**	197	193	0.5
Mutual funds management	**863**	868	704	(0.6)
Credit fees	**459**	420	371	9.3
Net securities gains	**331**	326	305	1.5
Trading income (loss)	**(794)**	591	797	(234.3)
Income from financial instruments designated as trading under the fair value option	**(137)**	(55)	–	149.1
Service charges	**1,237**	1,019	937	21.4
Loan securitizations	**231**	397	346	(41.8)
Card services	**589**	451	374	30.6
Insurance, net of claims	**927**	1,005	896	(7.8)
Trust fees	**140**	133	130	5.3
Other	**909**	670	406	35.7
Total	**$6,137**	$7,357	$6,821	(16.6)%

TRADING-RELATED INCOME

Trading-related income, which is the total of net interest income on trading positions and trading income, decreased by $1,069 million, or 215%, from 2007. The decrease was primarily due to weaker credit trading products associated with volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and credit default swaps which led to mark-to-market trading losses. Additionally, weaker results were experienced in equity trading.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8	TRADING-RELATED INCOME[1]		
(millions of Canadian dollars)			
Trading-related income	**2008**	2007	2006
Net interest income	**$ 379**	$ (55)	$ (65)
Trading securities and derivatives	**(794)**	591	797
Loans designated as trading under the fair value option	**(156)**	(38)	–
Total trading-related income	**$(571)**	$498	$732
By product			
Interest rate and credit portfolios	**$(663)**	$239	$362
Foreign exchange portfolios	**481**	312	306
Equity and other portfolios	**(233)**	(15)	64
Loans designated as trading under the fair value option	**(156)**	(38)	–
Total trading-related income	**$(571)**	$498	$732

[1] Trading-related income includes trading income arising from securities, derivatives and loans designated as trading under the fair value option, as well as net interest income derived from trading instruments.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses increased by $527 million, or 6%, from 2007.**
- **Adjusted non-interest expenses increased by $901 million, or 11%, from 2007.**
- **Reported efficiency ratio was 64.8%.**
- **Adjusted efficiency ratio was 64.6%, a decline in efficiency of 500 bps from 59.6% in 2007.**

NON-INTEREST EXPENSES

Non-interest expenses for 2008 were $9,502 million, compared with $8,975 million in 2007, an increase of $527 million or 6%. The increase in expenses was driven by growth in all operating segments other than Wholesale Banking. This growth was partially offset by lower other expenses due to the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. U.S. Personal and Commercial Banking expenses increased $570 million due largely to the acquisition of Commerce. Canadian Personal and Commercial Banking expenses increased $266 million due to higher employee compensation expense and investments in new business initiatives including longer hours and new branches.

EFFICIENCY RATIO

Efficiency ratio measures operating efficiency. The ratio is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The Bank's reported and adjusted efficiency ratios weakened from 2007, primarily due to the decrease in Wholesale Banking revenue.

NON-INTEREST EXPENSES
(millions of Canadian dollars)



$10,000
8,000
6,000
4,000
2,000
0
06
07
08

EFFICIENCY RATIO
(percent)



100%
80
60
40
20
0
06
07
08

TABLE 9	NON-INTEREST EXPENSES AND EFFICIENCY RATIO			
(millions of Canadian dollars)				2008 vs 2007
	2008	2007	2006	% change
Salaries and employee benefits				
Salaries	**$3,089**	$2,737	$2,700	12.9%
Incentive compensation	**1,235**	1,286	1,207	(4.0)
Pension and other employee benefits	**660**	583	578	13.2
Total salaries and employee benefits	**4,984**	4,606	4,485	8.2
Occupancy				
Rent	**463**	390	371	18.7
Depreciation	**225**	163	160	38.0
Property tax	**33**	21	21	57.1
Other	**214**	162	149	32.1
Total occupancy	**935**	736	701	27.0
Equipment				
Rent	**216**	192	200	12.5
Depreciation	**213**	199	183	7.0
Other	**254**	223	216	13.9
Total equipment	**683**	614	599	11.2
Amortization of intangible assets	**577**	499	505	15.6
Restructuring costs	**48**	67	50	(28.4)
Marketing and business development	**491**	445	470	10.3
Brokerage-related fees	**252**	233	222	8.2
Professional and advisory services	**569**	488	540	16.6
Communications	**210**	193	201	8.8
Other				
Capital and business taxes	**234**	196	205	19.4
Postage	**138**	122	121	13.1
Travel and relocation	**106**	84	87	26.2
Other	**275**	692	629	(60.3)
Total other	**753**	1,094	1,042	(31.2)
Total expenses	**$9,502**	$8,975	$8,815	5.9%
Efficiency ratio – reported	**64.8%**	62.8%	59.8%	200bps
Efficiency ratio – adjusted	**64.6**	59.6	62.4	500

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $236 million, or 16%, from 2007. Income tax expense, on a reported basis, was down $316 million, or 37%, from 2007. Other taxes were up $80 million, or 12%, from 2007. Adjusted total income and other taxes were down $366 million, or 22%, from 2007. Current income tax expense, on an adjusted basis, was down $446 million, or 45%, from 2007.

The Bank's effective income tax rate, on a reported basis, was 13% for 2008, compared with 18% in 2007. The tax reduction was primarily due to a lower effective tax rate on international operations, which includes the tax synergies related to the Commerce acquisition. On an adjusted basis, the effective income tax rate was 14% for 2008, compared with 20% in 2007.

Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade in 2006, the financial statements reported the pre-tax and after-tax results of TD Waterhouse U.S.A. separately. TD reports its investments in TD Ameritrade using the equity method of accounting; tax expense of $178 million in the year, compared to $173 million in 2007, is not part of the tax rate reconciliation.

TABLE **10** **TAXES**

(millions of Canadian dollars)	**2008**		2007		2006	
Income taxes at Canadian statutory income tax rate	**$1,342**	**32.7%**	$1,627	34.9%	$1,934	35.0%
Increase (decrease) resulting from:						
Dividends received	**(345)**	**(8.4)**	(423)	(9.1)	(234)	(4.2)
Rate differentials on international operations	**(457)**	**(11.1)**	(336)	(7.2)	(248)	(4.5)
Items related to dilution gains and losses	**–**	**–**	–	–	(582)	(10.5)
Other	**(3)**	**(0.1)**	(15)	(0.3)	4	–
Provision for income taxes and effective income tax rate – reported	**$ 537**	**13.1%**	$ 853	18.3%	$ 874	15.8%

TABLE **11** **RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES**

(millions of Canadian dollars)	**2008**	2007	2006
Provision for income taxes – reported	**$ 537**	$ 853	$ 874
Increase (decrease) resulting from items of note:			
Amortization of intangibles	**239**	184	205
Reversal of Enron litigation reserve	**(154)**	–	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(23)**	–	–
Gain relating to restructuring of Visa	**–**	(28)	–
TD Banknorth restructuring, privatization and merger-related charges	**–**	28	–
Restructuring and integration charges relating to the Commerce acquisition	**41**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	–	34
Balance sheet restructuring charge in TD Banknorth	**–**	–	18
Wholesale Banking restructuring charge	**–**	–	15
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(62)**	(16)	(4)
Other tax items	**(34)**	–	(24)
General allowance release	**–**	(21)	(21)
Provision for insurance claims	**10**	–	–
Initial set up of specific allowance for credit card and overdraft loans	**–**	–	10
Tax effect – items of note	**17**	147	233
Provision for income taxes – adjusted	**554**	1,000	1,107
Other taxes:			
Payroll	**242**	218	199
Capital and premium taxes	**228**	191	197
GST and provincial	**172**	170	184
Municipal and business	**106**	89	93
Total other taxes	**748**	668	673
Total taxes – adjusted	**$1,302**	$1,668	$1,780
Effective income tax rate – adjusted[1]	**13.7%**	20.1%	24.4%

[1] Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before tax.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2008 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,014 million, compared with $1,094 million in the same quarter last year. Reported diluted earnings per share were $1.22 for the quarter, compared with $1.50 in the same quarter last year. Adjusted net income for the quarter was $665 million, compared with $1,021 million in the same quarter last year. Adjusted diluted earnings per share were $0.79 for the quarter, compared with $1.40 in the fourth quarter of 2007.

Reported revenue increased by $90 million, or 3%, from the fourth quarter of 2007 due to gains in Canadian Personal and Commercial Banking from higher volumes in most products, and increases in U.S. Personal and Commercial Banking, primarily due to the acquisition of Commerce during the year. Wholesale Banking revenue decreased largely due to lower trading-related revenue due to severe market conditions.

Provision for credit losses increased by $149 million from the fourth quarter of 2007 partially due to a $60 million general allowance release in the fourth quarter of 2007. Canadian Personal and Commercial Banking increased provisions for credit losses by $33 million, largely due to higher personal banking provisions. Provision for credit losses in the U.S. Personal and Commercial Banking segment increased $43 million, largely due to the acquisition of Commerce.

Reported expenses increased $126 million from the fourth quarter of 2007. The current quarter includes the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. Adjusted expenses for the quarter increased $529 million from the fourth quarter of 2007. The increase was driven by a $386 million increase in U.S. Personal and Commercial Banking expenses, primarily due to the acquisition of Commerce and an $88 million increase in Canadian Personal and Commercial Banking expenses, due to investments in new branches, higher employee compensation, and provisions related to the termination of the Truncation and Electronic Cheque Presentment (TECP) initiative by the Canadian Payments Association.

The Bank's effective tax rate was 2% for the quarter, compared with 13% in the same quarter last year. The decline was primarily due to one-time benefits, including favourable resolutions of certain tax audits, and lower effective tax rate on international operations which includes the tax synergies related to the Commerce acquisition.

See the Bank's fourth quarter 2008 News Release, dated December 4, 2008, for an analysis of results by quarter by business segment.

QUARTERLY TREND ANALYSIS

Over the previous eight quarters, the Bank has had steady underlying earnings growth from its retail business segments. However volatile economic conditions, most notably impacting Wholesale Banking, have contributed to weaker earnings over the last five quarters. Revenues have declined throughout 2008 in Wholesale Banking and have been relatively flat in Wealth Management, while growth in Canadian Personal and Commercial Banking has been reduced compared to that experienced in 2007. U.S. Personal and Commercial Banking experienced stronger revenue growth due to the impact of the Commerce acquisition which more than offset the weakening market conditions and a stronger Canadian dollar relative to the U.S. dollar. Additionally, provision for credit losses has increased during this period.

The Bank's earnings have some seasonal impacts. The second quarter is affected by fewer business days. The third and fourth quarters typically experience lower levels of capital markets activity, impacting the wholesale business.

The Bank's earnings are also impacted by market driven events, transaction and management actions. The second quarter of 2007 was negatively impacted by restructuring charges at TD Banknorth. The third quarter of 2007 peaked due to an increase in the ownership in TD Banknorth as a result of its privatization, a record quarter from Wholesale Banking and solid results from the other business segments. The fourth quarter of 2007 benefited from the positive adjustment related to Visa and a reversal of the general allowance for credit losses. The fourth quarter of 2007 marked the beginning of the liquidity crisis in the market. This had a dampening effect on earnings in that quarter as well as in subsequent quarters. The second quarter of 2008 also included restructuring charges relating to the Commerce acquisition, while the third and fourth quarters of 2008 benefited from the first time inclusion of the Commerce earnings.

For the discussion on the fourth quarter 2008 results, see the "Fourth Quarter 2008 Performance Summary" section.

TABLE 12 **QUARTERLY RESULTS**

(millions of Canadian dollars)				**2008**				2007
				Quarter ended				Quarter ended
	Oct 31	**July 31**	**April 30**	**Jan 31**	Oct 31	July 31	April 30	Jan 31
Net interest income	**$ 2,449**	**$ 2,437**	**$ 1,858**	**$ 1,788**	$ 1,808	$ 1,783	$ 1,662	$ 1,671
Other income	**1,191**	**1,600**	**1,530**	**1,816**	1,742	1,899	1,882	1,834
Total revenue	**3,640**	**4,037**	**3,388**	**3,604**	3,550	3,682	3,544	3,505
Provision for credit losses	**(288)**	**(288)**	**(232)**	**(255)**	(139)	(171)	(172)	(163)
Non-interest expenses	**(2,367)**	**(2,701)**	**(2,206)**	**(2,228)**	(2,241)	(2,216)	(2,297)	(2,221)
Provision for income taxes	**(20)**	**(122)**	**(160)**	**(235)**	(153)	(248)	(234)	(218)
Non-controlling interests	**(18)**	**(8)**	**(9)**	**(8)**	(8)	(13)	(27)	(47)
Equity in net income of an associated company, net of income taxes	**67**	**79**	**71**	**92**	85	69	65	65
Net income – reported	**1,014**	**997**	**852**	**970**	1,094	1,103	879	921
Items of note affecting net income, net of income taxes:								
Amortization of intangibles	**126**	**111**	**92**	**75**	99	91	80	83
Reversal of Enron litigation reserve	**(323)**	**–**	**–**	**–**	–	–	–	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(118)**	**–**	**–**	**–**	–	–	–	–
Gain relating to restructuring of Visa	**–**	**–**	**–**	**–**	(135)	–	–	–
TD Banknorth restructuring, privatization and merger-related charges	**–**	**–**	**–**	**–**	–	–	43	–
Restructuring and integration charges relating to the Commerce acquisition	**25**	**15**	**30**	**–**	–	–	–	–
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(59)**	**(22)**	**(1)**	**(25)**	2	(30)	(7)	5
Other tax items	**–**	**14**	**–**	**20**	–	–	–	–
Provision for insurance claims	**–**	**–**	**–**	**20**	–	–	–	–
General allowance release	**–**	**–**	**–**	**–**	(39)	–	–	–
Total adjustments for items of note, net of income taxes	**(349)**	**118**	**121**	**90**	(73)	61	116	88
Net income – adjusted	**665**	**1,115**	**973**	**1,060**	1,021	1,164	995	1,009
Preferred dividends	**(23)**	**(17)**	**(11)**	**(8)**	(5)	(2)	(7)	(6)
Net income available to common shareholders – adjusted	**$ 642**	**$ 1,098**	**$ 962**	**$ 1,052**	$ 1,016	$ 1,162	$ 988	$ 1,003
(Canadian dollars)								
Basic earnings per share								
– reported	**$ 1.23**	**$ 1.22**	**$ 1.12**	**$ 1.34**	$ 1.52	$ 1.53	$ 1.21	$ 1.27
– adjusted	**0.79**	**1.37**	**1.33**	**1.46**	1.42	1.61	1.37	1.40
Diluted earnings per share								
– reported	**1.22**	**1.21**	**1.12**	**1.33**	1.50	1.51	1.20	1.26
– adjusted	**0.79**	**1.35**	**1.32**	**1.45**	1.40	1.60	1.36	1.38
Return on common shareholders' equity	**13.3%**	**13.4%**	**13.4%**	**18.0%**	20.8%	21.0%	17.1%	18.2%
(billions of Canadian dollars)								
Average earning assets	**$ 416**	**$ 410**	**$ 359**	**$ 354**	$ 341	$ 329	$ 336	$ 337
Net interest margin as a percentage of average earning assets	**2.34%**	**2.36%**	**2.11%**	**2.01%**	2.10%	2.15%	2.03%	1.97%

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,600 automated banking machines and a network of 1,098 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse, TD Mutual Funds and TD Asset Management Inc. (TDAM). In Canada, discount brokerage, financial planning, private investment advice and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. U.S. Wealth Management also provides a wide range of financial advisory, private banking, trust and investment management services to U.S. clients. Through Wealth Management's discount brokerage channels, it serves customers in Canada and the United Kingdom, and TD Ameritrade serves customers in the U.S. Discount Brokerage industry and has leadership in both price and service.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. The Bank's U.S. Personal and Commercial banking operations expanded upon completion of the acquisition of Commerce in March 2008. Operating under the brand TD Bank, Amercia's Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of over 1,000 branches located in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida, telephone and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of business, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management business to the Wealth Management segment for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangibles expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, which are non-GAAP measures, see page 20. Segmented information also appears in Note 30 to the 2008 Consolidated Financial Statements.

Net interest income within the Wholesale Banking segment is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $513 million, compared with $664 million last year.

As noted in Note 4 to the 2008 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking segment in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in other income.

The "Business Outlook and Focus for 2009" section for each segment, provided on the following pages, is based on the Bank's views and the actual "Economic Summary and Outlook" section and the outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section on page 17 and the "Risk Factors That May Affect Future Results" section on page 64.

TABLE 13 **RESULTS BY SEGMENT**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Net interest income (loss)[3]	**$5,790**	$5,401	**$ 347**	$ 318	**$2,144**	$1,365	**$1,318**	$ 875	**$(1,067)**	$(1,035)	**$ 8,532**	$ 6,924
Other income	**3,036**	2,848	**1,981**	1,995	**853**	583	**(68)**	1,619	**335**	312	**6,137**	7,357
Total revenue	**8,826**	8,249	**2,328**	2,313	**2,997**	1,948	**1,250**	2,494	**(732)**	(723)	**14,669**	14,281
Provision for (reversal of) credit losses[3]	**766**	608	**–**	–	**226**	120	**106**	48	**(35)**	(131)	**1,063**	645
Non-interest expenses	**4,522**	4,256	**1,615**	1,551	**1,791**	1,221	**1,199**	1,261	**375**	686	**9,502**	8,975
Income before provision for income taxes	**3,538**	3,385	**713**	762	**980**	607	**(55)**	1,185	**(1,072)**	(1,278)	**4,104**	4,661
Provision for (benefit of) income taxes	**1,114**	1,132	**233**	261	**258**	196	**(120)**	361	**(948)**	(1,097)	**537**	853
Non-controlling interests in subsidiaries, net of income taxes	**–**	–	**–**	–	**–**	91	**–**	–	**43**	4	**43**	95
Equity in net income of an associated company, net of income taxes	**–**	–	**289**	261	**–**	–	**–**	–	**20**	23	**309**	284
Net income – reported	**2,424**	2,253	**769**	762	**722**	320	**65**	824	**(147)**	(162)	**3,833**	3,997
Items of note affecting net income, net of income taxes:												
Amortization of intangibles	**–**	–	**–**	–	**–**	–	**–**	–	**404**	353	**404**	353
Reversal of Enron litigation reserve	**–**	–	**–**	–	**–**	–	**–**	–	**(323)**	–	**(323)**	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**(118)**	–	**(118)**	–
Gain relating to restructuring of Visa	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(135)	**–**	(135)
TD Banknorth restructuring, privatization and merger-related charges	**–**	–	**–**	–	**–**	39	**–**	–	**–**	4	**–**	43
Restructuring and integration charges relating to the Commerce acquisition	**–**	–	**–**	–	**70**	–	**–**	–	**–**	–	**70**	–
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**(107)**	(30)	**(107)**	(30)
Other tax items	**–**	–	**–**	–	**14**	–	**–**	–	**20**	–	**34**	–
Provision for insurance claims	**–**	–	**–**	–	**–**	–	**–**	–	**20**	–	**20**	–
General allowance release	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(39)	**–**	(39)
Items of note, net of income taxes	**–**	–	**–**	–	**84**	39	**–**	–	**(104)**	153	**(20)**	192
Net income – adjusted	**$2,424**	$2,253	**$ 769**	$ 762	**$ 806**	$ 359	**$ 65**	$ 824	**$ (251)**	$ (9)	**$ 3,813**	$ 4,189
(billions of Canadian dollars)												
Average invested capital	**$ 8.3**	$ 8.3	**$ 4.0**	$ 3.8	**$ 13.2**	$ 7.9	**$ 3.6**	$ 2.8	**$ 1.2**	$ 1.6	**$ 30.3**	$ 24.4
Risk-weighted assets	**$ 58**	$ 68	**$ 7**	$ 5	**$ 83**	$ 31	**$ 56**	$ 44	**$ 8**	$ 5	**$ 212**	$ 153

[1] Commencing May 1, 2007, the results of TD Bank USA, (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in the Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.

[2] The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

[3] The operating segment results are presented excluding the impact of asset securitization programs, which are reclassified in the Corporate segment.

NET INCOME BY BUSINESS SEGMENT
(as a percent of total net income[1])



70%
60
50
40
30
20
10
0
06 07 08
06 07 08
06 07 08
06 07 08
Canadian Personal and Commercial Banking
Wealth Management
U.S. Personal and Commercial Banking
Wholesale Banking

[1] On an adjusted basis and excluding the Corporate segment.

ECONOMIC SUMMARY AND OUTLOOK

The dominant theme of 2008 was the credit crunch and its economic fallout on the global economy. The U.S. economy officially fell into recession, amid falling home prices, significant job losses, weak consumer spending and poor business investment. Extreme problems in the financial system severely affected the economy. Several major financial institutions failed and the weak balance sheets of others led to a contraction in the availability of credit. Strong exports and stimulus from government tax refund cheques allowed economic growth to remain positive in the first half of the year, but these effects soon declined and real GDP contracted in the second half of the year. The credit freeze necessitated a massive government intervention, including trillions of dollars of liquidity provisions and capital injections.

The U.S. economic and financial weakness proved to be a severe blow to the global economy. Speculation that the world could decouple from the U.S. was proven unfounded. There was widespread evidence of slowing economic growth around the globe in 2008, with a number of major industrialized nations posting economic contractions in at least one, if not several, quarters.

Canada was not immune and the economy experienced a significant economic slowdown in 2008. The weakness reflected Canada's heavy reliance on exports, which accounts for close to 40% of the economy – of which 76% are destined for America. The domestic Canadian economy also showed signs of cooling, with real estate activity retreating and consumer expenditure moderating. Commodity prices corrected as investors anticipated that world demand for raw materials would advance at a softer pace. Weak business confidence and expectations of poorer profits also led to slacker business investment. The Canadian financial system weathered the credit crunch better than its counterparts in the U.S. and in Europe. Nevertheless, exposure to investments backed by U.S. assets and a significantly higher cost of funds arising from the credit crunch adversely impacted profitability of the Canadian financial sector. As a result of all of these trends, the Canadian economy is on track to grow by less than 1% in 2008.

Looking ahead, the fallout from the credit crunch will not pass quickly and a global downturn appears likely. U.S. home prices should stabilize in 2009, but high inventories of unsold homes are expected to prevent a snapback. Credit conditions will remain tight as the world financial system goes through a protracted period of restructuring and deleveraging. There is a significant risk that the U.S. economy could contract in 2009.

The U.S. economic weakness and the global stresses from the recent financial turmoil suggest that the world economy will continue to decelerate, with global growth expected to drop below 3% in 2009 – which would constitute a global recession.

The Canadian economy will continue to face challenges on the export front and domestic demand growth is likely to prove modest. The Canadian housing market will struggle, with sales expected to fall by 18% in 2008 and almost 6% in 2009, while resale prices are on track to decline by 2% this year and are expected to fall 6% next year. From a regional perspective, a convergence in provincial growth rates is anticipated, but the direction of that convergence is disappointing, as Western Canada will moderate towards the more modest growth in Atlantic Canada, but still better than the negligible growth or economic contraction in Central Canada.

Despite these somber trends, it should be stressed that Canada is largely weathering a shock coming from abroad and is experiencing a moderation in the domestic economy after an extended period of strength. These are temporary, or cyclical events, which will eventually pass but they will take time. The Canadian financial system is fundamentally sound. The lending practices in Canada were more conservative and prudent than in the U.S. suggesting that the weakness in Canadian real estate will be nothing like the profound contraction in America. However, the profitability of Canadian financial institutions will be constrained by the rise in global financing costs, but interbank lending rates are expected to retreat over the next 12 months. Unemployment in Canada may rise in response to the near-term economic weakness, but unemployment rates will remain low by historical standards. Commodity prices have corrected, but this is after an unprecedented surge prior to 2008. Canadian governments will face tighter fiscal balances, but this is a mild challenge compared to the deep deficits abroad. The bottom line is that Canada still has strong fundamentals, but its economic performance will be subdued until the U.S. economy and the global economy regain some vitality in late 2009 or 2010.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises Canadian Banking, as well as the Bank's global insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.

$2,424
(millions of Canadian dollars)
NET INCOME


$2,500
2,000
1,500
1,000
500
0
06
07
08

51.2%
(percent)
EFFICIENCY RATIO


60%
50
40
30
20
10
0
06
07
08



Revenue

(millions of Canadian dollars)	2008	2007	2006
Personal deposits	**$2,463**	$2,353	$2,219
Consumer lending	**1,922**	1,714	1,459
Business banking	**1,798**	1,654	1,541
Real estate secured lending	**1,314**	1,260	1,109
Insurance, net of claims	**1,080**	1,013	911
Other[1]	**249**	255	213
Total	**$8,826**	$8,249	$7,452

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS

- **Achieved revenue growth of 7%, on broad-based volume growth and higher fee revenue.**
- **Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of branch hours relative to the competition and continue to lead the industry in new branch openings.**
- **Maintained #1 market share position in personal deposits and gained market share in Business Banking and Insurance.**
- **Achieved external recognition once again as an industry leader in customer service excellence with distinctions that included the following:**
  - **Rated #1 for "Customer Service Exellence" among Canada's five major banks by an independent market research firm Synovate[1] for the fourth year in a row.**
  - **Ranked highest in overall customer satisfaction among the big-five Canadian banks for the third consecutive year by J.D. Power and Associates.***
  - **Call centres recognized with the Highest Banking Industry Customer Satisfaction Award by Service Quality Measurement Group (SQM)[2].**
  - **Named "Best Bank in Canada" in the Euromoney Awards for Excellence[3] 2008.**

CHALLENGES IN 2008

- **Changing cost of funds that began in the fourth quarter of 2007, and a moderate slowdown in the housing market continued to impact margins on prime-based products.**
- **Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts and term deposits.**
- **Increased credit losses as a result of credit quality challenges and higher bankruptcies and delinquencies.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking has remained consistent year over year:

- Be known for a superior customer experience.
- Be recognized as a great place to work.
- Close the gap in under-represented businesses.
- Sustain revenue growth in excess of expense growth.
- Deliver top tier performance through consistent double-digit earnings growth.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported record earnings in 2008. Net income of $2,424 million for the year increased by $171 million, or 8%, from the prior year. Return on invested capital increased from 27.1% last year to 29.3% in 2008.

Revenue grew by $577 million, or 7%, over last year, mainly due to strong net interest income and fee growth. The main contributor to revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and inclusion of the U.S. businesses also contributed to revenue growth.

As compared with last year, real estate secured lending average volume (including securitizations) grew by $14.4 billion, or 10%, credit card lending volume grew by $1 billion, or 20%, and personal deposit volume grew $8 billion or 8%. Business deposits grew by $4 billion, or 9%, and originated gross insurance premiums grew by $202 million or 8%. Personal loans grew by $2 billion, or 10%, and business loans and acceptances grew by $3 billion or 13%.

Margin on average earning assets was 2.95%, compared to 3.05% last year. Margins were compressed by changing cost of funds that began last year, notably the margins on prime-based lending products and escalating competition for deposit accounts.

Provision for credit losses (PCL) increased by $158 million, or 26%, compared with last year. Personal PCL of $718 million was $136 million higher than last year, mainly due to volume growth and higher loss rates on credit cards. Commercial and small business PCL was $48 million for the year, up $22 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.38%, increasing 4 bps from last year.

Expenses increased by $266 million, or 6%, compared with last year. Higher employee compensation expense, investments in new branches and the inclusion of the U.S. businesses contributed to the increase in expenses. Average staffing levels increased by 1,591 full-time equivalent staff (FTEs) from last year, mainly as a result of increases in branch network, insurance and the inclusion of personnel in U.S. businesses. The efficiency ratio for the year improved slightly to 51.2% compared with 51.6% last year.

[1] The Synovate Best Banking Awards for 2008 were based on survey responses from 35,000 banking customers for the year ended August 2008, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.

[2] SQM Group awards excellence in customer and employee satisfaction for the call centre industry. Between October 1, 2007 and September 30, 2008, SQM telephone surveyed 200 to 400 customers within 1-3 days of their call to the call centre to understand their satisfaction with their service experience.

[3] The Euromoney Awards for Excellence define banking excellence in global categories and across 110 individual countries. Awards are based on outstanding performance, quality service, innovation and momentum.

TABLE 14	CANADIAN PERSONAL AND COMMERCIAL BANKING		
(millions of Canadian dollars)	**2008**	2007	2006
Net interest income[1]	**$5,790**	$5,401	$4,879
Other income	**3,036**	2,848	2,573
Provision for credit losses[1]	**766**	608	413
Non-interest expenses	**4,522**	4,256	4,086
Income before provision for income taxes	**3,538**	3,385	2,953
Provision for income taxes	**1,114**	1,132	987
Net income – reported	**2,424**	2,253	1,966
Item of note, net of income taxes	**–**	–	–
Net income – adjusted	**$2,424**	$2,253	$1,966
Selected volumes and ratios			
Average loans and acceptances (billions of Canadian dollars)	**$ 156**	$ 133	$ 128
Average deposits (billions of Canadian dollars)	**$ 152**	$ 141	$ 132
Return on invested capital	**29.3%**	27.1%	25.2%
Efficiency ratio	**51.2%**	51.6%	54.8%
Margin on average earning assets[1]	**2.95%**	3.05%	3.04%

[1] Including securitized assets.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Increased equity market volatility and economic uncertainty has led to record volume growth in chequing, savings, and term deposits. Despite an increasingly competitive personal deposit landscape, the Bank maintained its leadership position in market share.
- Consumer Lending – Personal loan and credit card balances grew compared with 2007, resulting from strong consumer spending combined with the launch of a new suite of travel credit cards, including a card in the new *Visa Infinite* category, which provides improved value to customers.
- Real Estate Secured Lending – The Canadian housing market remained stable in 2008 with slightly lower year-over-year housing starts and home prices. Year-over-year volume growth was on par with industry average. Customer retention remained very strong.

Business Banking

- Commercial Banking – Continued investment in customer-facing resources and a credit environment resulted in very strong loan volumes growth, with year-over-year growth at the mid-double digits level. Strong commercial deposit growth continued as well, with year-over-year growth in the lower double digits exceeding 2007. Credit losses were flat to 2007, and continue to remain below expectations and historic levels.
- Small Business Banking – The customer base continued to grow in 2008 however; growth declined from the strong growth experienced in 2007. Overall, year-over-year credit and deposit volume growth exceeded expectations. Strategic focus continued on the addition of small business advisors in retail branches.
- Merchant Services Banking – Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. Client volumes continued to increase in 2008 supported by industry leading EMV/Chip capabilities including being the first acquirer in Canada to support *VISA payWave* contactless transactions. The customer base continued to grow in 2008 however, the growth declined from the strong growth experienced in 2007.

Insurance

TD Insurance aims to be the first choice of Canadians with personal protection insurance needs.

- TD General Insurance aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 6.2% over 2007, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased from 71.1% in 2007 to 72.4% in 2008 on continued sound underwriting practices and higher claims frequency primarily due to unusual level of significant weather-related events causing losses.
- TD Life Group is the leading provider of critical illness insurance in Canada with over 600,000 customers covered.

BUSINESS OUTLOOK AND FOCUS FOR 2009

Following four very strong years of growth, revenue growth is expected to slow in 2009 as volume growth slows in the real estate secured lending business and margins continue to be vulnerable to changing cost of funds and a competitive pricing environment. Revenue growth should benefit from the increased leadership position in branch hours and continued investment in our network. PCL rates as a function of loan volumes are expected to increase due to deteriorating conditions in the Canadian economy. Expense growth rate is expected to be lower relative to last year with the view to maintaining a positive operating leverage. Our priorities for 2009 are as follows:

- **Integrate the elements of the comfortable customer experience into everything we do.**
- **Be recognized as an extraordinary place to work.**
- **Use our strengths to build out under-represented businesses.**
- **Simplify activities to be an efficient revenue growth engine.**
- **Invest in the future to deliver top tier earnings performance consistently.**
- **Establish our TD Insurance brand and build infrastructure for future growth.**

Wealth Management

Wealth Management provides a wealth of experience through a wide array of investment products and services to a large and diverse retail and institutional global client base.

$170
(billions of Canadian dollars)
ASSETS UNDER MANAGEMENT[1]


$200
150
100
50
0
06
07
08

$173
(billions of Canadian dollars)
ASSETS UNDER ADMINISTRATION[2]


$200
150
100
50
0
06
07
08

$769
(millions of Canadian dollars)
NET INCOME


$800
600
400
200
0
06
07
08



Global Wealth Management

Revenue[3]			
(millions of Canadian dollars)	**2008**	2007	2006
Online brokerage	**$ 743**	$ 740	$ 704
Asset management	**777**	797	655
Advice-based	**808**	776	650
Total Global Wealth[4]	**2,328**	2,313	2,009
TD Waterhouse U.S.A.	**–**	–	251
Total	**$2,328**	$2,313	$2,260

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

[3] Certain revenue lines are presented net of internal transfers.

[4] Effective the third quarter of 2008, the Bank transferred the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

BUSINESS HIGHLIGHTS

- **Wealth Management assets under administration decreased by $12 billion, or 7%, primarily due to market declines which were partially offset by the inclusion of assets from U.S. Wealth Management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. Wealth Management businesses of $8 billion and other items such as the addition of net new client assets, partially offset by declines driven by capital markets volatility.**
- **Wealth Management's net income of $769 million was 1% ahead of 2007, primarily due to the increased contribution from the Bank's share of TD Ameritrade earnings offset by lower earnings from Global Wealth Management.**
- **TD Ameritrade contributed earnings of $289 million for the year, 11% higher than the previous year.**
- **Revenues were up slightly versus 2007 driven by the inclusion of U.S. Wealth Management businesses and other items such as higher trade volumes and increased net interest income. This was partially offset by lower commissions in online brokerage, lower fees in the Mutual Funds business and lower new issues and transactional revenues in our Advice-based businesses.**
- **The Advice-based business met its target of adding 130 net new client facing Advisors.**
- **TD Mutual Funds increased its industry market share by 54 bps.**
- **TD Asset Management (TDAM) is Canada's second largest asset manager with leading market positions in active, quantitative and passive portfolio management, providing investment solutions to retail, high net worth and institutional clients.**

CHALLENGES IN 2008

- **Volatility in global capital markets impacted asset and revenue growth throughout 2008.**
- **The strategic decision to lower our prices in online brokerage negatively impacted commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, offset the price declines.**

INDUSTRY PROFILE

The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2008 were:

- The mutual fund industry has been hard hit as a result of market declines leading to the redemptions of long-term mutual funds as investors selected money market and GIC products. The large Canadian banks continue to compete actively in the mutual fund industry by leveraging their distribution networks.
- In Canada, TD Waterhouse's transaction volumes in its online brokerage operations achieved record levels following the strategic price reduction in late fiscal 2007 combined with increased trading by the active investor segment in these volatile markets.
- Capital markets in Canada and the U.S. have been volatile and bearish as investor uncertainty remains with the credit crisis and recessionary market forces.

OVERALL BUSINESS STRATEGY

The strategy for Wealth Management has remained consistent for the last five years and is summarized as follows:

- Develop an integrated asset-gathering, client-focused organization.
- Deliver top-tier performance through consistent double-digit earnings growth over medium to long term.
- Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
- Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
- Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
- Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.
- Grow asset-based revenue at TD Ameritrade.
- Build the foundation of the U.S. Wealth Management businesses to sustain future growth.

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management's net income for 2008 was $769 million, compared with $762 million in 2007, an increase of 1% which primarily came from the higher contribution from TD Ameritrade as the other Wealth Management businesses were negatively impacted by market volatility. The return on invested capital for the year was 19.4%, compared with 20.0% in 2007.

Revenues of $2,328 million were $15 million, or 1%, higher than 2007 primarily due to the inclusion of U.S. Wealth Management businesses, higher trading volumes in online brokerage due to higher frequency of trading by active investors in these volatile markets encouraged by strategic pricing changes introduced last year and growth in client cash deposits. These increases were offset by lower commissions in online brokerage due to the strategic price reductions introduced last year, lower fees in the Mutual Funds business and lower new issues and transactional revenues in our Advice-based businesses.

Non-interest expenses were $1,615 million in 2008, an increase of $64 million or 4% from 2007. The increase in expenses was primarily due to the inclusion of U.S. Wealth Management businesses and other items such as the new mutual fund administration fee and the continued investment in growing the sales force in our Advice-based businesses. The efficiency ratio worsened by approximately 230 bps to 69.4% over the last year primarily due to the addition of U.S. Wealth Management businesses.

TD Ameritrade's contribution to Total Wealth Management earnings was $289 million, compared with $261 million in 2007. TD Ameritrade delivered record net income as it generated 515,000 net new accounts, representing an increase of 8% over 2007 and resulting in a 17% increase in revenue with asset-based revenue increasing by 12%. While TD Ameritrade's underlying earnings increased by 24%, our equity share of those earnings increased by 11% due to strengthening of the Canadian dollar and a change in transfer pricing.

Assets under administration decreased by $12 billion, or 7%, primarily driven by market volatility partially offset by the inclusion of assets from U.S. Wealth Management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. Wealth Management businesses of $8 billion, the addition of net new client assets and increased mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines.

TABLE 15 TOTAL WEALTH MANAGEMENT			
(millions of Canadian dollars)	**2008**	2007	2006
Net interest income	**$ 347**	$ 318	$ 377
Other income	**1,981**	1,995	1,883
Non-interest expenses	**1,615**	1,551	1,575
Income before provision for income taxes	**713**	762	685
Provision for income taxes	**233**	261	242
Global Wealth net income	**480**	501	443
Equity in net income of associated company, net of income taxes	**289**	261	147
Net income – reported	**769**	762	590
Items of note, net of income taxes	**–**	–	–
Net income – adjusted	**$ 769**	$ 762	$ 590
Selected volumes and ratio			
Assets under administration (billions of Canadian dollars)	**$ 173**	$ 185	$ 161
Assets under management (billions of Canadian dollars)	**$ 170**	$ 160	$ 151
Return on invested capital	**19.4%**	20.0%	19.5%
Efficiency ratio	**69.4%**	67.1%	69.7%

TD AMERITRADE HOLDING CORPORATION

The Bank's beneficial ownership of TD Ameritrade was 40.1% as at October 31, 2008. See Note 31 to the 2008 Consolidated Financial Statements for more information on the Bank's investment in TD Ameritrade. The condensed financial statements of TD Ameritrade Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

TABLE 16 CONDENSED CONSOLIDATED BALANCE SHEETS		
(millions of U.S. dollars)	As at September 30	
	2008	2007
Assets		
Receivables from brokers, dealers and clearing organizations	**$ 4,177**	$ 6,750
Receivables from clients, net of allowance for doubtful accounts	**6,934**	7,728
Other assets	**4,841**	3,614
Total assets	**$15,952**	$18,092
Liabilities		
Payable to brokers, dealers and clearing organizations	**$ 5,755**	$ 8,387
Payable to clients	**5,071**	5,314
Other liabilities	**2,201**	2,236
Total liabilities	**13,027**	15,937
Stockholders' equity	**2,925**	2,155
Total liabilities and stockholders' equity	**$15,952**	$18,092

TABLE 17 CONDENSED CONSOLIDATED STATEMENTS OF INCOME		
(millions of U.S. dollars, except per share amounts)	For the years ended	
	Sept. 30, 2008	Sept. 30, 2007
Revenues		
Net interest revenue	**$ 550**	$ 558
Fee-based and other revenue	**1,987**	1,619
Total revenue	**2,537**	2,177
Expenses		
Employee compensation and benefits	**503**	430
Other	**772**	718
Total expenses	**1,275**	1,148
Other income	**1**	6
Pre-tax income	**1,263**	1,035
Provision for income taxes	**459**	389
Net income[1]	**$ 804**	$ 646
Earnings per share – basic	**$ 1.35**	$ 1.08
Earning per share – diluted	**$ 1.33**	$ 1.06

[1] The bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

KEY PRODUCT GROUPS

TD Waterhouse Discount Brokerage

- A premium self-directed channel, leading with superior service and tiered pricing model and fulfilling with an open product continuum, serving customers in Canada and the United Kingdom.
- With the increased market volatility and our strategic price reduction, online brokerage has seen record trade volumes and increased client cash, as active investors engaged in higher trading activity. We continue to maintain our leadership position in market share.

TD Asset Management

- TD Mutual Funds is the second largest bank-owned mutual fund complex in Canada, based on market share of assets. TD Mutual Funds increased its industry market share by 54 bps while remaining in the fourth position in industry ranking for the third year in a row.
- TD Mutual Funds had $48 billion in assets under management at October 31, 2008, a decrease of 14% over 2007 due to market declines.
- TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors.

Advice-based Businesses

- TD Waterhouse Private Client Group includes Private Banking, Private Trust and Private Investment Counsel. TD Waterhouse Private Client Group maintained leadership position in Private Investment Counsel and number two position in Private Trust business. We continue to grow our award winning Private Banking business.
- TD Waterhouse Private Investment Advice provides full-service brokerage services to its retail customers throughout Canada. Although the asset levels were impacted due to market volatility, we continue to grow our Advisor network by hiring new and experienced investment advisors and increasing our service capabilities.
- TD Waterhouse Financial Planning continues to grow its client-facing Advisors with a 10% increase in the number of Financial Planners. While there was a 6% decrease in assets under administration in 2008 compared with the prior year due to market declines, the business accomplished continued revenue growth.
- U.S. Wealth Management is composed of two businesses: Financial Advisory and Private Client Services. Financial Advisory provides investment and wealth planning solutions to the mass affluent. Private Client Services (Private Banking, Private Trust, and Private Investment Counsel) provides comprehensive solutions to the needs of individuals and families throughout the U.S.

TD Ameritrade

- TD Ameritrade continues to focus on aggressively growing client assets and asset-based revenue, taking advantage of the growth in the mass affluent long-term investor market.
- Information on TD Ameritrade's products and services is available in TD Ameritrade's SEC filings on EDGAR at http://www.sec.gov/edgar.shtml. See Tables 16 and 17 for TD Ameritrade's condensed consolidated balance sheet and statement of income.

BUSINESS OUTLOOK AND FOCUS FOR 2009

Current challenging market conditions for the next few quarters may continue to negatively impact growth in assets under management and assets under administration with a corresponding impact to fee-based revenues and net interest income. Longer term prospects for Wealth Management continue to be positive. Investment in client-facing Advisors, products and technology continues in order to position the business for future growth. Our priorities for 2009 are:

- **Grow our leading Online Brokerage and Mutual Funds businesses.**
- **Build-out Advice-based businesses by increasing number of client-facing Advisors, assets and products.**
- **Deliver a superior client experience**
- **Build the foundation of the U.S. Wealth Management businesses to sustain future growth.**

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to individuals, businesses and state/local governments.

$722
(millions of Canadian dollars)
NET INCOME


$800
600
400
200
0
06
07
08

59.8%
(percent)
EFFICIENCY RATIO


80%
60
40
20
0
06
07
08



Assets[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	2008	2007	2006	**2008**	2007	2006
Consumer loans	**$16,861**	$ 9,685	$11,511	**$15,844**	$ 9,736	$10,299
Business and government loans	**35,154**	16,739	17,186	**33,033**	16,827	15,376
Investment securities	**28,366**	4,438	5,070	**26,655**	4,461	4,536
Other assets	**8,231**	3,139	3,303	**7,734**	3,155	2,955
Total	**$88,612**	$34,001	$37,070	**$83,266**	$34,179	$33,166

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

- **Closed the acquisition of Commerce on March 31, 2008.**
- **Introduced common brand as TD Bank, America's Most Convenient Bank.**
- **Ranked highest in customer satisfaction with Retail Banking in the Mid-Atlantic Region by J.D. Power and Associates* for the third year in a row.**
- **Built on our reputation as America's Most Convenient Bank, by extending hours at over 200 branches.**
- **Integration project teams and plans are in place for the 2009 integration of the legacy TD Banknorth and Commerce application systems.**
- **Continued our focus on organic revenue growth and controlling costs.**
- **Grew loans by approximately US$4 billion since the acquisition of Commerce.**
- **Grew deposits by approximately US$500 million since the acquisition of Commerce.**
- **29 new branches added in 2008 and announced the closure and consolidation of 75 former TD Banknorth branches that were a short distance from legacy Commerce branches.**

CHALLENGES IN 2008

- **Effects of economic slowdown.**
- **Continued intense competition for deposits and related effects on margin.**
- **Loan write-offs and impaired loans continued to increase from historically low levels in recent years.**
- **Asset quality statistics have deteriorated from historically low levels, resulting in higher provisions for credit losses, but significantly outperformed U.S. banking industry as a whole.**

INDUSTRY PROFILE

The personal and business banking environment in the U.S. is very competitive in all areas of the business, and many banks in the U.S. are currently facing significant challenges related to subprime lending and liquidity. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. Industry consolidation has accelerated recently due to the takeover of several weak institutions by large banks. Keys to profitability are attracting and retaining customer relationships over the long term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is:

- Deliver superior customer service across all channels.
- Increase market recognition of the TD Bank brand.
- Continue to be recognized as the leader in convenience banking in the markets we serve under our new brand TD Bank, America's Most Convenient Bank.
- Focus on organic banking growth (including building new branches), particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
- Maintain strong asset quality and expense discipline.
- Continue the acquisition strategy throughout the existing footprint and other niche areas of the U.S. where it meets our risk requirements and can be arranged in a shareholder-friendly way.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking reported net income and adjusted net income of $722 million and $806 million, respectively, for the current year compared with $320 million and $359 million, respectively, in the prior year. Adjusted net income for the current year excluded a $70 million after-tax charge related to restructuring and integration charges and $14 million related to other tax items. Adjusted net income in the prior year excluded a $39 million after-tax charge, being the Bank's share of TD Banknorth's restructuring, privatization and merger-related charges. The $447 million increase in adjusted net income related primarily to the contribution of Commerce since April 2008 and an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 72% in 2007 to 100% in 2008). In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The return on invested capital increased from 4.6% in 2007 to 6.1% in the current year.

Revenue grew by $1.0 billion, or 54%, over last year, primarily due to the acquisition of Commerce, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets declined by 9 bps from the prior year to 3.84% in 2008, compared with 3.93% in 2007.

Provision for credit losses increased by $106 million, or 88%, compared with last year. Higher provisions related largely to increased loan balances resulting from the Commerce acquisition, as well as increased charge-off levels. Impaired loans and loan write-offs increased during the year and since the acquisition of Commerce, due largely to weakness in the U.S. economy.

Expenses increased by $570 million, or 47%, over 2007, due primarily to the added expenses of Commerce. The efficiency ratio for the year was 59.8%, compared with 62.7% in 2007. The improved efficiency ratio was primarily due to cost saving initiatives and expense control discipline. The average FTE staffing level was 19,773 at the end of 2008 compared with 8,032 at the end of 2007 with the increase due to the approximately 12,000 employees of Commerce.

TABLE 18 **U.S. PERSONAL AND COMMERCIAL BANKING**

(millions of dollars)	Canadian dollars			U.S. dollars		
	2008[1]	2007	2006	**2008**[1]	2007	2006
Net interest income	**$2,144**	$1,365	$1,290	**$2,111**	$1,230	$1,132
Other income	**853**	583	490	**841**	525	430
Provision for credit losses	**226**	120	40	**222**	108	35
Non-interest expenses	**1,791**	1,221	1,087	**1,763**	1,100	954
Income before provision for income taxes	**980**	607	653	**967**	547	573
Provision for income taxes	**258**	196	222	**255**	177	195
Non-controlling interests in subsidiaries	**–**	91	195	**–**	82	171
Net income – reported	**722**	320	236	**712**	288	207
Items of note, net of income taxes[2]	**84**	39	19	**83**	35	17
Net income – adjusted	**$ 806**	$ 359	$ 255	**$ 795**	$ 323	$ 224
Selected volumes and ratio						
Average loans and acceptances (billions of dollars)	**$ 38**	$ 29	$ 27	**$ 37**	$ 26	$ 24
Average deposits[3] (billions of dollars)	**$ 52**	$ 31	$ 30	**$ 51**	$ 28	$ 26
Return on invested capital	**6.1%**	4.6%	4.6%			
Efficiency ratio – reported	**59.8%**	62.7%	61.1%			
Efficiency ratio – adjusted	**56.5%**	58.7%	59.3%			
Margin on average earning assets[3]	**3.84%**	3.93%	3.97%			

[1] The Wealth Management and Insurance Agency businesses in the U.S. were transferred to other segments effective April 1, 2008, prior period results were not restated.

[2] Items of note, net of income taxes, include the following: 2008 – $84 million related to integration and restructuring charges and other tax items; 2007 – $39 million related to restructuring, privatization and merger-related charges; 2006 – $19 million related to Balance Sheet restructuring charge.

[3] Average deposits and margin on average earning assets exclude the impact related to the money market deposit account (MMDA) agreement with TD Ameritrade. The MMDA is described in Note 32 to the 2008 Consolidated Financial Statements.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – We continued to build our reputation as America's Most Convenient Bank by opening 29 new branches and expanding hours at over 200 existing branches. Our chequing, savings and term deposit products continued to fare well in a difficult economic environment.
- Consumer Lending – Our principal product offerings of Home Equity loans/lines of credit and auto loans offered through a network of auto dealers, continued to grow organically. Loan loss rates have increased over the prior year, but we remain at the lower end of loss rates in the industry.
- Residential Real Estate Secured Lending – We saw an opportunity in the current environment to expand this business; early indicators are positive and we expect the portfolio to grow steadily in 2009 and beyond.
- Business Banking (formerly Small Business) & Merchant Services – With a total of $1.7 billion of loans and $6.9 billion of deposits our Small Business Banking Group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 13,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – Loan volumes were strong throughout the year and new loan spreads have been improving of late. Commercial loan balances increased approximately $4 billion since the acquisition of Commerce. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry as a whole.

BUSINESS OUTLOOK AND FOCUS FOR 2009

We expect to build on our strength of industry-leading convenience banking, providing superior customer service and fast, local decision making. There will be significant focus on the customer and operational conversions planned to be completed by the latter half of calendar 2009 where legacy TD Banknorth and legacy Commerce banking applications will be merged; we are focused on maintaining and enhancing the customer experience throughout this conversion effort to maximize customer retention. Although the financial markets are currently experiencing significant turmoil, we expect to be a positive outlier and capture market share from competitors with weaker balance sheets. Revenue growth in 2009 should be driven by strong loan growth, tempered by deposit competition. We expect to open over 25 new branches in 2009. Credit loss provisions are expected to remain at historically high levels. Fee income should continue to grow strongly and operating expenses will be managed closely. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. A stronger U.S. dollar is expected to boost Canadian dollar results. Our priorities for 2009 are:

- **Continue momentum in organic growth of Commercial Loans and Core Deposits, while keeping strong credit quality and competitive pricing to maintain customer relationships.**
- **Execute the integration plan for the operational merger of the legacy TD Banknorth and Commerce organizations.**
- **Continue to deliver convenient banking solutions and service that is above and beyond customer expectations.**
- **Manage expenses to support positive operating leverage.**
- **Leverage our recently installed internal sales referral system to provide state-of-the-art support for our cross-selling efforts.**

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key global financial centres.

$1,250
(millions of Canadian dollars)
TOTAL REVENUE



$2,500
2,000
1,500
1,000
500
0
06
07
08

$65
(millions of Canadian dollars)
NET INCOME



$1,000
800
600
400
200
0
06
07
08

$56
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS



$60
50
40
30
20
10
0
06
07
08



Revenue

(millions of Canadian dollars)	2008	2007	2006
Corporate banking	$ 370	$ 337	$ 287
Investment banking and capital markets	553	1,793	1,617
Equity investments	327	364	367
Total	$1,250	$2,494	$2,271

BUSINESS HIGHLIGHTS

- **Top 3 dealer in Canada (for the nine-month period ended September 30, 2008):**
  - **#1 in equity block trading**
  - **#2 in fixed-income trading**
  - **#2 in fixed-income underwriting**
  - **#3 in equity underwriting (full credit to bookrunner)**
- **Strong foreign exchange and interest rate revenues driven by higher client activity and trading revenue.**
- **Continued to maintain a strong credit risk profile.**

CHALLENGES IN 2008

- **Reported earnings down 92% from last year.**
- **Return on invested capital of 2%, compared with 30% in previous year.**
- **Significant deterioration in both the global economy and financial markets contributed to a challenging operating environment for most businesses.**
- **Severe declines in market liquidity contributed to significant credit trading losses.**
- **Continuing intense competition in the Canadian Wholesale Banking market.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, international expertise is required to service the Canadian-based international corporate client base. There are good growth opportunities for a wholesale bank that offers innovative client solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY

- Solidify position as a top 3 dealer in Canada:
  - Protect the #1/#2 market share rankings in equity block and fixed-income trading.
  - Increase share of equity and debt underwriting, and merger and acquisitions industry revenue.
  - Prudently extend credit to support top 3 initiatives and continue to actively manage credit risk through credit default swaps protection with credit default swaps (CDS).
  - Continue to support domestic franchise with our presence in the U.S., Europe and Asia.
- Close alignment of trading strategies with franchise business.
- Reposition credit trading business to focus on North American credit trading.
- Continue to invest in risk and control functions.
- Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE

Reported net income was $65 million in 2008, a decrease of $759 million from $824 million in the previous year. Results this year were significantly impacted by a challenging operating environment characterized by severe decline in global liquidity and reduced market activity as the weakness in global financial markets continued to broaden and intensify. Substantial credit trading losses incurred were mainly attributable to a significant decline in market liquidity as well as weaker and more volatile credit markets. The return on invested capital for 2008 was 2%, compared with 30% in the previous year.

Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for the year was $1,250 million, compared with $2,494 million in the previous year. Capital markets revenue suffered from a sharp deterioration in market conditions, especially in the fourth quarter stemming from a broad based decline in global financial markets. Revenue was lower than last year primarily due to substantial credit trading losses. The losses were mainly attributable to weaker proprietary trading revenue, largely related to significant volatility in credit markets and a dramatic decline in global market liquidity. The decline in liquidity led to mark-to-market trading losses due to significant widening in the pricing relationship between assets and CDS as well as lower valuations on financial products due to a widening in the bid/ask spread. As a result of this continuing deterioration, Wholesale Banking has repositioned its credit trading business to focus on North America. In addition, effective August 1, 2008, Wholesale Banking reclassified certain debt securities into the available-for-sale category. The debt securities in the available-for-sale category will be managed with the goal of recapturing value over time as the markets stabilize. In addition, the decline in liquidity led to lower mark-to-market values on loan commitments. Equity trading revenue declined primarily due to a significant decline in global equity prices as well as lower non-taxable transaction revenue compared to last year. Advisory and underwriting revenues were down, reflecting lower levels of market activity which was impacted by weaker financial valuations, higher funding costs, and a decline in investor demand for new issues. These decreases were offset by higher foreign exchange and interest rate trading, due primarily to volatility in the currency and interest rate markets which led to an increase in client activity and additional trading opportunities. Revenue from the equity investment portfolio decreased as gains in our private equity portfolio were largely offset by write downs in our public equity portfolio due to a significant decline in North American equity markets. Corporate banking revenue increased due primarily to an increase in lending volume. In addition, Wholesale Banking results benefited from favourable tax items.

Provisions for credit losses were $106 million in 2008, an increase of $58 million from $48 million in 2007. Provisions for credit losses in the Wholesale Banking segment include specific allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. In 2008, the increase in provision for credit losses related largely to two exposures in the private equity portfolio. The accrual cost of credit protection in Wholesale Banking in 2008 was $47 million, a decrease of $1 million compared with 2007. Wholesale Banking continues to actively manage credit risk and held $2.3 billion in credit protection against the lending portfolio, a decline of $0.3 billion from last year.

Expenses were $1,199 million, compared with $1,261 million in the previous year. The decrease related primarily to lower variable compensation on weaker financial results.

Risk-weighted assets of Wholesale Banking increased by $12 billion to $56 billion this year, primarily related to an increase in market risk driven by an increase in market volatility, and higher corporate lending exposures.

TABLE 19 WHOLESALE BANKING			
(millions of Canadian dollars)	**2008**	2007	2006
Net interest income	**$1,318**	$ 875	$ 479
Other income	**(68)**	1,619	1,792
Provision for credit losses	**106**	48	68
Restructuring costs	**–**	–	50
Non-interest expenses	**1,199**	1,261	1,262
Income before provision for income taxes	**(55)**	1,185	891
Provision for income taxes	**(120)**	361	262
Net income – reported	**65**	824	629
Items of note, net of income taxes[1]	**–**	–	35
Net income – adjusted	**$ 65**	$ 824	$ 664
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**$ 56**	$ 44	$ 34
Return on invested capital	**1.8%**	30.1%	27.9%
Efficiency ratio – reported	**95.9%**	51.0%	57.8%
Efficiency ratio – adjusted	**95.9%**	51.0%	55.6%

[1] Items of note, net of income taxes include the following: 2006 – $35 million related to restructuring charge.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation and execution services, decreased 69% from $1,793 million in 2007 to $553 million in 2008. The decrease was due primarily to weaker credit trading revenue. Equity trading, and advisory and underwriting revenues were also lower. These revenue declines were partially offset by strong foreign exchange and interest rate trading.

Equity Investments

- The equity investment portfolio, composed of public and private equity investments, reported lower results in 2008 as revenue decreased from $364 million in 2007 to $327 million. The decrease was due to lower security gains.

Corporate Banking

- Corporate banking revenue, which includes corporate lending, trade finance and cash management services, increased 10% from $337 million in 2007 to $370 million in 2008. This increase was largely due to higher lending volumes.

BUSINESS OUTLOOK AND FOCUS FOR 2009

Overall, we expect the operating environment for Wholesale Banking to remain challenging in 2009. The slowdown in global financial markets and reduced market liquidity, which impacted the Wholesale Banking business in 2008, is expected to continue into 2009. A sustained downturn in the operating environment may further impact Wholesale Banking revenues and may also increase the potential for higher provisions for credit losses. Key priorities for 2009:

- **Solidify position as a top 3 dealer franchise in Canada.**
- **Seek proprietary trading opportunities in scalable and liquid markets which are aligned with franchise business.**
- **Position business to achieve a rate of return on invested capital of 15% to 20% over the medium term.**
- **Continue to invest in risk and control functions.**
- **Enhance the efficiency ratio through improved cost control.**
- **Reposition credit trading business to focus on North American credit trading.**

Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent adjustments, corporate level tax benefits and residual unallocated revenue and expenses.

Corporate segment reported a net loss of $147 million in 2008, compared with a reported net loss of $162 million in 2007. On an adjusted basis, the net loss was $251 million for the year, compared with a net loss of $9 million last year. The year-over-year change in the adjusted net loss was primarily driven by higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity and increased costs related to corporate financing activity.

The difference between reported and adjusted net loss for the Corporate segment was impacted by items of note, as outlined below. These items are described more fully on page 29.

TABLE 20 **CORPORATE**

(millions of Canadian dollars)	**2008**	2007	2006
Net (loss) income – reported	**$(147)**	$(162)	$ 1,182
Items of note affecting net income, net of income taxes:			
Amortization of intangibles	**404**	353	316
Reversal of Enron litigation reserve	**(323)**	–	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(118)**	–	–
Gain relating to restructuring of Visa	**–**	(135)	–
Dilution gain on Ameritrade transaction, net of costs	**–**	–	(1,665)
Dilution loss on the acquisition of Hudson by TD Banknorth	**–**	–	72
TD Banknorth restructuring, privatization and merger-related charges	**–**	4	–
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(107)**	(30)	(7)
Other tax items – restatement of future tax assets	**20**	–	24
Initial set up of specific allowance for credit card and overdraft loans	**–**	–	18
General allowance release	**–**	(39)	(39)
Provision for insurance claims	**20**	–	–
Total items of note	**(104)**	153	(1,281)
Net loss – adjusted	**$(251)**	$ (9)	$ (99)
Decomposition of material Items included in net (loss) – adjusted			
Interest on income tax refunds	**$ 23**	$ 11	$ 18
Securitization gain (loss)	**(28)**	5	(4)
Unallocated Corporate expenses	**(268)**	(189)	(234)
Other	**22**	164	121
Net loss – adjusted	**$(251)**	$ (9)	$ (99)

CORPORATE MANAGEMENT

The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, technology solutions (information technology), finance, treasury and balance sheet management, human resources, legal, marketing, office of the ombudsman, corporate real estate, risk management, security, strategic sourcing, implementation management and corporate development.

Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders – customers, shareholders, employees, regulators, governments and the community at large – are constantly changing and ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders' confidence in the Bank.

Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management's mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank's key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management strives to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

2007 FINANCIAL RESULTS OVERVIEW

Summary of 2007 Performance

2007 SIGNIFICANT EVENTS

TD Banknorth going-private transaction

On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth's shares were delisted from the New York Stock Exchange.

Acquisition of Interchange Financial Services Corporation

TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth's sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank's Consolidated Balance Sheet at the date of acquisition.

Restructuring of Visa Inc.

As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. The Bank recorded an estimated gain of $163 million in Other Income – Other, based on results of an independent valuation of shares.

TABLE 21 **REVIEW OF 2007 FINANCIAL PERFORMANCE**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income (loss)	$5,401	$ 318	$1,365	$ 875	$(1,035)	$ 6,924
Other income	2,848	1,995	583	1,619	312	7,357
Total revenue	8,249	2,313	1,948	2,494	(723)	14,281
Provision for (reversal of) credit losses	608	–	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before provision for income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (benefit of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests in subsidiaries, net of income taxes	–	–	91	–	4	95
Equity in net income of associated company, net of income taxes	–	261	–	–	23	284
Net income (loss) – reported	2,253	762	320	824	(162)	3,997
Items of note, net of income taxes	–	–	39	–	153	192
Net income (loss) – adjusted	$2,253	$ 762	$ 359	$ 824	$ (9)	$ 4,189

Net interest income was $6,924 million in 2007, a year-over-year increase of $553 million or 9%. Canadian Personal and Commercial Banking net interest income increased $522 million, largely on higher product volumes. U.S. Personal and Commercial Banking segment also increased due mainly to the full year impact of the Hudson and Interchange acquisitions. The increase in Wholesale Banking was due largely to higher trading-related net interest income.

Other income was $7,357 million, an increase of $536 million, or 8%, from 2006. Canadian Personal and Commercial Banking other income increased $275 million, or 11%, from the prior year, primarily attributable to higher service and credit fees, insurance revenue and non-trading foreign exchange revenue. Wealth Management other income increased due to higher assets under administration, an increase in trades per day and higher mutual fund assets under management. U.S. Personal and Commercial Banking other income increased by 19%, largely due to the full year impact of the Hudson and Interchange acquisitions and fee initiatives. Wholesale Banking other income declined from 2006 as higher syndication revenue, merger and acquisition fees, and equity and debt underwriting were more than offset by a decline in trading income. Other income also increased due to a gain of $163 million related to the restructuring of Visa and a net security loss of $52 million in 2006 related to the balance sheet restructuring of the U.S. Personal and Commercial Banking segment.

Non-interest expenses for 2007 were $8,975 million, compared with $8,815 million in 2006, up $160 million. The increase in expenses was driven by growth in most business segments. Canadian Personal and Commercial Banking segment expenses increased by $170 million, largely due to higher personnel and benefit costs, primarily due to branch openings and higher employee compensation costs. U.S. Personal and Commercial Banking expenses increased by 12%, primarily due to the full year impact of Hudson and the Interchange acquisition in 2007. Wealth Management expenses declined by $24 million, largely due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade. The decrease in expenses in the Wholesale Banking business was mainly due to lower expenses related to the exit of certain structured product businesses.

Income tax expense, on a reported basis, was down $21 million, or 2%, from 2006. Current income tax expense, on an adjusted basis, was down $107 million, or 10%, from 2006. The Bank's effective income tax rate, on a reported basis, was 18.3% for 2007, compared with 15.8% in 2006. The increase was largely due to the net dilution gain on Ameritrade transaction in 2006, which had limited associated tax expense. Partially offsetting this item was a higher impact on the tax rate from non-taxable income received and international operations as compared with 2006. On an adjusted basis, the effective income tax rate was 20.1% for 2007, compared with 24.4% in 2006.

BALANCE SHEET

Total assets were $422 billion as at October 31, 2007, $29 billion, or 7%, higher than October 31, 2006 largely due to a $15 billion increase in loans (net of allowance for credit losses). Securities decreased $1.4 billion influenced by market movements, trading strategies and the impact of the strengthening Canadian dollar during the year. Securities purchased under resale agreements declined $3.3 billion, down 11% from 2006, reflecting reduced balances in Wholesale Banking. Other assets were up $13 billion, primarily attributable to a $10 billion increase in the market value of trading derivatives in Wholesale Banking. Total average interest-earning assets were $336 billion, compared with $315 billion in 2006. Total liabilities increased $27 billion driven by a $15 billion, or 6%, increase in deposits, a $12 billion increase in other liabilities, and an increase in subordinated notes and debentures of $3 billion. In addition, at October 31, 2007, total shareholders' equity increased $1.8 billion to $21 billion, up 9% from 2006.

2007 FINANCIAL RESULTS OVERVIEW

2007 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported record earnings in 2007. Net income of $2,253 million in 2007 increased by $287 million, or 15%, from 2006. Return on invested capital increased from 25.2% in 2006 to 27.1% in 2007 as earnings growth exceeded the approximate 7% growth in average invested capital.

Revenue grew by $797 million, or 11%, from 2006, mainly due to account growth and fee initiatives, along with higher insurance revenue and net interest income. The main contributor to organic revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth.

As compared with 2006, real estate secured lending average volume (including securitizations) grew by $13 billion, or 11%, credit card lending volume grew by $1 billion, or 21%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $3 billion, or 9%, and originated gross insurance premiums grew by $169 million or 7%. Personal loans grew by $1 billion, or 6%, and business loans and acceptances grew by $2 billion or 9%.

Margin on average earning assets was 3.05%, compared to 3.04% in 2006. Margins were moderated somewhat by the volatility in the credit markets that began in August 2007, notably the margins on prime-based lending products and escalating competition for deposit accounts.

Provision for credit losses (PCL) increased by $195 million, or 47%, compared with 2006. Personal PCL of $582 million was $190 million higher than 2006, mainly due to robust credit card volume growth, higher loss rates on credit cards and the full-year effect of the Bank's acquisition of VFC Inc. (VFC) in 2005. Commercial and small business PCL was $26 million in 2007, up $5 million from 2006, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.34%, increasing 9 bps from 2006.

Expenses increased by $170 million, or 4%, compared with 2006. Higher employee compensation expense, investments in new branches, preparation for longer branch hours starting November 1, 2007 and the full-year impact of VFC contributed to the increase in expenses. Average staffing levels increased by 974 full-time equivalent staff (FTEs) from 2006, mainly as a result of the new branch openings and an expanded sales force. The efficiency ratio for 2007 was 51.6%, a 320 bps improvement over 2006.

Wealth Management net income for 2007 was $762 million, compared with $590 million in 2006, an increase of 29%, which came from the higher contribution of TD Ameritrade and growth across the Wealth Management businesses. The return on invested capital for the year was 20.0%, compared with 19.5% in 2006.

Revenue increased by $53 million from 2006 to $2,313 million, mainly due to the stronger results in the Canadian Wealth businesses, partially offset by the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. Revenue in the Canadian Wealth businesses grew by $304 million, or 15%, driven by higher transaction volumes in discount brokerage, higher net interest and fee-based income, strong mutual fund sales and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted in 2007 by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue was also positively impacted by a new fixed administration fee in TD Asset Management for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses in 2007.

Non-interest expenses were $1,551 million in 2007, a decrease of $24 million from 2006, primarily due to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher volume-related payments to sellers of the Bank's mutual funds, higher sales force compensation in Advice-based businesses and TDAM absorbing operating expenses. The efficiency ratio improved by approximately 260 bps to 67% over 2006.

TD Ameritrade's contribution to Wealth Management's earnings was $261 million, compared with $180 million in 2006 composed of the combined earnings of the Bank's investment in TD Ameritrade for eight months and TD Waterhouse U.S.A.'s net income for three months. For its fiscal year ended September 30, 2007, TD Ameritrade delivered record net income of US$646 million as it generated 554,000 new accounts, representing an increase of 30% over 2006 and resulting in a 21% increase in revenue with asset-based revenue increasing by 30%. TD Ameritrade also successfully completed the conversion of TD Waterhouse U.S.A. clients to one clearing platform, thereby enabling the realization of the synergies and related expense savings of the combined entities.

Assets under management of $160 billion at October 31, 2007 increased $9 billion, or 6%, from October 31, 2006 due to market appreciation and the addition of net new client assets. The impact of market growth on assets under management was approximately 4%. Assets under administration totalled $185 billion at the end of the year, increasing $24 billion, or 15%, from October 31, 2006, mainly due to the addition of new assets in all businesses combined with market appreciation.

U.S. Personal and Commercial Banking's reported net income and adjusted net income was $320 million and $359 million, respectively, for 2007 compared with $236 million and $255 million, respectively, in 2006. Adjusted net income in 2007 excluded a $39 million after-tax charge, being the Bank's share of TD Banknorth's restructuring, privatization and merger-related charges. Adjusted net income in 2006 excluded the Bank's $19 million share of a $52 million loss before tax ($34 million after tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring. The $104 million increase in adjusted net income related primarily to an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 56% in 2006 to 72% in 2007), as well as the full year effect of TD Banknorth's acquisition of Hudson in January 2006, and acquisition of Interchange in January 2007. In addition, in 2007 the segment included the banking operations of TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results were not restated to include the results from TD Bank USA as they were not significant. The annualized return on invested capital was 4.6%.

Revenue was $1,948 million, an increase of $168 million, or 9%, from 2006. The increase was due primarily to acquisitions of Interchange and Hudson, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets decreased from 3.97% in 2006 to 3.93% in 2007, due primarily to competition for loans and deposits, a flat-yield curve and low-cost deposits comprising a smaller share of total deposits.

PCL was $120 million in 2007 compared with $40 million in 2006. Although asset quality remains solid, impaired loans and loan write-offs increased during 2007, due largely to a weakening in the U.S. residential real estate markets.

Expenses were $1,221 million, an increase of $134 million over 2006, due primarily to the added expenses of running the two acquired banks and $78 million of restructuring, privatization, and merger-related charges. The efficiency ratio for 2007 was 62.7%, compared with 61.1% in 2006. The worsened efficiency ratio was primarily due to margin compression and higher restructuring, privatization and merger-related costs. The FTE staffing level was 7,985 at the end of 2007 compared with 8,835 at the end of 2006. Efficiency initiatives enabled us to reduce FTE while maintaining service levels.

Wholesale Banking reported net income was $824 million in 2007, an increase of $195 million from $629 million in 2006. Adjusted net income was $824 million in 2007, an increase of $160 million from $664 million in 2006. The return on invested capital for 2007 was 30%, compared with 28% in the previous year. Adjusted net income in 2006 excluded a $50 million restructuring charge. There were no items of note (adjustments) in 2007.

Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for 2007 was $2,494 million, compared with $2,271 million in 2006. Capital markets revenue was higher than 2006 on stronger non-taxable transaction revenue in equity trading and higher syndication, merger and acquisitions, and underwriting revenue. These increases were offset by lower credit trading revenue, primarily due to volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and CDS in the latter part of 2007. Revenue from the equity investment portfolio decreased moderately due to lower security gains. Corporate banking revenue increased due primarily to an increase in loans and commitments related mainly to mergers and acquisitions activity.

PCL were $48 million in 2007, a decrease of $20 million from $68 million in 2006. PCL in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2007 was $48 million, flat compared with 2006.

Wholesale Banking held $2.6 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of 2006. The decrease was due primarily to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.

Risk-weighted assets of Wholesale Banking increased by $10 billion to $44 billion in 2007, primarily related to an increase in corporate lending exposures related to mergers and acquisitions activity and conversion of asset-backed commercial paper (ABCP) liquidity lines from "market disruption" to "global style" in response to market liquidity concerns.

Expenses were $1,261 million in 2007, compared with $1,312 million in 2006. The decrease related primarily to $50 million of restructuring costs in 2006 associated with the exit of the global structured products business.

Corporate segment reported a net loss of $162 million in 2007, driven largely by the amortization of intangibles of $353 million after tax that was partially offset by a gain of $135 million after-tax relating to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa, and a general allowance release of $39 million after tax based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. Also impacting results were a TD Banknorth restructuring and merger-related charge of $4 million after-tax and a gain in excess of accrued costs for the period in CDS hedging the corporate loan book of $30 million after tax.

On an adjusted basis, the 2007 net loss was $9 million compared with a net loss of $99 million in 2006, driven primarily by focused expense management and favourable tax items.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $563 billion as at October 31, 2008, $141 billion, or 33%, higher than October 31, 2007.**

TABLE 22 **SELECTED CONSOLIDATED BALANCE SHEET ITEMS**

(millions of Canadian dollars)	2008	2007
Securities	**$144,125**	$123,036
Securities purchased under reverse repurchase agreements	**42,425**	27,648
Loans (net of allowance for credit losses)	**219,624**	175,915
Deposits	**375,694**	276,393

FACTORS AFFECTING ASSETS AND LIABILITIES

The acquisition of Commerce added $57.1 billion to total assets as at March 31, 2008 as shown on page 48.

Securities increased by $21 billion, or 17%, from 2007 levels due to the acquisition of Commerce, partly offset by lower fair values due to market declines.

Securities purchased under resale agreements increased by $15 billion, or 53%, from 2007.

Loans (net of allowance for credit losses) at October 31, 2008 were $220 billion, up $44 billion, or 25%, from the prior year of which $18 billion related to the Commerce acquisition. Residential mortgages, increased by $5 billion, or 8%, from 2007, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $26 billion, or 60%, largely due to the Commerce acquisition and other growth in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments. Consumer installment and other personal loans increased $12 billion, or 18%, largely due to volume growth in U.S. Personal and Commercial Banking and in Canadian Personal and Commercial Banking. Also contributing to the increase was higher credit card loans which grew by $2 billion or 30%.

Other assets were up $60 billion, or 76%, year-over-year. This was primarily attributable to a $45 billion increase in the market value of trading derivatives in Wholesale Banking. Additionally, goodwill and other intangibles increased by $7.6 billion partially due largely to the acquisition of Commerce.

Deposits were $376 billion, up $99 billion, or 36%, from October 31, 2007, of which $47 billion was due to the Commerce acquisition. Personal deposits increased $45 billion due to underlying business growth in Canadian Personal and Commercial Banking and the Commerce acquisition. Business and government deposits increased $56 billion due to underlying business growth in the Canadian Personal and Commercial Banking and the Commerce acquisition.

Other liabilities increased by $28 billion or 24%. The growth was primarily attributable to a $33 billion increase in derivatives due to volatility in currency and interest rate markets, and widening of credit spreads impacting the mark-to-market balances.

Subordinated notes and debentures were up by $3 billion, compared with 2007, due to the issuance of medium-term notes of $4 billion during the year, partially offset by redemptions and maturities totalling $1 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities remained relatively flat from 2007.

Non-controlling interests in subsidiaries increased by $1 billion from 2007 due to the issuance of TD Capital Trust III Securities – Series 2008.

Shareholders' equity increased by $10 billion, or 48%, from the prior year, primarily due to growth in retained earnings of $1.9 billion and increased common shares of $6.7 billion due largely to net share issuance primarily related to the purchase consideration for the Commerce acquisition. In addition, the Bank preferred shares increased by $1.5 billion due to issuance during the year. The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October 31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.3 billion, with a corresponding increase in the Bank's net assets.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2008 Annual Report on Form 40-F filed with the SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Total assets under U.S. GAAP were $568.1 billion as at October 31, 2008, $4.9 billion higher than under Canadian GAAP. The difference was primarily due to accounting for non-cash collateral under U.S. GAAP, which requires certain non-cash collateral received in securities lending transactions, to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $534.5 billion as at October 31, 2008, $4.5 billion higher than under Canadian GAAP. The increase is mainly due to accounting for non-cash collateral received in securities lending transactions as described above. In addition certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

TABLE 23 **IMPACT OF COMMERCE ON THE BANK'S CONSOLIDATED BALANCE SHEET**

(millions of Canadian dollars)	TDBFG consolidated, excluding the acquisition impact of Commerce[1] (October 31, 2008)	Commerce acquisition impact[2] (March 31, 2008)	TDBFG consolidated[3] (October 31, 2008)	TDBFG consolidated (October 31, 2007)
Assets				
Cash and cash equivalents	$ 17,538	$ 408	**$ 17,946**	$ 16,536
Securities	118,971	25,154	**144,125**	123,036
Loans, net of allowance for credit losses	201,593	18,031	**219,624**	175,915
Goodwill	8,512	6,330	**14,842**	7,918
Other intangibles (gross)	1,627	1,514	**3,141**	2,104
Other	157,884	5,652	**163,536**	96,615
Total assets	$506,125	$57,089	**$563,214**	$422,124
Liabilities				
Deposits	$328,423	$47,271	**$375,694**	$276,393
Other	136,998	3,408	**140,406**	112,905
Subordinated notes and debentures, liability for preferred shares, capital trust securities and non-controlling interests in subsidiaries	15,440	–	**15,440**	11,422
Total liabilities	$480,861	$50,679	**$531,540**	$400,720
Shareholders' equity				
Common shares	7,094	6,147	**13,241**	6,577
Contributed surplus	87	263	**350**	119
Preferred shares, retained earnings and accumulated other comprehensive income	18,083	–	**18,083**	14,708
Total shareholders' equity	25,264	6,410	**31,674**	21,404
Total liabilities and shareholders' equity	$506,125	$57,089	**$563,214**	$422,124

[1] Amounts include changes in the balance sheet of Commerce subsequent to acquisition.

[2] Commerce impact includes the Commerce assets acquired and liabilities assumed as at March 31, 2008 (shown in Note 31 to the 2008 Consolidated Financial Statements) and the purchase consideration for the Commerce acquisition. The cash portion of the purchase consideration is included in other liabilities.

[3] The fiscal periods of Commerce and the Bank are not co-terminus. The results of Commerce from the acquisition date to September 30, 2008 have been consolidated with the Bank's results for the year ended October 31, 2008 on a one month lag basis. This is in the normal course of the Bank's financial reporting.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowances for credit losses was $231 billion, up $45 billion from the prior year.**
- **Impaired loans after specific allowance were $805 million, up $439 million.**
- **Provision for credit losses was $1,063 million, compared with $645 million in 2007.**
- **Total allowances for credit losses increased by $241 million to $1,536 million in 2008.**

LOAN PORTFOLIO

Overall in 2008, the Bank's credit quality remained stable despite weakening economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a modest level of new impaired loan formations during the year, driven largely by increases in the Canadian and U.S. Personal and Commercial Banking segments. The increase in impaired loans in the Canadian Personal and Commercial Banking segment, was largely due to a change in the definition of gross impaired loans for insured residential mortgages from 360 to 90 days past the contractual due date. This had an insignificant impact to specific allowances. U.S. Personal and Commercial Banking impaired loans increased primarily as a result of the acquisition of Commerce.

During 2008, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $45 billion, or 25%, from the prior year, largely due to volume growth in the Canadian Personal and Commercial Banking segment and increases in the U.S. Personal and Commercial Banking segment, primarily resulting from the acquisition of Commerce. Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided in Table 24 below.

TABLE 24 **LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS**

(millions of Canadian dollars)

	Loans authorized			Amount outstanding		
Loan amount	**2008**	2007	2006	**2008**	2007	2006
(thousands of Canadian dollars)						
0 – 24	**$ 1,191**	$ 1,221	$ 1,200	**$ 549**	$ 601	$ 621
25 – 49	**1,097**	1,138	1,075	**639**	681	665
50 – 99	**1,973**	1,800	1,722	**1,098**	996	976
100 – 249	**4,623**	3,697	3,714	**2,870**	2,229	2,260
250 – 499	**4,760**	3,648	3,449	**3,034**	2,128	2,022
500 – 999	**5,614**	3,889	3,757	**3,284**	1,981	1,924
1,000 – 4,999	**18,203**	11,863	11,285	**9,987**	5,405	5,226
Total[1]	**$37,461**	$27,256	$26,202	**$21,461**	$14,021	$13,694

[1] Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominant category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $18 billion, or 14%, and totalled $150 billion at year end.

The total retail portfolio represents 65% of net loans, including acceptances, compared with 71% in 2007 and 72% in 2006. Residential mortgages represented 27% of the portfolio in 2008, down slightly from 32% experienced in 2007 and 2006. Consumer installment and other personal loans were 38% of total loans in 2008, compared with 40% in 2007 and 2006. The portion of business and government credit exposure increased to 35% from 29% in 2007, with growth in this segment primarily due to the impact of the Commerce acquisition.

The majority of the credit risk exposure relates to the loan and acceptances portfolio. However, the Bank also engages in activities that also have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 29 to the 2008 Consolidated Financial Statements.

TABLE 25	LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR[1]					
(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2008	2007	2006	**2008**	2007	2006
Canada						
Residential mortgages	**$ 58,206**	$56,034	$ 50,222	**25.1%**	30.1%	29.5%
Consumer installment and other personal	**74,089**	65,819	59,506	**32.0**	35.3	34.9
Total residential and personal	**132,295**	121,853	109,728	**57.1**	65.4	64.4
Real estate						
Residential	**3,477**	2,567	2,181	**1.5**	1.4	1.3
Non-residential	**2,902**	2,269	1,708	**1.3**	1.2	1.0
Total real estate	**6,379**	4,836	3,889	**2.8**	2.6	2.3
Agriculture	**2,350**	2,533	2,328	**1.0**	1.4	1.4
Automotive	**2,090**	1,062	1,365	**0.9**	0.6	0.8
Chemical	**612**	490	435	**0.3**	0.3	0.3
Financial[2]	**5,064**	5,974	3,807	**2.2**	3.2	2.2
Food, beverage and tobacco	**1,995**	1,786	1,497	**0.9**	1.0	0.9
Forestry	**438**	427	465	**0.2**	0.2	0.3
Government and public sector entities	**1,315**	885	562	**0.6**	0.5	0.3
Health and social services	**2,244**	1,721	1,716	**1.0**	0.9	1.0
Industrial construction and trade contractors	**1,367**	867	906	**0.6**	0.5	0.5
Media and entertainment	**1,023**	974	1,583	**0.4**	0.5	0.9
Metals and mining	**1,210**	620	973	**0.5**	0.3	0.6
Pipelines, oil and gas	**3,311**	3,051	2,657	**1.4**	1.6	1.6
Power and utilities	**1,203**	505	360	**0.5**	0.3	0.2
Retail sector	**1,363**	1,172	1,102	**0.6**	0.6	0.6
Sundry manufacturing and wholesale	**952**	947	807	**0.4**	0.5	0.5
Telecommunications and cable	**692**	661	407	**0.3**	0.4	0.2
Transportation	**580**	540	552	**0.3**	0.3	0.3
Other	**2,847**	2,203	2,119	**1.2**	1.2	1.2
Total business and government	**37,035**	31,254	27,530	**16.1**	16.9	16.1
Total Canada	**169,330**	153,107	137,258	**73.2**	82.3	80.5
United States						
Residential mortgages	**4,773**	2,419	3,173	**2.1**	1.3	1.9
Consumer installment and other personal	**12,778**	7,329	8,401	**5.5**	3.9	5.0
Total residential and personal	**17,551**	9,748	11,574	**7.6**	5.2	6.9
Real estate						
Residential	**15,506**	2,308	1,743	**6.7**	1.2	1.0
Non-residential	**3,318**	7,071	8,885	**1.4**	3.8	5.2
Total real estate	**18,824**	9,379	10,628	**8.1**	5.0	6.2
Agriculture	**318**	178	128	**0.1**	0.1	0.1
Automotive	**943**	481	380	**0.4**	0.3	0.2
Chemical	**497**	281	247	**0.2**	0.2	0.1
Financial[2]	**2,187**	2,759	657	**0.9**	1.5	0.4
Food, beverage and tobacco	**1,380**	393	245	**0.6**	0.2	0.1
Forestry	**642**	341	444	**0.3**	0.2	0.3
Government and public sector entities	**567**	55	22	**0.2**	–	–
Health and social services	**1,661**	399	338	**0.7**	0.2	0.2
Industrial construction and trade contractors	**906**	502	274	**0.4**	0.3	0.2
Media and entertainment	**767**	433	531	**0.3**	0.2	0.3
Metals and mining	**602**	368	191	**0.3**	0.2	0.1
Pipelines, oil and gas	**1,052**	383	363	**0.5**	0.2	0.2
Power and utilities	**483**	257	318	**0.2**	0.1	0.2
Retail sector	**1,467**	695	341	**0.6**	0.4	0.2
Sundry manufacturing and wholesale	**899**	455	458	**0.4**	0.2	0.3
Telecommunications and cable	**1,091**	654	282	**0.5**	0.4	0.2
Transportation	**896**	444	352	**0.4**	0.2	0.2
Other	**4,234**	1,376	3,088	**1.8**	0.8	1.8
Total business and government	**39,416**	19,833	19,287	**16.9**	10.7	11.3
Total United States	**56,967**	29,581	30,861	**24.5**	15.9	18.2
Other International						
Consumer installment and other personal	**9**	9	8	**–**	–	–
Total residential and personal	**9**	9	8	**–**	–	–
Real estate – Non-residential	**428**	19	–	**0.2**	–	–
Automotive	**–**	20	–	**–**	–	–
Chemical	**61**	40	–	**–**	–	–
Financial[2]	**1,250**	829	645	**0.6**	0.4	0.4
Food, beverage and tobacco	**305**	160	152	**0.1**	0.1	0.1
Forestry	**29**	27	4	**–**	–	–
Government and public sector entities	**8**	121	36	**–**	0.1	–
Health and social services	**84**	–	–	**–**	–	–
Industrial construction and trade contractors	**94**	97	–	**–**	0.1	–
Media and entertainment	**570**	355	210	**0.2**	0.2	0.1
Metals and mining	**1,640**	1,158	471	**0.7**	0.6	0.3
Pipelines, oil and gas	**214**	137	249	**0.1**	0.1	0.1
Power and utilities	**393**	228	239	**0.2**	0.1	0.1
Retail sector	**33**	–	–	**–**	–	–
Sundry manufacturing and wholesale	**7**	31	–	**–**	–	–
Telecommunications and cable	**106**	87	111	**–**	–	0.1
Transportation	**180**	212	139	**0.1**	0.1	0.1
Other	**140**	68	42	**0.1**	–	–
Total business and government	**5,542**	3,589	2,298	**2.3**	1.8	1.3
Total other international	**5,551**	3,598	2,306	**2.3**	1.8	1.3
Total net of specific allowance	**231,848**	186,286	170,425	**100.0%**	100.0%	100.0%
General allowance	**1,184**	1,092	1,141			
Total net of allowance for credit losses	**$230,664**	$185,194	$169,284			
Percentage change	**24.6%**	9.4%	7.0%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] The Bank has no direct or derivative exposures to monoline insurance counterparties.

CONCENTRATION OF CREDIT RISK

On an industry sector basis as shown in Table 25, the largest business and government sector concentrations in Canada are real estate and financial institutions, at 3% and 2% respectively. Real estate was the leading sector of concentration in the U.S. at 8% of total loans, up from 5% in the previous year.

Geographically, the credit portfolio remains highly concentrated in Canada. In 2008, the percentage of loans held in Canada was 73%, compared with 82% in 2007. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.

As indicated in Table 26, the largest Canadian exposure is in Ontario, at 56% of total loans in 2008, down from 63% in 2007. Outside of Canada, the largest concentration is in the U.S., which comprises 25% of total loans, up significantly from 16% in 2007, primarily due to the acquisition of Commerce.

TABLE 26 **LOANS AND ACCEPTANCES NET OF SPECIFIC ALLOWANCE FOR CREDIT LOSSES BY GEOGRAPHY[1]**

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2008	2007	2006	**2008**	2007	2006
Canada						
Atlantic provinces	**$ 2,592**	$ 2,365	$ 2,107	**1.1%**	1.3%	1.2%
British Columbia[2]	**13,785**	6,049	5,887	**5.9**	3.2	3.5
Ontario[2]	**128,563**	117,032	105,691	**55.5**	62.8	62.1
Prairies[2]	**18,135**	15,789	12,826	**7.8**	8.5	7.5
Québec	**6,255**	11,872	10,747	**2.7**	6.4	6.3
Total Canada	**169,330**	153,107	137,258	**73.0**	82.2	80.6
United States						
Florida	**1,425**	156	138	**0.6**	0.1	0.1
Maine	**4,004**	3,464	4,002	**1.7**	1.8	2.3
Massachusetts	**8,373**	7,332	8,568	**3.6**	3.9	5.0
New Jersey	**9,162**	2,597	1,750	**4.0**	1.4	1.0
New York	**13,756**	5,748	4,785	**5.9**	3.1	2.8
Pennsylvania	**6,945**	853	955	**3.0**	0.5	0.6
Washington D.C.	**717**	12	2	**0.3**	–	–
Other	**12,585**	9,419	10,661	**5.5**	5.0	6.3
Total United States	**56,967**	29,581	30,861	**24.6**	15.8	18.1
Other International						
Europe	**2,618**	1,584	694	**1.1**	0.9	0.4
Other	**2,933**	2,014	1,612	**1.3**	1.1	0.9
Total other international	**5,551**	3,598	2,306	**2.4**	2.0	1.3
Total net of specific allowance	**231,848**	186,286	170,425	**100.0%**	100.0%	100.0%
General allowance	**(1,184)**	(1,092)	(1,141)			
Total net of allowance for credit losses	**$230,664**	$185,194	$169,284			

Percentage change over previous year	**2008**	2007
Canada	**10.6%**	11.6%
United States	**92.6**	(4.2)
Other international	**54.3**	56.0
Total	**24.6%**	9.4%

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired when, in management's opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the 2008 Consolidated Financial Statements for further details on impaired loans.

TABLE 27 **CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES**

(millions of Canadian dollars)	**2008**	2007
Balance at beginning of period	**$ 569**	$ 446
Additions	**2,404**	1,592
Return to performing status, repaid or sold	**(905)**	(638)
Write-offs	**(946)**	(793)
Foreign exchange and other adjustments	**35**	(38)
Balance at end of period	**$1,157**	$ 569

TABLE 28	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR[1]							
(millions of Canadian dollars, except percentage amounts)							Percentage of total	
			2008	2007	2006	**2008**	2007	2006
	Gross impaired loans	**Specific allowance**	**Net impaired loans**	Net impaired loans	Net impaired loans			
Canada								
Residential mortgages	**$ 200**	**$ 13**	**$187**	$ 16	$ 9	**23.2%**	4.4%	3.3%
Consumer installment and other personal	**234**	**103**	**131**	97	73	**16.3**	26.5	27.0
Total residential and personal	**434**	**116**	**318**	113	82	**39.5**	30.9	30.3
Real estate								
Residential	**4**	**–**	**4**	–	–	**0.5**	–	–
Non-residential	**3**	**1**	**2**	1	–	**0.3**	0.3	–
Total real estate	**7**	**1**	**6**	1	–	**0.8**	0.3	–
Agriculture	**12**	**4**	**8**	6	11	**1.0**	1.6	4.1
Automotive	**9**	**3**	**6**	5	18	**0.8**	1.4	6.7
Financial	**6**	**4**	**2**	2	–	**0.3**	0.5	–
Food, beverage and tobacco	**7**	**2**	**5**	1	1	**0.6**	0.3	0.4
Forestry	**22**	**8**	**14**	10	34	**1.7**	2.7	12.6
Government and public sector entities	**2**	**1**	**1**	1	–	**0.1**	0.3	–
Health and social services	**4**	**2**	**2**	1	1	**0.3**	0.3	0.4
Industrial construction and trade contractors	**8**	**3**	**5**	13	2	**0.6**	3.6	0.7
Media and entertainment	**10**	**1**	**9**	1	–	**1.1**	0.3	–
Metals and mining	**15**	**2**	**13**	2	2	**1.6**	0.5	0.7
Pipelines, oil and gas	**17**	**10**	**7**	–	–	**0.9**	–	–
Retail sector	**9**	**2**	**7**	2	3	**0.9**	0.5	1.1
Sundry manufacturing and wholesale	**27**	**7**	**20**	3	2	**2.4**	0.8	0.7
Transportation	**2**	**1**	**1**	1	1	**0.1**	0.3	0.4
Other	**31**	**12**	**19**	4	3	**2.3**	1.1	1.1
Total business and government	**188**	**63**	**125**	53	78	**15.5**	14.5	28.9
Total Canada	**622**	**179**	**443**	166	160	**55.0**	45.4	59.2
United States								
Residential mortgages	**65**	**9**	**56**	24	16	**7.0**	6.6	5.9
Consumer installment and other personal	**59**	**17**	**42**	22	15	**5.2**	6.0	5.6
Total residential and personal	**124**	**26**	**98**	46	31	**12.2**	12.6	11.5
Real estate								
Residential	**125**	**26**	**99**	70	16	**12.3**	19.1	5.9
Non-residential	**108**	**21**	**87**	34	12	**10.8**	9.3	4.4
Total real estate	**233**	**47**	**186**	104	28	**23.1**	28.4	10.3
Agriculture	**1**	**–**	**1**	1	1	**0.1**	0.3	0.4
Automotive	**46**	**31**	**15**	3	1	**1.9**	0.8	0.4
Chemical	**1**	**–**	**1**	1	1	**0.1**	0.3	0.4
Financial	**43**	**40**	**3**	11	5	**0.4**	3.0	1.9
Food, beverage and tobacco	**7**	**1**	**6**	2	3	**0.8**	0.5	1.1
Forestry	**1**	**–**	**1**	2	1	**0.1**	0.5	0.4
Government and public sector entities	**1**	**–**	**1**	–	–	**0.1**	–	–
Health and social services	**2**	**–**	**2**	1	2	**0.3**	0.3	0.7
Industrial construction and trade contractors	**9**	**3**	**6**	4	–	**0.8**	1.1	–
Media and entertainment	**14**	**3**	**11**	1	–	**1.3**	0.3	–
Metals and mining	**4**	**–**	**4**	2	3	**0.5**	0.5	1.1
Power and utilities	**6**	**6**	**–**	–	–	**–**	–	–
Retail sector	**13**	**3**	**10**	4	5	**1.2**	1.1	1.9
Sundry manufacturing and wholesale	**5**	**2**	**3**	4	11	**0.4**	1.1	4.1
Transportation	**1**	**–**	**1**	2	7	**0.1**	0.5	2.5
Other	**21**	**8**	**13**	12	11	**1.6**	3.3	4.1
Total business and government	**408**	**144**	**264**	154	79	**32.8**	42.0	29.3
Total United States	**532**	**170**	**362**	200	110	**45.0**	54.6	40.8
Other International								
Real estate – Residential	**3**	**3**	**–**	–	–	**–**	–	–
Total business and government	**3**	**3**	**–**	–	–	**–**	–	–
Total other international	**3**	**3**	**–**	–	–	**–**	–	–
Total	**$1,157**	**$352**	**$805**	$366	$270	**100.0%**	100.0%	100.0%
Net impaired loans as a % of common equity			**2.7%**	1.7%	1.4%			

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 29	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY[1]					
(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2008	2007	2006	**2008**	2007	2006
Canada						
Atlantic provinces	**$ 11**	$ 3	$ 4	**1.3%**	0.8%	1.5%
British Columbia[2]	**37**	10	10	**4.6**	2.7	3.7
Ontario[2]	**309**	129	128	**38.4**	35.3	47.4
Prairies[2]	**50**	11	10	**6.2**	3.0	3.7
Québec	**36**	13	8	**4.5**	3.6	3.0
Total Canada	**443**	166	160	**55.0**	45.4	59.3
United States						
Florida	**13**	–	9	**1.6**	–	3.3
Maine	**15**	15	19	**1.9**	4.1	7.0
Massachusetts	**30**	31	19	**3.7**	8.4	7.0
New Jersey	**66**	37	15	**8.2**	10.1	5.5
New York	**81**	38	11	**10.1**	10.4	4.1
Pennsylvania	**40**	12	5	**5.0**	3.3	1.9
Washington D.C.	**7**	–	–	**0.9**	–	–
Other	**110**	67	32	**13.6**	18.3	11.9
Total United States	**362**	200	110	**45.0**	54.6	40.7
Total impaired loans net of specific allowance	**$805**	$366	$270	**100.0%**	100.0%	100.0%
Impaired loans net of specific allowance as a % of net loans[3]	**0.3%**	0.2%	0.2%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.

Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregate basis, using a formula that takes recent loss experience into account. Allowances for personal credit portfolios are based on delinquency and type of security.

During 2008, specific allowances increased by $149 million or 73%, resulting in a total specific allowance of $352 million. Allowances for credit losses are more fully described in Note 3 to the 2008 Consolidated Financial Statements.

General Allowance

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of default (PD), the likelihood that a borrower will not be able to meet its scheduled repayments over the loss confirmation period; the loss given default (LGD), or the amount of the loss when a default occurs, which is expressed as a percentage of the exposure at default (EAD).

For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.

At October 31, 2008 our general allowance for loan losses was $1,184 million, up from $1,092 million at October 31, 2007.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. New provisions in the year are reduced by any recoveries from impaired loans.

The Bank recorded increased provisions for credit losses of $1,063 million in 2008, compared with provisions of $645 million in 2007, due mainly to an increase of $158 million in Canadian Personal and Commercial Banking due to volume growth and increase of $106 million in U.S. Personal and Commercial Banking segments. Growth in the U.S. was primarily due to the acquisition of Commerce. A reversal of $60 million in general allowance was recognized in 2007 based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.

Table 30 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 30 PROVISIONS FOR CREDIT LOSSES			
(millions of Canadian dollars)	**2008**	2007	2006
New provisions[1]	**$1,123**	$825	$604
Change in general provision			
U.S. Personal and Commercial Banking	**63**	15	(6)
Other	**1**	(60)	(60)
Recoveries	**(124)**	(135)	(129)
Total provision for credit losses	**$1,063**	$645	$409

[1] Total new provisions include provisions for credit losses related to VFC of $65 million (2007 – $47 million; 2006 – $18 million).

Total new provisions were $1,123 million in 2008, compared with $825 million in 2007. Total provision for credit losses as a percentage of net average loans and acceptances was 0.54% in 2008, compared to 0.37% in 2007.

TABLE 31 PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]						
(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2008	2007	2006	**2008**	2007	2006
Canada						
Atlantic provinces	**$ 21**	$ 18	$ 15	**2.0%**	2.8%	3.7%
British Columbia[2]	**44**	36	32	**4.1**	5.6	7.8
Ontario[2]	**526**	419	314	**49.5**	64.9	76.8
Prairies[2]	**43**	36	20	**4.0**	5.6	4.9
Québec	**52**	38	30	**4.9**	5.9	7.3
Total Canada	**686**	547	411	**64.5**	84.8	100.5
United States						
Florida	**4**	(3)	3	**0.4**	(0.5)	0.7
Maine	**10**	8	8	**0.9**	1.3	2.0
Massachusetts	**21**	17	9	**2.0**	2.7	2.2
New Jersey	**64**	20	7	**6.0**	3.1	1.7
New York	**57**	20	5	**5.4**	3.1	1.2
Pennsylvania	**16**	6	2	**1.5**	0.9	0.5
Washington D.C.	**2**	–	–	**0.2**	–	–
Other	**74**	29	17	**7.0**	4.5	4.1
Total United States	**248**	97	51	**23.4**	15.1	12.4
Other International						
Europe	**–**	(1)	(1)	**–**	(0.2)	(0.2)
Other	**–**	–	(4)	**–**	–	(1.0)
Total other international	**–**	(1)	(5)	**–**	(0.2)	(1.2)
General provision	**129**	2	(48)	**12.1**	0.3	(11.7)
Total	**$1,063**	$645	$409	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of net average loans[3]			
Canada			
Residential mortgages	**0.02%**	0.01%	(0.01)%
Personal	**0.88**	0.83	0.66
Business and other	**0.19**	0.10	0.14
Total Canada	**0.42%**	0.39%	0.32%
United States			
Residential mortgages	**0.32%**	–%	–%
Personal	**0.76**	0.56	0.37
Business and other	**0.60**	0.26	0.10
Total United States	**0.61%**	0.31%	0.17%
Total Other International	**–**	(0.04)	(0.22)
General provision	**0.06**	–	(0.03)
Total	**0.50%**	0.37%	0.25%

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] Includes customers' liability under acceptances.

TABLE 32 **PROVISIONS FOR CREDIT LOSSES BY INDUSTRY SECTOR**[1]

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2008	2007	2006	**2008**	2007	2006
Canada						
Residential mortgages	**$ 11**	$ 4	$ (3)	**1.2%**	0.6%	(0.7)%
Consumer installment and other personal	**608**	513	379	**65.1**	79.8	83.0
Total residential and personal	**619**	517	376	**66.3**	80.4	82.3
Real estate – Non-residential	**–**	1	(6)	**–**	0.2	(1.3)
Agriculture	**–**	–	(8)	**–**	–	(1.8)
Automotive	**(3)**	4	4	**(0.3)**	0.6	0.9
Chemical	**–**	–	(9)	**–**	–	(2.0)
Financial	**3**	–	–	**0.3**	–	–
Food, beverage and tobacco	**10**	6	3	**1.1**	0.9	0.7
Forestry	**(2)**	(4)	28	**(0.2)**	(0.6)	6.2
Health and social services	**4**	–	1	**0.4**	–	0.2
Industrial construction and trade contractors	**5**	11	3	**0.5**	1.7	0.7
Media and entertainment	**5**	2	1	**0.5**	0.3	0.2
Metals and mining	**1**	–	–	**0.1**	–	–
Pipelines, oil and gas	**10**	–	–	**1.1**	–	–
Retail sector	**11**	6	6	**1.2**	0.9	1.3
Sundry manufacturing and wholesale	**4**	(2)	2	**0.4**	(0.3)	0.4
Transportation	**4**	1	2	**0.4**	0.2	0.4
Other	**15**	5	8	**1.6**	0.8	1.8
Total business and government	**67**	30	35	**7.1**	4.7	7.7
Total Canada	**686**	547	411	**73.4**	85.1	90.0
United States						
Residential mortgages	**11**	–	–	**1.2**	–	–
Consumer installment and other personal	**72**	46	34	**7.7**	7.1	7.4
Total residential and personal	**83**	46	34	**8.9**	7.1	7.4
Real estate						
Residential	**24**	23	5	**2.6**	3.6	1.1
Non-residential	**19**	7	4	**2.0**	1.1	0.9
Total real estate	**43**	30	9	**4.6**	4.7	2.0
Agriculture	**1**	1	–	**0.1**	0.2	–
Automotive	**27**	3	–	**2.9**	0.4	–
Chemical	**–**	1	–	**–**	0.2	–
Financial	**33**	–	–	**3.6**	–	–
Food, beverage and tobacco	**2**	3	–	**0.2**	0.4	–
Forestry	**3**	1	–	**0.3**	0.2	–
Health and social services	**1**	7	–	**0.1**	1.1	–
Industrial construction and trade contractors	**16**	5	1	**1.7**	0.8	0.2
Media and entertainment	**14**	1	1	**1.5**	0.2	0.2
Metals and mining	**1**	–	–	**0.1**	–	–
Pipelines, oil and gas	**12**	–	–	**1.3**	–	–
Power and utilities	**1**	–	–	**0.1**	–	–
Retail sector	**7**	4	–	**0.8**	0.6	–
Sundry manufacturing and wholesale	**1**	(1)	4	**0.1**	(0.2)	0.9
Telecommunications and cable	**(1)**	(7)	–	**(0.1)**	(1.1)	–
Transportation	**3**	1	1	**0.3**	0.2	0.2
Other	**1**	2	1	**0.1**	0.3	0.2
Total business and government	**165**	51	17	**17.7**	8.0	3.7
Total United States	**248**	97	51	**26.6**	15.1	11.1
Other International						
Media and entertainment	**–**	–	(4)	**–**	–	(0.9)
Retail sector	**–**	(1)	(1)	**–**	(0.2)	(0.2)
Total business and government	**–**	(1)	(5)	**–**	(0.2)	(1.1)
Total other international	**–**	(1)	(5)	**–**	(0.2)	(1.1)
Total before general provision	**934**	643	457	**100.0%**	100.0%	100.0%
General provision (reversal)	**129**	2	(48)			
Total	**$1,063**	$645	$409			

[1] Based on geographic location of unit responsible for recording revenue.

Non-prime Loans

As at October 31, 2008, the Bank's wholly-owned subsidiary, VFC Inc., had approximately $1.2 billion (October 31, 2007 – $0.9 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average provision for credit losses divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 6% on an annual basis. The Bank's portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the 2008 Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

SECURITIES PORTFOLIO

Exposure to Non-agency Collateralized Mortgage Obligation (CMO)

As at October 31, 2008, due to the acquisition of Commerce, the Bank had $9.3 billion (October 31, 2007: nil) exposure to Non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages most of which are pre-payable fixed-rate mortgages without rate reset features. These securities mostly have AAA public debt ratings. At acquisition date, this portfolio was recorded at fair value and classified as available-for-sale. The fair value at acquisition became the new cost basis for these securities. As discussed in Note 31 to the 2008 Consolidated Financial Statements, the results of Commerce are reported on a one month lag basis, therefore, the September 30, 2008 balance sheet values of Commerce assets and liabilities are recorded in the Bank's Consolidated Balance sheet as at October 31, 2008.

At the time of acquisition and at the end of the third quarter for 2008, the CMO portfolio was recognized at fair value using broker quotes. The liquidity in the market for these securities has decreased during the year, and the market has become inactive. The trading volume for these securities has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgement, and the above factors are indicators of an inactive market. Given market conditions, the broker quotes cannot be considered as a primary source of valuation. In the fourth quarter of 2008, the Bank fair valued these securities using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing these securities. The valuation technique uses various data points that are observable in the market such as change in the spread on similar assets and the Bank's cost of funds and broker quotes.

The fair value of the portfolio as at September 30, 2008 was US$7.9 billion ($8.4 billion) and has declined by US$710 million in October 2008 to US$7.2 billion, mainly due to the further deterioration in liquidity in the market for these securities and the weakening of the Canadian dollar.

The decline in fair value of the non-agency CMO portfolio was not considered to be an other-than-temporary impairment and therefore an impairment loss was not recognized. Determination of whether an other-than-temporary impairment exists requires judgement. The decline in the fair value of these securities subsequent to acquisition is mainly due to the current liquidity crisis in the market. An other-than-temporary impairment is recognized for these securities when the fair value is significantly below the cost for a prolonged period of time with no expectation of recovery by maturity. The Bank continues to validate its view on the expected credit loss by assessing the inputs such as the projected default rate, the loss given default rate and housing price decline used in the determination of the expected credit loss. The Bank's view on the expected credit loss on these securities determined on acquisition has not changed.

The following table discloses the exposure to these securities by vintage year:

TABLE 33 **NON-AGENCY ALT-A AND PRIME JUMBO CMO SECURITIES BY VINTAGE YEAR**

(Table is not based on one month lag reporting basis) As at October 31, 2008

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total	
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	**$ 423**	**$ 360**	**$ 775**	**$ 664**	**$1,198**	**$1,024**
2004	**759**	**626**	**972**	**850**	**1,731**	**1,476**
2005	**979**	**787**	**2,031**	**1,711**	**3,010**	**2,498**
2006	**549**	**429**	**819**	**656**	**1,368**	**1,085**
2007	**818**	**644**	**587**	**478**	**1,405**	**1,122**
Total securities	**$3,528**	**$2,846**	**$5,184**	**$4,359**	**$8,712**	**$7,205**

Capital Position

TABLE 34 CAPITAL STRUCTURE AND RATIOS

(millions of Canadian dollars)	2008 Basel II[1]	2007 Basel I	2006 Basel I
Tier 1 capital			
Common shares	**$ 13,241**	$ 6,577	$ 6,334
Toronto-Dominion Bank common shares held by subsidiaries	**–**	–	(78)
Contributed surplus	**350**	119	66
Retained earnings	**17,857**	15,954	13,725
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	**(1,633)**	(2,073)	(918)
Preferred shares	**2,425**	974	1,319
Innovative instruments[2]	**2,765**	1,740	1,250
Qualifying non-controlling interests in subsidiaries	**20**	22	2,395
Gross Tier 1 capital	**35,025**	23,313	24,093
Goodwill and intangibles in excess of 5% limit	**(15,148)**	(7,668)	(7,014)
Net Tier 1 capital	**19,877**	15,645	17,079
IRB securitization (gain on sales of mortgages)	**(57)**	N/A	N/A
50% shortfall in allowance[4]	**(309)**	N/A	N/A
Other deductions	**(75)**	N/A	N/A
Net impact of eliminating one month reporting lag of U.S. entities[3]	**1,243**	N/A	N/A
Adjusted net Tier 1 capital	**20,679**	15,645	17,079
Tier 2 capital			
Subordinated notes and debentures (net of amortization and ineligible)	**12,186**	9,286	6,718
General allowance – standardized portfolios	**490**	1,092	1,145
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	**53**	354	–
50% shortfall in allowance[4]	**(309)**	N/A	N/A
Investment in insurance subsidiaries[5]	**(1,198)**	(1,440)	(1,262)
Substantial investments – other[5]	**(5,476)**	(5,088)	(5,065)
Other deductions	**(75)**	(55)	(53)
Net impact of eliminating one month reporting lag of U.S. entities[3]	**(1,002)**	N/A	N/A
Total Tier 2 capital	**4,669**	4,149	1,483
Total regulatory capital	**$ 25,348**	$ 19,794	$ 18,562
Regulatory capital ratios (%)			
Tier 1 capital ratio	**9.8%**	10.3%	12.0%
Total capital ratio	**12.0**	13.0	13.1
Assets-to-capital multiple	**19.3**	19.7	19.9
Pro forma Tier 1 capital ratio on November 1, 2008 after taking into effect the 50% deduction from Tier 1 capital and 50% deduction from Tier 2 capital of substantial investments	**8.3%**	N/A	N/A
Pro forma Tier 1 capital ratio on November 1, 2008 after taking into effect the 50% deduction from Tier 1 capital and 50% deduction from Tier 2 capital of substantial investments and adjusting for the issuance of $1.38 billion of common equity to be issued on December 5, 2008 and the $220 million of Preferred Shares, Series AC issued on November 5, 2008	**9.1%**	N/A	N/A

[1] Effective November 1, 2007, the Bank implemented guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II. Accordingly, the numbers for 2008 are based on Basel II. The numbers for 2007 and 2006 are based on Basel I.

[2] In accordance with CICA Handbook Section 3863, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.

[3] For regulatory purposes only, effective the fourth quarter of 2008, the one month lag in reporting TD Banknorth and Commerce assets is eliminated by using the same period end as the rest of the Bank, and the Bank's investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.

[4] When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital.

[5] Based on OSFI advisory letter dated February 20, 2007, 100% of substantial investments and investments in insurance subsidiaries held prior to January 1, 2007 (excluding goodwill / intangibles) is deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction has been deferred until 2009 and 2012 for substantial investments and insurance respectively. Increases in the investment value of insurance subsidiaries and / or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK'S OBJECTIVES ARE TO:

- Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
- Maintain strong ratings with rating agencies.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital is composed of risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions as well as investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including business risk, interest rate risk in banking book and concentration risk.

The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Basel II Capital Framework

Effective November 1, 2007, the Bank complies with the new OSFI guideline for calculating risk-weighted assets (RWA) and regulatory capital. This guideline is based on the "International Convergence of Capital Measurement and Capital Standard – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework allows qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market and operational risks. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and Total capital.

The objective of the framework is to improve the consistency of capital requirements internationally and to make required regulatory capital more risk sensitive. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of RWA and calculation of regulatory capital. The more sophisticated approaches reward more rigorous and accurate risk management by more closely aligning the regulatory capital with the risk profile of the bank. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, for some financial institutions the new framework will result in an increase in regulatory capital, while for others this will result in a decrease in regulatory capital. The impact depends upon the particular institution's asset mix, risk and loss experience.

- The implementation of the capital adequacy requirements for Basel II began with a parallel run monitored by OSFI throughout fiscal 2007. Full compliance was made as of November 1, 2007.
- During the first two years of implementation (fiscals 2008 and 2009), any potential reductions in capital will be limited by regulatory capital "floors" of 90% and 80%, respectively, of the Basel I capital adequacy requirements, subject to approval by OSFI.
- In fiscal 2008, we began disclosing key elements of our risk rating system and associated calculation of RWA and regulatory capital under Basel II.

For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. Further, for regulatory purposes only, effective the fourth quarter of 2008, the one month lag in reporting of TD Banknorth and Commerce assets is eliminated by using the same period end as the rest of the Bank, and the Bank's investment in TD Ameritrade is translated using the period end rate of the Bank.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Tier 1 Capital

Tier 1 capital was $20.7 billion at October 31, 2008 based on Basel II. Based on Basel I, Tier 1 capital was $15.6 billion at October 31, 2007. Capital management funding activities during the year consisted of the following: the Bank raised $517 million of common shares during the year, including $274 million from the dividend reinvestment plan; the Bank issued $250 million First Preferred Shares, Series P; $200 million First Preferred Shares, Series Q; $250 million First Preferred Shares, Series R; $250 million 5-Year Rate Reset Preferred Shares, Series S, $250 million 5-Year Rate Reset Preferred Shares, Series Y and $250 million 5-Year Rate Reset Preferred Shares, Series AA; and a subsidiary of the Bank, TD Capital Trust III, issued $1 billion TD Capital Trust III Securities – Series 2008. Subsequent to year-end, on November 5, 2008, the Bank issued $220 million 5-Year Rate Reset Preferred Shares, Series AC. See Notes 13 and 15 to the 2008 Consolidated Financial Statements for more details.

Issue of Common Shares

On November 24, 2008, the Bank announced that it expects to further enhance its capital position by issuing 30.4 million common shares at a price of $39.50 per common share. Subsequently, the Bank announced the exercise of an over-allotment option to issue, on the same terms, an additional 4.56 million common shares for total gross proceeds of $1.38 billion. The expected closing date for the issue is December 5, 2008. The issue will qualify as Tier 1 capital for the Bank.

On a pro forma basis, the Bank's Tier 1 capital ratio was 8.3% as of November 1, 2008. On a pro forma basis, adjusting for this $1.38 billion of common equity and the $220 million of Preferred Shares, Series AC issued on November 5, 2008, the Bank's November 1, 2008 Tier 1 capital ratio would be approximately 9.1%.

Tier 2 Capital

During the year: the Bank issued $4.0 billion of subordinated debentures; redeemed $1 billion of subordinated debentures; a subsidiary of the Bank redeemed US$74 million of junior subordinated debentures; and a subsidiary of the Bank redeemed US$16 million of junior subordinated debentures; of these issues, US$85 million qualified as Tier 2B regulatory capital. See Note 11 to the 2008 Consolidated Financial Statements for more details.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2008, the quarterly dividend was $0.61 per share, consistent with the Bank's current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2008 totalled $2.36 per share (2007 – $2.11; 2006 – $1.78). For cash dividends payable on the Bank's preferred shares, see Notes 12 and 15 to the 2008 Consolidated Financial Statements. As at October 31, 2008, 810.1 million common shares were outstanding (2007 – 717.8 million; 2006 – 717.4 million). The Bank's ability to pay dividends is subject to the *Bank Act* and the requirements of OSFI. Note 15 to the 2008 Consolidated Financial Statements provides further details.

RATINGS

As at October 31, 2008, the Bank's long-term ratings were: Fitch (AA-), Moody's (Aaa), DBRS (AA) and S&P (AA-).

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines. Effective November 1, 2007, the Bank began calculating its regulatory capital under the new capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank's Tier 1 and Total capital ratios were 9.8% and 12.0%, respectively, on October 31, 2008, based on Basel II. Based on Basel I, the Bank's Tier 1 and Total capital ratios were 10.3% and 13.0%, respectively, on October 31, 2007. The Bank's investment in TD Ameritrade is deducted from total capital, which has a material impact on the Total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8 – 8.5% as at October 31, 2008.

RISK-WEIGHTED ASSETS

Based on Basel II, RWA are calculated for each of credit risk, market risk and operational risk. Operational risk is a new component of total RWA and represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 35 **RISK-WEIGHTED ASSETS – BASEL II**[1]

(millions of Canadian dollars, except percentage amounts)	2008
Credit risk	
Residential secured	**$ 9,214**
Qualifying revolving retail	**14,307**
Other retail	**22,430**
Corporate	**79,802**
Sovereign	**1,365**
Bank	**8,436**
Securitization exposures	**6,360**
Equity exposures that are grandfathered	**2,044**
Equity exposures subject to simple risk weight method	**4,834**
Equity exposures subject to PD/LGD[2] approaches	**388**
Other	**29**
Exposures subject to standardized or IRB approaches	**$149,209**
Adjustment to IRB RWA for scaling factor	**5,119**
Other assets not included in standardized or IRB approaches	**13,543**
Net impact of eliminating one month reporting lag on U.S. entities	**9,681**
	$177,552
Market risk	
Internal models approach – Trading book	**9,644**
Operational risk	
Basic indicator approach	**7,090**
Standardized approach	**17,464**
Total	**$211,750**

[1] Effective November 1, 2007, the Bank implemented OSFI's guidelines based on Basel II.

[2] For definition of PD and LGD, see the Credit Risk section.

Based on Basel I, RWA were determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to the credit risk of the counterparty. RWA also included an amount for the market risk exposure associated with the Bank's trading portfolio.

TABLE 36 **RISK-WEIGHTED ASSETS – BASEL I**

(millions of Canadian dollars)	2007		2006	
	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets				
Cash resources and other	$ 16,536	$ 3,053	$ 10,782	$ 1,905
Securities	123,036	4,984	124,458	4,792
Securities purchased under reverse repurchase agreements	27,648	2,237	30,961	1,562
Loans (net)	175,915	93,714	160,608	91,436
Customers' liability under acceptances	9,279	9,279	8,676	8,676
Other assets	69,710	8,589	57,429	8,881
Total balance sheet assets	$422,124	$121,856	$392,914	$117,252
Off-balance sheet assets				
Credit instruments		20,015		14,818
Derivative financial instruments		7,573		6,647
Total off-balance sheet assets		27,588		21,465
Total risk-weighted asset equivalent				
– credit risk		149,444		138,717
– market risk		3,075		3,162
Total risk-weighted assets		$152,519		$141,879

[1] Effective November 1, 2006, all derivative financial instruments are recorded on balance sheet.

TABLE 37 OUTSTANDING EQUITY AND SECURITIES CONVERTIBLE INTO EQUITY[1]		
	October 31, 2008 Number of shares/units	October 31, 2007 Number of shares/units
Common shares outstanding (millions of shares)	**810.1**	717.8
Stock options (millions of shares)		
– vested	**23.0**	15.0
– non-vested	**4.5**	5.1
Preferred shares – Class A (millions of shares):		
Series M	**14.0**	14.0
Series N	**8.0**	8.0
Series O	**17.0**	17.0
Series P	**10.0**	–
Series Q	**8.0**	–
Series R	**10.0**	–
Series S	**10.0**	–
Series Y	**10.0**	–
Series AA	**10.0**	–
Total preferred shares	**97.0**	39.0
Capital Trust Securities		
Trust units issued by TD Capital Trust (thousands of shares):		
Series 2009	**900**	900
Trust units issued by TD Capital Trust II (thousands of shares):		
Series 2012-1[2]	**350**	350

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 15 to the 2008 Consolidated Financial Statements.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 66 to 79 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and funding management purposes and include securitizations, contractual obligations and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the 2008 Consolidated Financial Statements for further information regarding the accounting for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Certain of the Bank's securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

TABLE 38 TOTAL OUTSTANDING EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR[1,2]

(millions of Canadian dollars)	2008				2007			
		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$ –	$ –	$24,332	$421	$ –	$ –	$20,352	$289
Personal loans	8,100	80	–	–	9,000	71	–	–
Credit card loans	–	–	–	–	800	6	–	–
Commercial mortgage loans	148	4	–	–	163	5	–	–
	$8,248	$84	$24,332	$421	$9,963	$82	$20,352	$289

[1] Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
[2] In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential mortgage loans

The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans

The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at October 31, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 – $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2007 – $3.9 billion) of term notes outstanding. While the probability of loss is negligible, as at October 31, 2008, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2007 – $5.1 billion) of which $1.1 billion (October 31, 2007 – $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $80 million (October 31, 2007 – $71 million) relating to excess spread.

Credit Card Loans

The Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. As at October 31, 2008, the outstanding term notes issued by the credit card loan securitization vehicle matured; as such, the maximum potential exposure to loss was nil (October 31, 2007 – $6 million) through retained interests.

Commercial Mortgage Loans

As at October 31, 2008, the Bank's maximum potential exposure to loss was $4 million (October 31, 2007 – $5 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $10.7 billion (October 31, 2007 – $12.7 billion) as at October 31, 2008. Further, the Bank has committed to an additional $1.8 billion (October 31, 2007 – $2.5 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2008, the Bank also provided deal-specific credit enhancement in the amount of $78 million (October 31, 2007 – $59 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 39 TOTAL EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS[1]

(millions of Canadian dollars)	2008				2007		
		Ratings profile of SPE asset class				Ratings profile of SPE asset class	
	Significant unconsolidated SPEs	AAA	AA+ to AA-	Expected weighted average life (years)[2]	Significant unconsolidated SPEs	AAA	AA+ to AA-
Residential mortgage loans	$ 3,428	$ 3,378	$ 50	1.6	$ 3,046	$ 2,998	$ 48
Credit card loans	500	500	–	3.7	486	486	–
Automobile loans and leases	4,474	4,470	4	1.3	5,593	5,589	4
Equipment loans and leases	638	636	2	1.2	701	700	1
Trade receivables	1,705	1,679	26	3.0	2,833	2,805	28
	$10,745	$10,663	$ 82	1.8	$12,659	$12,578	$81

[1] Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
[2] Expected weighted average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

Liquidity Facilities to Third Party-sponsored Conduits

The Bank has exposure to the U.S. arising from providing liquidity facilities of $465 million (October 31, 2007 – $427 million) to third party-sponsored conduits of which $24 million (October 31, 2007 – nil) has been drawn. The assets within these conduits are primarily comprised of automotive-related financing assets, including loans and leases. In the event that the facilities are drawn, the Bank's credit exposure will mainly be AAA rated.

OTHER INVESTMENT AND FINANCING PRODUCTS

Other Financing Transactions

The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2008, the Bank provided approximately $2.13 billion (October 31, 2007 – $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with AA credit ratings on an S&P equivalent basis fully covering its investments in these VIEs. At the inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At October 31, 2008, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $960 million (October 31, 2007 – $1.5 billion). As at October 31, 2008, the Bank's maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.13 billion (October 31, 2007 – $3.0 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at October 31, 2008, these VIEs had assets totalling more than $8 billion (October 31, 2007 – $12.0 billion).

Exposure to Collateralized Debt Obligations

Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2008, were as follows:

(millions of Canadian dollars)		**2008**[1]		2007[1]
	Notional amount	**Positive (negative) fair value**	Notional amount	Positive (negative) fair value
Funded				
CDOs – purchased protection via Bank-issued credit linked notes	**$ 283**	**$ (38)**	$ 304	$ (205)
Unfunded				
CDOs – sold protection				
– positive fair value	**891**	**–**	742	5
– negative fair value	**–**	**(278)**	–	(13)
CDOs – purchased protection				
– positive fair value	**261**	**104**	439	10
– negative fair value	**–**	**(28)**	–	(14)
Unfunded – Similar Reference Portfolio				
CDOs – sold protection				
– positive fair value	**1,820**	**5**	1,367	–
– negative fair value	**–**	**(568)**	–	(38)
CDOs – purchased protection				
– positive fair value	**1,883**	**613**	1,417	47
– negative fair value	**–**	**(5)**	–	–

[1] This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank's CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $11 million to an increase in the fair value by $9 million. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs, and is disclosed on page 82 of this MD&A.

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 28 to the 2008 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Included in 'Commitments to extend credit' in Note 28 to the 2008 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance commitments as at October 31, 2008, was not significant, except for its commitment to provide funding in the amount of $3.3 billion (October 31, 2007 – $3.3 billion) to a consortium led by Ontario Teachers' Pension Plan in their bid to privatize BCE Inc. which is scheduled to close in December 2008. Funding commitments on loans that the Bank intends to syndicate are recorded as derivatives at fair value with changes in fair value recorded through income. On November 26, 2008, BCE Inc. informed the public that it received a preliminary view from audit firm KPMG that BCE Inc. would not meet post-transaction solvency tests that are required for the privatization deal to close on December 11, 2008. The Bank will continue to monitor its position as events progress.

CAPITAL TRUSTS

The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 13 to the 2008 Consolidated Financial Statements.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 28 to the 2008 Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-party Transactions

TRANSACTIONS WITH AFFILIATES

During the quarter ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	**2008**	2007
Personal Loans, including mortgages	**$ 11**	$ 7
Business Loans	**110**	103
Total	**$121**	$110

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 18, to the 2008 Consolidated Financial Statements, for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated four of twelve members to TD Ameritrade's Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. For providing these services, the Bank paid fees of $657.0 million in 2008 (2007 – $592.3 million).

As at October 31, 2008 amounts receivable from TD Ameritrade were $115.3 million (2007 – $12.4 million). As at October 31, 2008, amounts payable to TD Ameritrade were $225.1 million (2007 – $100.8 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results on an equity accounting basis. During the year, the Bank paid $164.0 million (2007 – $128.7 million) for these services. As at October 31, 2008, the amount payable to Symcor was $38.4 million (2007 – $11.2 million).

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments on a prospective basis. Under these new standards financial instruments classified as trading, those designated as trading under the fair value option, those classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements. Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 80. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 66 to 79.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 17 of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S. and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates

Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and on the Bank's future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial and corporate clients in Canada.

Monetary and Economic Policies

The Bank's earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Insurance Deposit Corporation and of various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank's profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, the increase of uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank's control and can be difficult to predict or anticipate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank's earnings by reducing fee and net interest income revenue.

Changes in Laws and Regulations, and Legal Proceedings

Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank's reputation.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions and changes to them may materially adversely affect the Bank's results of operations and financial condition.

BANK SPECIFIC FACTORS

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank's net interest income and revenues from fee-based products and services increase the Bank's expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition but it is possible that unanticipated factors could arise and there is no assurance that we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank's or a subsidiary's ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans are not successful or there is a change in strategic plans, the Bank's earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives

The Bank's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank's ability to deliver products and services to customers and to otherwise conduct business.

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies to manage its risk exposure. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. For example, the volatile nature of current market disruptions may lead to uncertainty with respect to underlying efforts to mitigate or reverse these disruptions. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, Standard & Poor's, Fitch Ratings or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitably in financial services inevitably involves selectively taking and managing risks. The challenge and our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while continually investing in our businesses to meet our future growth objectives. Our risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to and develop the strategies they need to manage them appropriately. These resources and processes are strengthened by our culture which emphasizes transparency and accountability for managing risk.

RISKS INVOLVED IN OUR BUSINESSES

We have created an Enterprise Risk Framework (see chart below) that identifies and defines a broad number of risks to which our businesses and operations could be exposed and which could expose the Bank as a whole. This framework gives us an overall view of all potential risks the Bank and individual businesses face and allows us to develop appropriate management strategies. Risk in one area can sometimes increase risk in another. The Enterprise Risk Framework sets out the major categories of risk and indicates how changes in Strategic Risk can influence changes in the other risk categories.

THE ENTERPRISE RISK FRAMEWORK


Strategic Risk
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

Board of Directors
- Provides oversight.

Risk Committee of the Board
- Approves enterprise-wide risk management policies that establish the Bank's risk tolerance.
- Monitors management of risks.
- Conducts strategic analysis of risk trends.

Senior Executive Team
- Identifies significant risks.
- Monitors and evaluates risk.
- Manages risk across the Bank.

Executive Committees
(See below)

Internal Audit
- Provides independent assurance.

Compliance
- Provides independent review.

Risk Management
- Sets enterprise-level policies and standards that reflect the risk tolerance of the Bank.
- Monitors and reports on enterprise-level risks.

Business Units
- Responsible for owning and managing risk.
- Operate within policies consistent with enterprise-wide risk management policies.

Executive Committees

Business Performance Review Committee
- Chaired by the President and Chief Executive Officer.
- Responsible for review and oversight of the Bank's business strategies and operating performance.

Risk and Balance Sheet Management Committee
- Chaired by the President and Chief Executive Officer.
- Responsible for the oversight of the Bank's management of risk and financial position.

Operational Risk Oversight Committee
- Chaired by the Chief Risk Officer.
- Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.

Asset/Liability Committee
- Chaired by the EVP, Corporate Development.
- Responsible for the oversight of the Bank's non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.

Reputational Risk Committee
- Chaired by the General Counsel.
- Responsible for review and approval of reputational risk issues, as well as complex structured product transactions, and establishment and monitoring policy involving reputational risk.

Disclosure Committee
- Chaired by the Chief Financial Officer.
- Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.

TDBFG Investment Committee
- Chaired by the Chief Risk Officer.
- Responsible for review of the performance of all significant investments, including our own portfolio and client mandates, managed by internal and external portfolio managers.

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:

- The Board and its Risk Committee oversee the implementation of an effective risk management culture throughout our organization. Together, they regularly review and approve enterprise-wide risk management policies that set out the Bank's tolerance for risk.
- The Bank's Senior Executive Team is responsible for monitoring, evaluating and managing risk across the Bank. It is chaired by the President and Chief Executive Officer.
- The President and Chief Executive Officer, the Chief Risk Officer, and other members of the Senior Executive Team are accountable for identifying significant risks and informing the Risk Committee of the Board about them.
- Executive Committees oversee key risks and exposures across the Bank. This involves reviewing and endorsing risk management policies, strategies and controls. Of the seven Executive Committees, two are chaired by the Chief Executive Officer. The Business Performance Review Committee confirms and guides strategic risk. The Risk and Balance Sheet Management Committee focuses on the Bank's overall risk management and financial position. All the committees meet regularly and hold special meetings if required.
- Risk Management is headed by the Chief Risk Officer who is responsible for setting enterprise-level policies and practices that reflect the Bank's risk tolerance. There are clear procedures for when and how risk events and issues are brought to the attention of executive management and the Risk Committee of the Board. Risk Management also monitors and reports on discrete business and enterprise-level risks that could have a significant impact on the Bank.
- Each major business segment within the Bank has its own risk management function that reports directly to corporate Risk Management and indirectly to senior business management. This ensures an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment.
- Business management and risk management professionals within each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.
- Internal Audit and Compliance independently monitor the effectiveness of risk management policies, procedures and internal controls and report on them to management and the Board.

HOW WE MANAGE RISK

Risk Management is an independent and enterprise-wide function that is responsible for the design and implementation of the Bank's Enterprise Risk Framework. Responsible for setting and establishing in practice key risk and control principles throughout the enterprise, Risk Management is governed by the following set of principles:

- Enterprise-wide in Scope – Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings, all boundaries both geographic and regulatory.
- Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- Enhanced Accountability – Risks are explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
- Independent Oversight – Risk policies, procedures, and reporting will be established independently and objectively.
- Integrated Risk and Control Culture – Risk management disciplines will be integrated into the daily routines, decision-making, and strategy of the Bank.
- Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

As a result, our risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. We:

- Maintain appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels.
- Communicate quantitative and qualitative elements of our risk profile to senior management and the Board of Directors through an integrated enterprise-wide risk monitoring and reporting process.
- Use risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing to quantify risk.
- Require significant business units and corporate oversight functions to assess their own key risks and internal controls annually. This allows us to identify, escalate, and monitor significant risk issues as needed.
- Measure performance based on the allocation of risk-based economic capital to businesses and charge a cost against that capital.
- Actively monitor internal and external risk events to assess whether our internal controls are effective.
- Ask our Audit Department to conduct independent and comprehensive reviews of the quality of our internal controls and our compliance with established risk management policies and procedures.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for loss arising from ineffective business strategies, from improper implementation of business strategies or from a lack of responsiveness to changes in the business environment.

Our future strength depends on making the right strategic decisions. Senior management monitors, assesses, manages and mitigates our most significant strategic risks under the oversight of the Board.

WHO MANAGES STRATEGIC RISK

The Senior Executive Team manages strategic risk. This team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.

The President and Chief Executive Officer and the other members of the Senior Executive Team set our overall strategy, in consultation with and subject to approval by the Board. Our Enterprise Decision Support group, in collaboration with our Head of Group Strategy, leads the Bank's long-term strategy development. Each executive responsible for a significant business or function manages the strategies within that area, and ensures that they are aligned with our overall strategy. The executives are also accountable to the President and Chief Executive Officer and the other members of the Senior Executive Team for monitoring, managing and reporting on the business risks their respective strategies may involve.

The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies. He identifies business risks within those strategies and explains how they are managed.

HOW WE MANAGE STRATEGIC RISK

The Senior Executive Team reviews the strategies and operating performance of our significant business units and corporate oversight functions in Business Performance Review Sessions. The frequency of these review sessions depends on the risk profile and size of the business or function.

Participation in the Bank's Executive Committees enables senior executives to align their strategies and associated risks with the Bank's overall strategy and risk profile. The Business Performance Review Committee is a regular forum where senior executives review and oversee the execution of the Bank's business strategies.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments – Disclosures, *which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas, presented on pages 68 to 76, form an integral part of the audited Consolidated Financial Statements for the year ended October 31, 2008.*

Credit Risk

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions, and must comply with established policies, exposure guidelines and credit approval limits and policy/limit exception procedures. It must also adhere to established standards of credit assessment, and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product specific policies as required.

The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure:

- Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.
- Guidelines are established to monitor and limit country risk, industry risk and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee of the Board.
- Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.
- Our retail businesses use approved scoring techniques and standards in extending, monitoring and reporting personal credit in our retail businesses.
- Management processes are used to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures.
- The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.

From time to time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques. Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

Credit Risk and Basel II

The objective of the framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

We received approval to use the Advanced Internal Ratings Based (AIRB) approach, effective November 1, 2007, the most sophisticated approach for credit risk, as detailed later in this section. We use the AIRB approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized approach for some small credit exposures in North America. Risk Management will reconfirm annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. The credit risk from the Commerce acquisition is currently reported using the Interim Approach to Reporting, with the intent to transition to the Standardized approach in 2009. Plans are presently in place to ultimately transition these portfolios to the AIRB approach.

To continue to qualify to use the AIRB approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized approach

The Standardized approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio. Under the Standardized approach the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. We use external credit ratings from Moody's Investors Service (Moody's) to determine the appropriate risk weight for our Sovereign and Bank exposure.

We apply the following risk weights to on-balance sheet exposures under the Standardized approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk rating may vary according to the Moody's sovereign rating.
[2] 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

For exposures arising from the acquisition of Commerce, we are currently using the Interim Approach to Reporting. This approach is similar to the Standardized approach. The exception is small business entities which receive a higher risk weight under the Interim Approach to Reporting than they do under the Standardized approach.

Credit Risk Exposures subject to the AIRB approach

Banks that adopt the AIRB approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

The Bank's credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual basis, using industry and sector-specific credit risk models, and expert judgement. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit and small business banking credit products).

Risk Parameters

Under the AIRB approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures

We evaluate credit risk for non-retail exposures by rating both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgement. In assessing borrower risk, we review the borrower's competitive position, industry, financial performance, economic trends, management and access to funds. The Bank's 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	B- to CC and below	B3 to Ca2 and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics, such as collateral, seniority of debt, and loan structure.

Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring and exposure guideline standards that we use for managing other transactions that create credit exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification and maturity structure of the portfolios.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures to higher risk counterparties, including exposures resulting from derivative financial instruments. As of October 31, 2008, after taking into account risk mitigation strategies, the Bank does not have a material derivative exposure to any counterparty considered higher risk as defined by management's internal monitoring process. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. We capture this risk using approved exposure models and control it by way of approved facility limits. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record these exposures as if they were direct loan obligations.

Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor them on an ongoing basis using quantitative customer management programs with current internal and external risk indicators to identify changes in risk.

We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. Statistically derived analytical models and decision strategies evaluate the credit risk. We have developed proprietary statistical models for each retail product portfolio based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.75%
High risk	4.75% – 99.99%
Default	100.00%

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's model risk rating policy. At least annually, the Risk Committee of the Board is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as a material market disruption or an economic downturn.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to vet and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank's own assessment of the counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. Common standards across the Bank are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.

In the Wholesale Banking business, security for loans is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third party custodian. We document third party arrangements with a Custody and Control agreement.

We may take guarantees to reduce the risk in credit exposures. For guarantees taken in support of a pool of retail exposures, the guarantor must be a government agency or investment grade issuer.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties to which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposures

Gross credit risk exposure represents EAD which is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation. These exposures include both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain repo-style transactions. The calculation of gross credit risk exposures differs under each of the two approaches we use to measure credit risk.

Gross credit risk exposures are given to the right:

TABLE 40 **GROSS CREDIT RISK EXPOSURES[1] – BASEL II: STANDARDIZED AND AIRB APPROACHES**

(millions of Canadian dollars)	As at October 31, 2008		
	Standardized[2]	**AIRB**	**Total**
Retail			
Residential secured	**$ 7,733**	**$134,930**	**$142,663**
Qualifying revolving retail	**–**	**41,461**	**41,461**
Other retail	**15,386**	**20,415**	**35,801**
Total retail	**23,119**	**196,806**	**219,925**
Non-retail			
Corporate	**44,991**	**113,119**	**158,110**
Sovereign	**305**	**57,856**	**58,161**
Bank	**8,302**	**91,635**	**99,937**
Total non-retail	**53,598**	**262,610**	**316,208**
Gross credit risk exposures	**$76,717**	**$459,416**	**$536,133**

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

[2] Standardized exposures include credit risk exposures from the Commerce acquisition subject to the Interim Approach to Reporting.

Other Credit Risk Exposures

Non-trading Equity Exposures

For the purpose of calculating RWA, selected non-trading equity positions (investments and commitments held as of July 1, 2004) were grandfathered as at November 1, 2007. These equities are assigned a risk weight of 100%. For our remaining non-trading equity exposures, we use the PD/LGD approach and Simple risk weight method to calculate RWA.

Under the PD/LGD approach, which is used only for eligible perpetual preferred shares, we apply PD estimates in the manner described in the section entitled Non-retail Exposures above and apply a prescribed LGD of 90%. Under the Simple risk weight method, a risk weight of either 300% or 400%, as prescribed by the regulator, is applied to our equity exposures.

Securitization Exposures

We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to ABCP securitizations that are not externally rated. To use the IAA, our internal assessment process is required to meet certain OSFI-prescribed operational requirements, including risk rating gradations which correspond to the risk rating gradations of external rating agencies. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

For externally rated securitization exposures, we use both the Standardized approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

Market Risk

Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

We comply with the Basel II market risk requirements as at October 31, 2008 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
- Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
- Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk Management and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the associated market risk. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.

The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.

Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with the Bank's trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

DSR measures the migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily VaR usage and trading-related income[1] within the Wholesale Banking segment. During the third quarter of 2008, the Bank identified that certain financial instruments in the trading book were incorrectly priced. Accordingly, a $96 million (before tax) cumulative adjustment was recorded to reflect these instruments at fair value. This resulted in the daily trading-related loss exceeding the Total VaR on the date the adjustment was recorded. In the fourth quarter of 2008, VaR increased due primarily to an increase in credit spreads. Also in the fourth quarter, trading-related income includes a large gain as well as losses associated with the replacement of positions that were closed-out with derivative counterparties. VaR does not reflect the reclassification of debt securities from trading to available-for-sale category effective August 1, 2008. Further details on the reclassification of debt securities are provided in Note 2 to the 2008 Consolidated Financial Statements.

Total Value-at-Risk and Trading-related Income[1]
(millions of Canadian dollars)


Trading-related Income
Total Value-at-Risk
200
150
100
50
0
-50
-100
-150
Nov 1/07
Nov 8/07
Nov 16/07
Nov 23/07
Nov 30/07
Dec 7/07
Dec 14/07
Dec 21/07
Jan 2/08
Jan 9/08
Jan 16/08
Jan 23/08
Jan 30/08
Feb 6/08
Feb 13/08
Feb 21/08
Feb 28/08
Mar 6/08
Mar 13/08
Mar 20/08
Mar 28/08
Apr 4/08
Apr 11/08
Apr 18/08
Apr 25/08
May 2/08
May 9/08
May 16/08
May 26/08
Jun 2/08
Jun 9/08
Jun 16/08
Jun 23/08
Jun 30/08
Jul 8/08
Jul 15/08
Jul 22/08
Jul 29/08
Aug 6/08
Aug 13/08
Aug 20/08
Aug 27/08
Sep 4/08
Sep 11/08
Sep 18/08
Sep 25/08
Oct 2/08
Oct 9/08
Oct 16/08
Oct 23/08
Oct 30/08

[1] Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. VaR does not reflect the reclassification of certain trading financial instruments into the available-for-sale category effective August 1, 2008.

TABLE 41	VALUE-AT-RISK USAGE							
For the year ended October 31				2008[3]				2007
(millions of Canadian dollars)	**As at**	**Average**	**High**	**Low**	As at	Average	High	Low
Interest rate and credit spread risk	**$ 48.6**	**$ 24.9**	**$ 70.2**	**$ 12.1**	$ 14.1	$ 8.1	$ 14.2	$ 3.9
Equity risk	**10.2**	**9.9**	**18.7**	**3.3**	4.8	6.9	13.8	2.8
Foreign exchange risk	**7.2**	**3.5**	**15.0**	**1.0**	1.8	2.0	3.9	0.8
Commodity risk	**0.8**	**1.3**	**3.0**	**0.4**	2.1	1.4	4.5	0.4
Debt specific risk	**49.3**	**33.2**	**80.3**	**13.8**	15.3	13.7	16.7	10.0
Diversification effect[1]	**(50.1)**	**(29.9)**	**n/m[2]**	**n/m[2]**	(19.8)	(15.1)	n/m[2]	n/m[2]
Total Value-at-Risk	**$ 66.0**	**$ 42.9**	**$ 104.8**	**$ 17.9**	$ 18.3	$ 17.0	$ 20.5	$ 12.6

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
[3] VaR does not reflect the reclassification of certain debt securities from trading to available-for-sale category effective August 1, 2008.

Validation of VaR Model

For each of our trading portfolios, and for the portfolio as a whole, we use a backtesting process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing

Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, and the aftermath of September 11, 2001.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in the Bank's own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES

The TDBFG Investment Committee regularly reviews the performance of the Bank's own investments and assesses the performance of portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank's own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Executive Vice President, Corporate Development, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.

The Bank's policy sets overall limits on EVaR and EaR based on 100 bps interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- An assumed maturity profile for our core deposit portfolio;
- Our targeted investment profile on our net equity position;
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

All Instruments Portfolio
Economic Value at Risk After-tax – Oct 31, 2008 and Oct 31, 2007
(millions of Canadian dollars)



2008
2007
$100
0
-100
-200
-300
-400
Change in present value
2007: $(62.4) million
2008: $(122.8) million
-2.0
-1.5
-1
-0.5
0
0.5
1.0
1.5
2.0
Parallel interest rate shock percentage

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2008, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $122.8 million after-tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $29.0 million after-tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after-tax) by currency for those currencies where the Bank has material exposure.

TABLE **42** **SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY**

(millions of Canadian dollars)	**As at October 31, 2008**		As at October 31, 2007	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (0.4)**	**$(27.0)**	$(13.2)	$(37.0)
U.S. dollar	**(122.4)**	**(2.0)**	3.7	(25.4)

For the Earnings at Risk measure (not shown on the graph), a 100 basis point increase in interest rates would have increased pre-tax net income by $6.4 million in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2008, would have reduced pre-tax net income by $6.4 million in the next 12 months.

The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE **43** **SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY**

(millions of Canadian dollars)	**As at October 31, 2008**		As at October 31, 2007	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$(15.5)**	**$ 15.5**	$ 1.0	$ (1.0)
U.S. dollar	**21.9**	**(21.9)**	(6.5)	6.5

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime-Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
- The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.

As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK

The Asset/Liability Committee oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits under both normal and stress conditions.

We have one Global Liquidity Risk Management policy, but the major operating areas measure and manage liquidity risks as follows:

- The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank's global liquidity risk position and for managing the Canadian Personal and Commercial Banking and Domestic Wealth Management liquidity positions.
- Wholesale Banking is responsible for managing the liquidity risks inherent in the Wholesale Banking portfolios.
- The U.S. Personal and Commercial Banking segment is responsible for managing its liquidity position. Treasury and Balance Sheet Management works closely with that segment to ensure consistency with the global liquidity risk management framework.
- Each area must comply with the Global Liquidity Risk Management policy. The policy is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum period, we use a conservative base-case scenario stress test, which models a Bank-specific liquidity event severely impacting our access to funding. This scenario ensures that we have sufficient liquidity to cover 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers' Acceptances we issue on behalf of clients, and Bank-sponsored ABCP. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully secured basis for a period of up to one year.

To meet liquidity requirements we hold assets that can be readily converted into cash. We also manage our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available-for-sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.

On October 31, 2008, our consolidated surplus liquid-asset position for up to 90 days, as measured under our base-case scenario was $7.9 billion, compared with a surplus liquid-asset position of $7.8 billion on October 31, 2007. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

As noted, the base-case scenario stress test models a Bank-specific liquidity event and assumes typical levels of asset liquidity in the markets. In response to current conditions in global financial markets affecting liquidity, ALCO and the Risk Committee of the Board have approved managing to a Systemic Market Event liquidity stress test scenario. Building on the base-case scenario described above, under the Systemic Market Event scenario, asset liquidity is further adjusted to reflect both the stressed conditions in today's market environment as well as the availability of high quality, unencumbered assets eligible as collateral under secured borrowing programs such as the Bank of Canada Term Purchase and Resale Agreement (PRA) program and other central bank programs. In addition, we assume increased contingent coverage for potential draws on committed line of credit facilities. Similar to our base-case scenario as described above, a surplus liquid-asset position is required for all measured time periods up to 90 days. As of October 31, 2008, we reported a positive surplus as required. The Global Liquidity Forum meets frequently and closely monitors global funding market conditions and potential impacts to our funding access on a daily basis, recommending appropriate action as needed to ALCO.

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis to ensure consistent and efficient management of liquidity risk across all of our operations.

We have contingency plans in place to provide direction in the event of a liquidity crisis.

We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank's credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 68% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period. This funding limit is designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event. It also limits our exposure to large liability maturities.

In 2008, we securitized and sold $7.5 billion (2007 – $6.2 billion) of mortgages. In addition, we issued $15.6 billion (2007 – $5.1 billion) of other medium and long-term senior debt funding, $4.0 billion (2007 – $6.6 billion) of subordinated debt and $2.5 billion (2007 – $0.8 billion) of preferred shares and capital trust instruments.

Governments and central banks around the world, including the government of Canada, have recently introduced programs to address current funding market conditions and add liquidity to markets. Like most financial market participants, we have completed the necessary steps to ensure our eligibility under the programs and we have participated in a number of these programs as the opportunity to enhance our liquidity position was presented. We will continue to explore all opportunities to access expanded or lower cost funding.

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 44 **CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY**

(millions of Canadian dollars)					2008	2007
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Deposits[1]	$299,803	$44,441	$13,845	$17,605	$375,694	$276,393
Subordinated notes and debentures	4	219	227	11,986	12,436	9,449
Operating lease commitments	449	791	602	1,482	3,324	1,874
Capital lease commitments	15	40	3	–	58	76
Capital trust securities	–	894	–	–	894	899
Network service agreements	169	153	–	–	322	492
Automated banking machines	70	124	–	–	194	235
Contact centre technology	30	85	–	–	115	144
Software licensing and equipment maintenance	82	75	–	–	157	168
Total	$300,622	$46,822	$14,677	$31,073	$393,194	$289,730

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including: failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

We must manage operational risk so that we can create and sustain shareholder value, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout the Bank.

Under Basel II, we use the Standardized approach to operational risk for our domestic and international operations and the Basic Indicator approach for operations of our U.S. Personal and Commercial Banking segment. Over time, we will implement the more sophisticated Advanced Measurement approach for operational risk.

WHO MANAGES OPERATIONAL RISK

Risk Management designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.

We also maintain specialist groups who exclusively manage specific operational risk exposures that require dedicated mitigation activities. These areas are responsible for setting policies for the entire Bank and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Our operational risk management framework is designed to ensure that our operational risk exposures are maintained to acceptable levels. It is based on industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk profile. In addition, corporate policies set out the Risk Committee of the Board's and senior management's expectations for managing operational risk.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets, and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key operational risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring

Maintaining our awareness of the risks we encounter and responding appropriately to reduce our exposure to future loss is critical. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action.

Risk Reporting

Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout the Bank to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance

To provide the Bank with additional protection from loss, Risk Management actively manages a portfolio of business insurance and other risk mitigating arrangements. They continually assess the type and level of insurance coverage needed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties, such as reinsurance companies, where appropriate.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to potential adversity.

Outsourcing Management

Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Change Management

We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are overseen at an appropriate senior management level. Our Implementation Management Office maintains project management standards that meet or exceed industry recognized best practices used to identify and guide change.

Financial Crime

Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems and practices. Specialists responsible for detecting financial crime monitor trends and constantly upgrade processes to adapt and respond appropriately to changing risks. Employees regularly undergo training to ensure compliance with crime prevention policies.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the expected insurance claims. This risk can arise if there is improper estimation or selection of the underlying risks, poor product design, adverse development of insurance liabilities, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independently appointed Actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory risk is the risk of not complying with regulatory and comparable requirements. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgements and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advice and oversight.

The Compliance Department identifies and monitors regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.

Internal and external Legal counsels also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
- Implementing or assisting with policies, procedures and training.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.
- Liaising with regulators as appropriate regarding new or revised legislation, or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legal and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked on a regular basis. Business senior management must attest annually in writing as to compliance with applicable legislative requirements and measures taken to address gaps. Based upon these attestations, the Chief Compliance Officer provides an annual LCM certification to the Audit Committee of the Board.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank and its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative publicity, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank's reputation.

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve new business, including structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new structured product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank's reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered. However, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive, and that we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk

Environmental risk is the possibility of loss to our financial, operational or reputational value resulting from the impact of environmental issues or concerns.

Protecting and preserving the environment is very important to our business and operations, both within Canada and the U.S. as well as internationally. We are sensitive to our environmental footprint, and carefully manage environmental risks that may affect our financial, operational or reputational value. Important environmental issues and concerns include habitat degradation, forestry biodiversity, climate change and the impact on indigenous peoples.

WHO MANAGES ENVIRONMENTAL RISK

The Corporate Environmental Affairs group, in partnership with other areas of the Bank, designs and implements our Environmental Management System (EMS). EMS sets out the policy, processes and procedures for systematically identifying environmental risk issues and their impacts on our business, and sets goals for compliance, performance, measurement, and continuous improvement. Responsibility for management of environmental risk is distributed throughout the organization, and is integrated within the management of other risks such as credit, operational and reputational risk.

HOW WE MANAGE ENVIRONMENTAL RISK

There are two principal sources of environmental risk to our business: 1) ownership or operation of physical premises and, 2) the actions of our borrowers. These sources of risk are actively managed through our EMS and credit risk management processes. Credit risk management involves establishing credit policy and monitoring the credit assessment process, as well as obtaining environmental assessments where necessary. In 2008, we have continued to enhance the principles we use to identify and manage environmental risk when making loans. These enhanced principles are being incorporated into business procedures as appropriate based on their risk.

Two key components of the EMS are our Environmental Policy, which is approved by the Risk Committee of the Board, and our complementary Environmental Management Framework. Together, the Policy and Framework guide how we will manage and minimize the potential impact of environmental risks and issues arising from our business and operations. We also monitor policy and legislative developments, and maintain a dialogue with environmental organizations, industry associations and socially responsible investment organizations. These discussions focus on the role that banks could or should take on certain environmental issues that we believe are important to our customers, shareholders, employees, and the communities in which we operate.

For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website http://www.td.com/corporateresponsibility.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's independent Audit Committee of the Board. The Bank monitors the risk function and potential risk issues at TD Ameritrade through appropriate board and management governance and protocols.

The Bank designates four of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, our Group Head Wealth Management and an independent director of the Bank. TD Ameritrade's bylaws, which state that Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer requires the support of the Bank. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee.

Management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to the Risk Committee of the Board of the Bank as required, and at least annually.

ENTERPRISE STRESS TESTING

The Bank conducts an annual Enterprise Stress Testing exercise that involves the development, application and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to the Bank's risk profile.

The enterprise stress testing program at the Bank is part of a long term strategic, financial and capital planning exercise that helps define and understand risk tolerance and ensures that the Bank is not exposed to excessive risks. Furthermore, with the implementation of risk-sensitive capital measures under Basel II including the Internal Capital Adequacy Assessment Process (ICAAP), the Bank is required to be aware of potential fluctuations in capital and how risk-sensitive models behave in adverse economic conditions.

Enterprise Stress Testing engages senior management in each business segment, Finance, Treasury, Economics and Risk Management. The results are reviewed by senior executives, incorporated in the Bank's planning process and presented to the Risk Committee of the Board.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the 2008 Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgement and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. The Bank has two types of allowances against loan losses – specific and general.

The specific allowance is recorded against loans that are classified as impaired, which occurs when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management's judgement is based on its assessment of probability of default (PD), loss given default (LGD) and exposure at default (EAD). Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments.

The general allowance is recorded to reserve against losses that are considered to have occurred but that cannot yet be determined on an item-by-item or group basis. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for PD, LGD and EAD. These models calculate the probable range of general allowance levels. Management uses judgement to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $9 million for PD, $9 million for LGD and $27 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and the U.S. Personal and Commercial Banking segments.

The Managing Risk section on pages 68 to 71 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the 2008 Consolidated Financial Statements for additional disclosures regarding the Bank's allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of publicly traded financial instruments is based on published market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on published and quoted market prices or valuation models that use independently observable market inputs. Independently observable market inputs include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity and concentration. When the market becomes inactive, the broker quotes may not be an appropriate primary source of valuation. In such cases the valuation is based on a technique that maximizes the use of observable inputs.

Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management's judgement. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management's judgement is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.

The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to page 71 of this MD&A. As described in Note 25 to the 2008 Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the fair value at initial recognition represented by the transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2008, relating to these financial instruments was $304 million (October 31, 2007: $62 million), which is before the impact of hedges and includes changes in both the observable and non-observable market inputs. Note 25 also summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception.

The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Valuation of private equity investments requires management's judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other-than-temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Available-for-sale and held-to-maturity securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other-than-temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgement. We review these securities regularly for possible impairment that is other-than-temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. Some of these conditions are prolonged period during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity's credit rating or liquidity or going concern problems of the investee.

Debt securities are considered impaired when there is uncertainty of collectability of interest and principal. Accordingly, professional judgement is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.

All of the Bank's segments are impacted by this accounting policy.

The Bank recognizes interest income and expense for financial instruments that are accounted for on an amortized cost basis and classified as available-for-sale based on the effective interest rate, which is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

The following table summarizes the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology.

TABLE 45 **FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY**

(millions of Canadian dollars, except percentage amounts)	Financial assets					Financial liabilities		
As at October 31, 2008	Trading securities	Securities designated as trading under the fair value option	Available-for-sale securities	Derivatives	Loans designated as trading under the fair value option	Obligations related to securities sold short	Derivatives	Trading deposits
Fair value	**$53,095**	**$6,402**	**$73,617**	**$83,548**	**$ 510**	**$18,518**	**$74,473**	**$44,694**
Based on:								
Published quoted market prices	**43%**	**84%**	**18%**	**2%**	**–%**	**34%**	**2%**	**–%**
Valuation techniques with significant observable market inputs or broker-dealer quotes	**53%**	**16%**	**71%**	**95%**	**93%**	**65%**	**95%**	**99%**
Valuation techniques with significant non-observable market inputs[1]	**4%**	**–%**	**11%**	**3%**	**7%**	**1%**	**3%**	**1%**
Total %	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
As at October 31, 2007								
Fair value	$77,637	$2,012	$34,355	$38,918	$1,235	$24,195	$41,621	$45,348
Based on:								
Published quoted market prices	48%	50%	38%	2%	–%	53%	2%	–%
Valuation techniques with significant observable market inputs or broker-dealer quotes	51%	50%	62%	98%	100%	47%	97%	99%
Valuation techniques with significant non-observable market inputs	1%	–%	–%	–%	–%	–%	1%	1%
Total %	100%	100%	100%	100%	100%	100%	100%	100%

[1] Non-agency Alt-A and Prime Jumbo CMO portfolios have been classified as a valuation technique with significant non-observable market inputs as the current market for these securities is inactive.

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $556 million (October 31, 2007: $68 million) to an increase in the fair value by $554 million (October 31, 2007: $82 million) (before changes in valuation adjustments).

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank's Consolidated Balance Sheet. Note 4 to the 2008 Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2008, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether a VIE should be consolidated. We hold interests in a number of VIEs, including all of the Bank's securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgement, then the Bank does not consolidate the VIE. Management uses judgement to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.

Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking, Wealth Management and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit (as at assessment date) is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgement in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a standalone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting unit.

The estimated fair value of each of our reporting units was significantly greater than the carrying value, including goodwill. On an individual reporting units basis, the estimated fair value of any of our reporting units would have to decline by more than 25% (October 31, 2007: 30%) before a detailed impairment assessment would be required.

Other intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life other intangible assets requires an analysis of the circumstances and management's judgement. Finite life other intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential impairment and would require a cash flow analysis at that time. The finite life other intangible assets would be written down to fair value based on expected future cash flows.

This accounting policy impacts all of the Bank's business segments. See Note 5 to the 2008 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS

Accounting

Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long term return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long-term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years.

As a result of recent market conditions, as of October 31, 2008 the fair value of the Bank's principal pension plan assets has declined approximately 14% since the July 31, 2008 measurement date. During the same period, the discount rate used to determine the benefit obligation of the Bank's principal pension plan has increased to 7.40%. Therefore, the Bank expects the actuarial gain on the decrease in the benefit obligation due to the discount rate change to partially offset the actuarial loss related to the decline in the fair value of the Bank's principal pension plan assets.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank's principal pension plan as at October 31, 2008, to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank's segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and accrued benefit obligation, see Note 19 to the 2008 Consolidated Financial Statements.

TABLE 46 SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS

(millions of Canadian dollars, except percentage amounts)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	6.30%	5.70%[1]
Decrease in assumption	$ 344	$ 63
Increase in assumption	$(291)	$ (36)
Expected long-term return on assets assumption used	N/A	6.75%
Decrease in assumption	N/A	$ 22
Increase in assumption	N/A	$ (22)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (83)	$ (21)
Increase in assumption	$ 88	$ 24

[1] The Bank's principal pension plan was re-measured on October 31, 2007, using a 5.70% discount rate. For the purposes of this illustration, the 12-month impact of the new valuation was used.

Funding

In accordance with legislation, a valuation for funding purposes must be completed as at October 31, 2008 for the Bank's principal pension plan. Although the fair value of the Bank's principal pension plan assets have declined significantly since the last valuation for funding purposes, the current level of investment risk of the Bank's principal pension plan assets reflects the long-term nature of the plan. The Bank reviews the appropriateness of the plan's investment policy on a regular basis and was in compliance with the investment policy throughout the year.

It is estimated that the required contributions will increase to $235 million in 2009. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgement in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $473 million at October 31, 2008.

CONTINGENT LIABILITIES

Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 28 to the 2008 Consolidated Financial Statements for more details.

DERIVATIVES

The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2008, is provided in Table 47 below.

TABLE 47 NON-TRADING DERIVATIVES

(millions of Canadian dollars)	Non-trading derivatives qualifying for hedge accounting	Non-trading derivatives not qualifying for hedge accounting
Net interest income	$260.8	$ –
Other income	109.6	273.4

Net interest income related to non-trading derivatives qualifying for hedge accounting is largely offset by net interest income on the hedged items.

ACCOUNTING STANDARDS AND POLICIES

Changes in Accounting Policies during the Current Year

***Amendments to Section 3855,* Financial Instruments – Recognition and Measurement *and Section 3862,* Financial Instruments – Disclosure**

In October 2008, the Bank adopted Amendments to CICA Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3862, *Financial Instruments – Disclosure* (the Amendments). The Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The Amendments are applicable in periods beginning on or after July 1, 2008. The Bank adopted the Amendments effective August 1, 2008. During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities into the available-for-sale category effective August 1, 2008, in accordance with the Amendments. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income. The net impact of the reclassifications under the Amendments resulted in an increase in reported net income of $561 million for the current year. For additional information, see Notes 1 and 2 to the 2008 Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the 2008 Consolidated Financial Statements for more details of future accounting and reporting changes.

Goodwill, Intangible Assets and Financial Statement Concepts

The CICA issued a new accounting standard, Section 3064, *Goodwill and Intangible Assets*, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, *Financial Statement Concepts*, was also amended to provide consistency with Section 3064. The new and amended standards are effective for the Bank beginning November 1, 2008. These standards are not expected to have a material effect on the financial position or earnings of the Bank.

Conversion to International Financial Reporting Standards in fiscal 2012

The CICA Accounting Standards Board requires all Canadian publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. The objective of the change is to move toward use of a single set of world-wide accounting standards, thereby facilitating and improving global capital flows, as well as improving financial reporting and transparency. The Bank will adopt IFRS for the fiscal year 2012 starting November 1, 2011. The fiscal 2012 Consolidated Financial Statements will include comparative 2011 financial results under IFRS.

Although much of Canadian GAAP is similar to IFRS, there are some GAAP differences that may significantly impact the Bank's processes and financial results.

The Bank is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, identifying potential business impacts, developing the project plan, assessing resource requirements and providing training to staff. Over the next two years, the Bank will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the financial statements and any potential business impacts, as accounting standards and the interpretations of those standards are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

U.S. GAAP

Pension and Other Postretirement Plans

FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*

Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the financial statement date. The adoption of this provision of the standard is not expected to have a material effect on the Bank's Consolidated Financial Statements. Other provisions of this standard were adopted by the Bank on October 31, 2007.

Fair Value Measurements

FASB Statement No.157, *Fair Value Measurements*

Effective November 1, 2008, the Bank will be required to adopt this accounting standard that provides a framework for measuring fair value, which will primarily impact the Bank's fair value measurements relating to financial instruments. The guidance will also require additional disclosures. The adoption of this standard is not expected to have a material effect on the Bank's Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities

FASB Statement No.159, *Fair Value Option for Financial Assets and Financial Liabilities*

The Bank will be permitted to measure eligible financial instruments at fair value using the fair value option outlined in this standard which will be adopted by the Bank effective November 1, 2008. The adoption of this standard is not expected to have a material effect on the Bank's Consolidated Financial Statements.

Business Combinations
FASB Statement No. 141 (revised), *Business Combinations*, retains the fundamental concepts of FASB statement No. 141 that requires purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) the equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date; (ii) acquirer should record 100% step-up to fair value for all assets and liabilities, including the non-controlling interest and goodwill is recorded as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at the fair value with the changes in the fair value recorded in income. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank's Consolidated Financial Statements.

Non-controlling Interests in Subsidiaries
FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders' equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the Consolidated Statement of Income. Under this standard, increase and decrease in the non-controlling interests will be accounted for as an equity transaction. Deconsolidation of a subsidiary will result in gain or loss recognition measured using the fair value of retained non-controlling interest, and the retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank's Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities
FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, requires enhanced disclosures about derivative instruments and hedged items that are accounted for under FASB Statement No. 133. This standard is effective for the Bank for the quarter beginning on February 1, 2009. The adoption of this standard is not expected to have a material effect on the Bank's Consolidated Financial Statements.

The Hierarchy of U.S. Generally Accepted Accounting Principles
FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Bank is in the process of assessing the impact of this standard on the Bank's Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2008. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2008.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2008, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2008. Their report, on page 87 expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During 2008, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Bank's management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the *Bank Act* and related regulations have been applied and management has exercised its judgement and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2008 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2008 the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the shareholders' auditors, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2008 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 86 and 87. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark
President and
Chief Executive Officer

Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
December 3, 2008

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows (collectively the "Consolidated Financial Statements") for the years ended October 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended October 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

As explained in Note 1 to the Consolidated Financial Statements, effective August 1, 2008, The Toronto-Dominion Bank adopted Amendments to Canadian Institute of Chartered Accountants ("CICA") handbook sections 3855 "Financial Instruments – Recognition and Measurement" and 3862 "Financial Instruments – Disclosures". In 2007, The Toronto-Dominion Bank adopted CICA handbook sections 3855 "Financial Instruments", 3865 "Hedges", 1530 "Comprehensive Income" and 3251 "Equity".

We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as at October 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 3, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 3, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING STANDARD OVERSIGHT BOARD (UNITED STATES)

The Board of Directors and Shareholders of The Toronto-Dominion Bank

We have audited the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2008, 2007 and 2006 of The Toronto-Dominion Bank and our report dated December 3, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 3, 2008

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars)	2008	2007
ASSETS		
Cash and due from banks	**$ 2,517**	$ 1,790
Interest-bearing deposits with banks	**15,429**	14,746
	17,946	16,536
Securities (Note 2)		
Trading	**53,095**	77,637
Designated as trading under the fair value option	**6,402**	2,012
Available-for-sale	**75,121**	35,650
Held-to-maturity	**9,507**	7,737
	144,125	123,036
Securities purchased under reverse repurchase agreements	**42,425**	27,648
Loans (Note 3)		
Residential mortgages	**63,003**	58,485
Consumer installment and other personal	**79,610**	67,532
Credit card	**7,387**	5,700
Business and government	**70,650**	44,258
Business and government loans designated as trading under the fair value option	**510**	1,235
	221,160	177,210
Allowance for credit losses	**(1,536)**	(1,295)
Loans, net of allowance for credit losses	**219,624**	175,915
Other		
Customers' liability under acceptances	**11,040**	9,279
Investment in TD Ameritrade **(Note 31)**	**5,159**	4,515
Derivatives **(Note 27)**	**83,548**	38,918
Goodwill **(Note 5)**	**14,842**	7,918
Other intangibles **(Note 5)**	**3,141**	2,104
Land, buildings and equipment **(Note 7)**	**3,833**	1,822
Other assets **(Note 8)**	**17,531**	14,433
	139,094	78,989
Total assets	**$ 563,214**	$ 422,124
LIABILITIES		
Deposits (Note 9)		
Personal	**$ 192,234**	$ 147,561
Banks	**9,680**	10,162
Business and government	**129,086**	73,322
Trading	**44,694**	45,348
	375,694	276,393
Other		
Acceptances	**11,040**	9,279
Obligations related to securities sold short **(Note 2)**	**18,518**	24,195
Obligations related to securities sold under repurchase agreements **(Note 2)**	**18,654**	16,574
Derivatives **(Note 27)**	**74,473**	41,621
Other liabilities **(Note 10)**	**17,721**	21,236
	140,406	112,905
Subordinated notes and debentures (Note 11)	**12,436**	9,449
Liability for preferred shares (Note 12)	**550**	550
Liability for capital trust securities (Note 13)	**894**	899
Non-controlling interests in subsidiaries (Notes 14)	**1,560**	524
Contingent liabilities, commitments and guarantees **(Note 28)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2008 – 810.1** and 2007 – 717.8) **(Note 15)**	**13,241**	6,577
Preferred shares (millions of shares issued and outstanding: **2008 – 75.0** and 2007 – 17.0) **(Note 15)**	**1,875**	425
Contributed surplus	**350**	119
Retained earnings	**17,857**	15,954
Accumulated other comprehensive income (loss)	**(1,649)**	(1,671)
	31,674	21,404
Total liabilities and shareholders' equity	**$ 563,214**	$ 422,124

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark
President and
Chief Executive Officer

Hugh J. Bolton
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars)	**2008**	2007	2006
Interest income			
Loans	**$13,501**	$12,729	$10,832
Securities			
Dividends	**987**	928	837
Interest	**4,467**	3,838	3,598
Deposits with banks	**629**	357	302
	19,584	17,852	15,569
Interest expense			
Deposits	**8,481**	8,247	7,081
Subordinated notes and debentures	**654**	484	388
Preferred shares and capital trust securities **(Note 12,13)**	**94**	109	126
Other liabilities	**1,823**	2,088	1,603
	11,052	10,928	9,198
Net interest income	**8,532**	6,924	6,371
Other income			
Investment and securities services	**2,245**	2,400	2,259
Credit fees	**459**	420	371
Net securities gains **(Note 2)**	**331**	326	305
Trading (loss) income **(Note 20)**	**(794)**	591	797
Loss from financial instruments designated as trading under the fair value option	**(137)**	(55)	–
Service charges	**1,237**	1,019	937
Loan securitizations **(Note 4)**	**231**	397	346
Card services	**589**	451	374
Insurance, net of claims **(Note 21)**	**927**	1,005	896
Trust fees	**140**	133	130
Other **(Note 33)**	**909**	670	406
	6,137	7,357	6,821
Total revenue	**14,669**	14,281	13,192
Provision for credit losses (Note 3)	**1,063**	645	409
Non-interest expenses			
Salaries and employee benefits **(Note 19)**	**4,984**	4,606	4,485
Occupancy, including depreciation	**935**	736	701
Equipment, including depreciation	**683**	614	599
Amortization of other intangibles **(Note 5)**	**577**	499	505
Restructuring costs **(Note 22)**	**48**	67	50
Marketing and business development	**491**	445	470
Brokerage-related fees	**252**	233	222
Professional and advisory services	**569**	488	540
Communications	**210**	193	201
Other **(Note 28)**	**753**	1,094	1,042
	9,502	8,975	8,815
Dilution gain, net (Note 31)	**–**	–	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**4,104**	4,661	5,527
Provision for income taxes (Note 23)	**537**	853	874
Non-controlling interests in subsidiaries, net of income taxes	**43**	95	184
Equity in net income of an associated company, net of income taxes (Note 31)	**309**	284	134
Net income	**3,833**	3,997	4,603
Preferred dividends	**59**	20	22
Net income available to common shareholders	**$ 3,774**	$ 3,977	$ 4,581
Average number of common shares outstanding (millions) (Note 24)			
Basic	**769.6**	718.6	716.8
Diluted	**775.7**	725.5	723.0
Earnings per share (in dollars) (Note 24)			
Basic	**$ 4.90**	$ 5.53	$ 6.39
Diluted	**4.87**	5.48	6.34
Dividends per share (in dollars)	**2.36**	2.11	1.78

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	**2008**	2007	2006
Common shares (Note 15)			
Balance at beginning of year	**$ 6,577**	$ 6,334	$ 5,872
Proceeds from shares issued on exercise of options	**255**	173	119
Shares issued as a result of dividend reinvestment plan	**274**	85	328
Impact of shares (acquired) sold for trading purposes[1]	**(12)**	30	(20)
Purchase of common shares for cancellation	**–**	(45)	(35)
Issued on acquisition of Commerce **(Note 31)**	**6,147**	–	–
Issued on acquisition of VFC **(Note 31)**	**–**	–	70
Balance at end of year	**13,241**	6,577	6,334
Preferred shares (Note 15)			
Balance at beginning of year	**425**	425	–
Shares issued	**1,450**	–	425
Balance at end of year	**1,875**	425	425
Contributed surplus			
Balance at beginning of year	**119**	66	40
Stock options **(Note 18)**	**(32)**	1	26
Conversion of TD Banknorth options on privatization **(Note 18)**	**–**	52	–
Conversion of Commerce options on acquisition **(Note 18)**	**263**	–	–
Balance at end of year	**350**	119	66
Retained earnings			
Balance at beginning of year	**15,954**	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards	**–**	80	–
Net income	**3,833**	3,997	4,603
Common dividends	**(1,851)**	(1,517)	(1,278)
Preferred dividends	**(59)**	(20)	(22)
Premium paid on repurchase of common shares	**–**	(311)	(229)
Other	**(20)**	–	1
Balance at end of year	**17,857**	15,954	13,725
Accumulated other comprehensive income (loss), net of income taxes (Note 17)			
Balance at beginning of year	**(1,671)**	(918)	(696)
Transition adjustment on adoption of Financial Instruments standards	**–**	426	–
Other comprehensive income (loss) for the period	**22**	(1,179)	(222)
Balance at end of year	**(1,649)**	(1,671)	(918)
Total shareholders' equity	**$31,674**	$21,404	$19,632

[1] Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the *Bank Act*.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2008**	2007	2006
Net income	**$ 3,833**	$ 3,997	$ 4,603
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[1]	**(1,725)**	135	–
Reclassification to earnings in respect of available-for-sale securities[2]	**(53)**	(53)	–
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities[3,4]	**440**	(1,155)	(222)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	**1,522**	(146)	–
Reclassification to earnings of losses on cash flow hedges[6]	**(162)**	40	–
Other comprehensive income (loss) for the year	**22**	(1,179)	(222)
Comprehensive income for the year	**$ 3,855**	$ 2,818	$ 4,381

[1] Net of income tax benefit of $904 million (2007 – income tax expense of $78 million).
[2] Net of income tax expense of $22 million (2007 – $32 million).
[3] Net of income tax benefit of $1,363 million (2007 – income tax expense of $909 million).
[4] Includes $(2,881) million of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations (2007 – $1,864 million).
[5] Net of income tax expense of $669 million (2007 – income tax benefit of $76 million).
[6] Net of income tax expense of $70 million (2007 – income tax benefit of $22 million).

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	**2008**	2007	2006
Cash flows from (used in) operating activities			
Net income	**$ 3,833**	$ 3,997	$ 4,603
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	**1,063**	645	409
Restructuring costs	**48**	67	50
Depreciation **(Note 7)**	**438**	362	343
Amortization of other intangibles	**577**	499	505
Stock options	**22**	20	31
Dilution gain, net	**–**	–	(1,559)
Net securities gains	**(331)**	(326)	(305)
Net gain on securitizations **(Note 4)**	**(41)**	(141)	(119)
Equity in net income of an associated company	**(309)**	(284)	(134)
Non-controlling interests	**43**	95	184
Future income taxes **(Note 23)**	**108**	(121)	(14)
Changes in operating assets and liabilities			
Current income taxes payable	**(2,857)**	558	88
Interest receivable and payable **(Notes 8, 10)**	**27**	(296)	(146)
Trading securities	**26,302**	(2,167)	(11,707)
Unrealized gains and amounts receivable on derivatives contracts	**(44,630)**	(10,228)	4,961
Unrealized losses and amounts payable on derivatives contracts	**32,852**	12,284	(4,161)
Other	**2,837**	(891)	590
Net cash from (used in) operating activities	**19,982**	4,073	(6,381)
Cash flows from (used in) financing activities			
Change in deposits	**52,030**	14,154	9,246
Change in securities sold under repurchase agreements	**2,080**	(2,081)	6,665
Change in securities sold short	**(5,677)**	(2,918)	2,707
Issue of subordinated notes and debentures	**4,025**	4,072	2,341
Repayment of subordinated notes and debentures	**(1,079)**	(1,399)	(978)
Liability for preferred shares and capital trust securities	**(5)**	(345)	(1)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**41**	(124)	(37)
Common shares issued on exercise of options	**201**	154	114
Common shares (acquired) sold in Wholesale Banking	**(12)**	30	(20)
Repurchase of common shares	**–**	(45)	(35)
Dividends paid in cash on common shares	**(1,577)**	(1,432)	(950)
Premium paid on common shares repurchased	**–**	(311)	(229)
Net proceeds from issuance of preferred shares	**1,430**	–	425
Dividends paid on preferred shares	**(59)**	(20)	(22)
Net cash from financing activities	**51,398**	9,735	19,226
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(683)**	(5,983)	2,982
Activity in available-for-sale, held-to-maturity and investment securities:			
Purchases	**(120,077)**	(96,846)	(132,903)
Proceeds from maturities	**29,209**	92,880	112,962
Proceeds from sales	**63,995**	10,372	18,599
Activity in lending activities:			
Origination and acquisitions	**(162,727)**	(150,671)	(132,864)
Proceeds from maturities	**123,619**	122,509	113,477
Proceeds from sales	**2,449**	5,084	2,691
Proceeds from loan securitizations **(Note 4)**	**10,370**	9,937	9,939
Land, buildings and equipment	**(532)**	(322)	(494)
Securities purchased under reverse repurchase agreements	**(14,777)**	3,313	(4,578)
TD Banknorth share repurchase program	**–**	–	(290)
Acquisitions and dispositions less cash and cash equivalents acquired **(Note 31)**	**(1,759)**	(4,139)	(1,980)
Net cash used in investing activities	**(70,913)**	(13,866)	(12,459)
Effect of exchange rate changes on cash and cash equivalents	**260**	(171)	(40)
Net increase (decrease) in cash and cash equivalents	**727**	(229)	346
Cash and cash equivalents at beginning of year	**1,790**	2,019	1,673
Cash and cash equivalents at end of year, represented by cash and due from banks	**$ 2,517**	$ 1,790	$ 2,019
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 10,678**	$ 10,947	$ 9,085
Amount of income taxes paid during the year	**1,905**	1,099	968

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).

Certain disclosures are included in the Management's Discussion and Analysis (MD&A) as permitted by GAAP and as discussed on pages 68 to 76 of the MD&A in this Annual Report. These disclosures are shaded in the MD&A and form an integral part of the Consolidated Financial Statements. The Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The financial position and results of operations of TD Banknorth, Inc. (TD Banknorth) and Commerce Bancorp, Inc. (Commerce) are consolidated on a one month lag basis. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income and expenses is consolidated.

Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's financial results is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders' equity. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the equity of the investments as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services include interchange income from credit and debit cards and annual fees. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective November 1, 2007, the Canadian Institute of Chartered Accountants (CICA), Section 1535, *Capital Disclosures*, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation

Effective November 1, 2007, the accounting and disclosure requirements of the CICA's two new accounting standards, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Financial Instruments

The Bank adopted the CICA Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 1530, *Comprehensive Income*; and Section 3251, *Equity* on November 1, 2006. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are summarized below.

(a) Financial Assets and Financial Liabilities

Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. The comparative Consolidated Financial Statements have not been restated as a result of the adoption of the standards. Trading securities were recorded at fair value. Investment securities comprised debt and equity securities. Equity securities were carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other-than-temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to net realizable value to reflect other-than-temporary impairment in value were included in net investment securities gains and losses. Realized and unrealized gains and losses on securities used in hedging activities were included in income in the same period as the income from the items hedged. Loans and receivables were recorded at amortized cost using the effective interest rate method. All of the Bank's financial liabilities, except those classified as trading and short positions in securities, were recorded on an accrual basis.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Financial assets are classified as trading, designated as trading under the fair value option, available-for-sale, held-to-maturity, or loans and receivables. Financial liabilities are classified as trading and other. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification will not change subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

(b) Derivatives and Hedge Accounting

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the "host instrument"). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in principal protected equity-linked deposit contracts. Under the new standards, embedded derivatives are treated as separate contracts when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.

Hedge Accounting

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. As discussed in Note 27, under the new standards, all derivatives are recorded at fair value and specific guidance on hedge accounting, including the measurement and recording of hedge ineffectiveness, is now provided.

The following table summarizes the adjustments that were required to adopt the new standards on November 1, 2006.

Transition Adjustments, Net of Income Taxes

	Retained earnings		Accumulated other comprehensive income	
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$ –	$ –	$ 440	$ 287
Classification of securities as trading	76	50	–	–
Designation of securities as trading under the fair value option	7	4	–	–
Reversal of transition balances deferred upon adoption of AcG-13	37	25	–	–
Cash flow hedges	–	–	212	139
Other	(4)	1	–	–
Total	$ 116	$ 80	$ 652	$ 426

FINANCIAL INSTRUMENTS – AMENDMENTS

In October 2008, the Bank adopted Amendments to CICA Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3862, *Financial Instruments – Disclosure* (the Amendments). The Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The Amendments are applicable to periods beginning on or after July 1, 2008. The Bank adopted the Amendments effective August 1, 2008. For impacts of the reclassification, see Note 2, Securities to the Bank's Consolidated Financial Statements.

There were no other changes in the Bank's accounting policies during the year.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is presented on the right.

FUTURE ACCOUNTING AND REPORTING CHANGES

Goodwill, Intangible Assets and Financial Statement Concepts

The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with Section 3064. The new and amended standards are effective for the Bank beginning November 1, 2008. These standards are not expected to have a material effect on the financial position or earnings of the Bank.

Conversion to International Financial Reporting Standards in Fiscal 2012

The CICA Accounting Standards Board requires all Canadian publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. The objective of the change is to move toward use of a single set of world-wide accounting standards, thereby facilitating and improving global capital flows, as well as improving financial reporting and transparency. The Bank will adopt IFRS for the fiscal year 2012 starting November 1, 2011. The fiscal 2012 Consolidated Financial Statements will include comparative 2011 financial results under IFRS.

Although much of Canadian GAAP is similar to IFRS, there are some GAAP differences that may significantly impact the Bank's processes and financial results.

The Bank is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, identifying potential business impacts, developing the project plan, assessing resource requirements and providing training to staff. Over the next two years, the Bank will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the financial statements and any potential business impacts, as accounting standards and related interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

NOTE 2 SECURITIES

SECURITIES

The Bank classifies securities pursuant to the requirements of Section 3855 as trading, designated as trading under the fair value option, available-for-sale or held-to-maturity.

Trading

Securities purchased and incurred with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These financial instruments are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices or, where market prices are not readily available, quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Designated as Trading Under the Fair Value Option

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.

The Bank may designate financial assets and financial liabilities as trading when the designation:

(i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

Certain securities that support insurance reserves within some of the Bank's insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.

Certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are held in fair value portfolios and are being carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the change in fair value of the securities will also be recognized in the Consolidated Statement of Income.

Available-for-sale

Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis, and are recognized in net securities gains in other income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-maturity

Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized on the accrual basis using the effective interest rate method and is included in interest income.

RECLASSIFICATION OF CERTAIN DEBT SECURITIES

During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, *Financial Instruments – Recognition and Measurement*.

On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, these debt securities have a weighted average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million.

The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. In the fourth quarter of 2008, net interest income of $110 million after tax was recorded relating to the reclassified debt securities. The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of net income of $561 million in the fourth quarter of 2008. In 2007, the Bank recognized change in the fair value of these debt securities in its trading income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS

Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense using the effective interest rate method. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income using the effective interest rate method. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2008 Total	2007 Total
Trading securities								
Government and government-insured securities								
Canada	**$ 1,748**	**$ 1,928**	**$ 2,191**	**$1,965**	**$ 2,402**	**$ –**	**$10,234**	$ 6,161
Provinces	**637**	**266**	**527**	**873**	**1,010**	**–**	**3,313**	2,804
	2,385	**2,194**	**2,718**	**2,838**	**3,412**	**–**	**13,547**	8,965
Other debt securities								
Canadian issuers	**261**	**607**	**360**	**358**	**328**	**–**	**1,914**	3,775
U.S. Federal Government	**11**	**71**	**4**	**73**	**178**	**–**	**337**	629
Other foreign governments	**713**	**307**	**251**	**120**	**57**	**–**	**1,448**	1,385
Other issuers	**6,310**	**1,061**	**3,534**	**1,442**	**816**	**–**	**13,163**	25,641
	7,295	**2,046**	**4,149**	**1,993**	**1,379**	**–**	**16,862**	31,430
Equity securities								
Preferred shares	**–**	**–**	**–**	**–**	**–**	**62**	**62**	113
Common shares	**–**	**–**	**–**	**–**	**–**	**22,624**	**22,624**	37,129
	–	**–**	**–**	**–**	**–**	**22,686**	**22,686**	37,242
Total trading securities	**$ 9,680**	**$ 4,240**	**$ 6,867**	**$4,831**	**$ 4,791**	**$22,686**	**$53,095**	$77,637
Securities designated as trading under the fair value option								
Government and government-insured securities								
Canada	**$ 543**	**$ 1,215**	**$ 3,128**	**$ 75**	**$ 14**	**$ –**	**$ 4,975**	$ 538
Mortgage-backed securities	**179**	**451**	**276**	**–**	**–**	**–**	**906**	983
	722	**1,666**	**3,404**	**75**	**14**	**–**	**5,881**	1,521
Provinces	**61**	**102**	**26**	**25**	**7**	**–**	**221**	169
	783	**1,768**	**3,430**	**100**	**21**	**–**	**6,102**	1,690
Other debt securities								
Canadian issuers	**4**	**58**	**73**	**3**	**–**	**–**	**138**	173
Other issuers	**151**	**–**	**–**	**–**	**–**	**–**	**151**	50
	155	**58**	**73**	**3**	**–**	**–**	**289**	223
Equity securities								
Preferred shares	**–**	**–**	**–**	**–**	**–**	**4**	**4**	2
Common shares	**–**	**–**	**–**	**–**	**–**	**7**	**7**	97
	–	**–**	**–**	**–**	**–**	**11**	**11**	99
Total securities designated as trading under the fair value option	**$ 938**	**$ 1,826**	**$ 3,503**	**$ 103**	**$ 21**	**$ 11**	**$ 6,402**	$ 2,012
Available-for-sale securities								
Government and government-insured securities								
Canada	**$10,141**	**$ 60**	**$ 36**	**$ 138**	**$ –**	**$ –**	**$10,375**	$ 4,827
Bonds reclassified from trading	**–**	**–**	**–**	**20**	**–**	**–**	**20**	–
Mortgage-backed securities	**1,880**	**8,332**	**17,798**	**781**	**–**	**–**	**28,791**	21,147
	12,021	**8,392**	**17,834**	**939**	**–**	**–**	**39,186**	25,974
Provinces	**4**	**28**	**93**	**108**	**–**	**–**	**233**	203
Bonds reclassified from trading	**–**	**–**	**–**	**–**	**21**	**–**	**21**	–
	12,025	**8,420**	**17,927**	**1,047**	**21**	**–**	**39,440**	26,177
Other debt securities								
Canadian issuers	**30**	**145**	**1,445**	**195**	**87**	**–**	**1,902**	631
Bonds reclassified from trading	**6**	**578**	**391**	**293**	**48**	**–**	**1,316**	–
U.S. Federal Government	**1,131**	**7**	**13**	**80**	**3,912**	**15**	**5,158**	4,400
Other foreign governments	**9**	**10**	**3**	**–**	**–**	**–**	**22**	14
Bonds reclassified from trading	**–**	**–**	**–**	**–**	**104**	**–**	**104**	–
Other issuers								
Non-agency CMO portfolio	**–**	**–**	**–**	**106**	**8,329**	**–**	**8,435**	–
Bonds reclassified from trading	**818**	**2,045**	**1,108**	**1,253**	**669**	**–**	**5,893**	–
Asset-backed securities	**–**	**405**	**3,138**	**4,074**	**1,272**	**–**	**8,889**	–
Other	**278**	**2**	**247**	**–**	**134**	**–**	**661**	301
	2,272	**3,192**	**6,345**	**6,001**	**14,555**	**15**	**32,380**	5,346
Equity securities								
Preferred shares	**118**	**64**	**86**	**–**	**–**	**176**	**444**	513
Common shares	**–**	**–**	**–**	**–**	**34**	**2,823**	**2,857**	3,614
	118	**64**	**86**	**–**	**34**	**2,999**	**3,301**	4,127
Total available-for-sale securities	**$14,415**	**$11,676**	**$24,358**	**$7,048**	**$14,610**	**$ 3,014**	**$75,121**	$35,650

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2008 Total	2007 Total
Held-to-maturity securities								
Government and government- insured securities								
Canada	$ 214	$ 12	$ –	$ –	$ –	$ –	$ 226	$ 267
Other debt securities								
U.S. Federal Government	366	328	570	–	–	–	1,264	359
Other foreign governments	1,892	2,051	1,189	–	–	–	5,132	4,434
Other issuers	931	1,099	782	40	33	–	2,885	2,677
	3,189	3,478	2,541	40	33	–	9,281	7,470
Total held-to-maturity securities	$ 3,403	$ 3,490	$ 2,541	$ 40	$ 33	$ –	$ 9,507	$ 7,737
Total securities	$28,436	$21,232	$37,269	$12,022	$19,455	$25,711	$144,125	$123,036

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)	2008				2007			
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
Government and government-insured securities								
Canada	$10,363	$ 14	$ 2	$10,375	$ 4,827	$ 2	$ 2	$ 4,827
Bonds reclassified from trading	21	–	1	20	–	–	–	–
Mortgage-backed securities	29,118	401	728	28,791	19,135	2,118	106	21,147
	39,502	415	731	39,186	23,962	2,120	108	25,974
Provinces	231	3	1	233	204	–	1	203
Bonds reclassified from trading	20	1	–	21	–	–	–	–
	39,753	419	732	39,440	24,166	2,120	109	26,177
Other debt securities								
Canadian issuers	1,926	1	25	1,902	641	–	10	631
Bonds reclassified from trading	1,324	306	314	1,316	–	–	–	–
U.S. Federal Government	5,295	12	149	5,158	4,422	13	35	4,400
Other foreign governments	22	–	–	22	12	2	–	14
Bonds reclassified from trading	104	–	–	104	–	–	–	–
Other issuers								
Non-agency CMO portfolio	9,329	11	905	8,435	–	–	–	–
Bonds reclassified from trading	6,750	1,847	2,704	5,893	–	–	–	–
Asset-backed securities	9,178	1	290	8,889	–	–	–	–
Other	675	–	14	661	301	–	–	301
	34,603	2,178	4,401	32,380	5,376	15	45	5,346
Equity securities[1]								
Preferred shares	452	70	22	500	491	266	6	751
Common shares	2,791	540	244	3,087	3,124	1,008	66	4,066
	3,243	610	266	3,587	3,615	1,274	72	4,817
Total available-for-sale securities	77,599	3,207	5,399	75,407	33,157	3,409	226	36,340
Held-to-maturity securities								
Government and government-insured securities								
Canada	226	–	–	226	267	–	–	267
Other debt securities								
U.S. Federal Government	1,264	–	–	1,264	359	–	–	359
Other foreign governments	5,132	66	13	5,185	4,434	1	49	4,386
Other issuers	2,885	14	12	2,887	2,677	1	10	2,668
	9,281	80	25	9,336	7,470	2	59	7,413
Total held-to-maturity securities	9,507	80	25	9,562	7,737	2	59	7,680
Total securities	$87,106	$3,287	$5,424	$84,969	$40,894	$3,411	$285	$44,020

[1] Equity securities in the available-for-sale portfolio with a carrying value of $1,274 million (2007 – $946 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $1,400 million (2007 – $1,636 million) and is included in the table above.

Net Securities Gains

(millions of Canadian dollars)	2008	2007	2006
Net realized gains (losses)			
Available-for-sale securities	**$ 576**	$ 364	$ –
Investment securities	–	–	388
Write-downs			
Available-for-sale securities	**(245)**	(38)	–
Investment securities	–	–	(83)
Total	**$ 331**	$ 326	$ 305

NOTE 3 LOANS, IMPAIRED LOANS, ALLOWANCE FOR CREDIT LOSSES AND COLLATERAL

LOANS

Loans (other than business and government loans designated as trading under the fair value option, described below) are recorded at amortized cost using the effective interest rate method, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recorded on the accrual basis using the effective interest rate method until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans are designated as trading under the fair value option if the criteria described in Note 2 is met. These loans are acquired with the intent to sell for short term profit taking and are valued using quotes obtained from third-party brokers.

As at October 31, 2008, the maximum credit exposure of loans designated as trading under the fair value option amounted to $510 million (2007 – $1,235 million). These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a loss of $109 million (2007 – gain of $55 million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due for 90 days is classified as impaired, other than a deposit with a bank, which is considered impaired when a payment is contractually past due for 21 days.

Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.

The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	2008	2007	2006
Reduction in net interest income due to impaired loans	**$ 66**	$ 44	$ 29
Recoveries	**(6)**	(5)	(9)
	$60	$ 39	$ 20

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items that are not recorded on the Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The allowance related to off-balance sheet items was $217 million as at October 31, 2008 (2007 – $255 million) and primarily related to undrawn lines of credits.

The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For large and medium-sized business and government loans, specific provisions are established on an individual facility basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula that takes into account recent loss experience.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management's judgement.

Loans and Impaired Loans

(millions of Canadian dollars)

2008	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	**$ 63,003**	**$ 266**	**$ 23**	**$ 243**	**$ 19**	**$ 42**	**$ 62,961**
Consumer installment and other personal	**79,610**	**209**	**76**	**133**	**310**	**386**	**79,224**
Credit card	**7,387**	**82**	**44**	**38**	**228**	**272**	**7,115**
Business and government	**70,650**	**600**	**209**	**391**	**627**	**836**	**69,814**
Business and government designated as trading under the fair value option	**510**	**–**	**–**	**–**	**–**	**–**	**510**
Total	**$221,160**	**$ 1,157**	**$ 352**	**$ 805**	**$ 1,184**	**$ 1,536**	**$219,624**

2007	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	$ 58,485	$ 48	$ 8	$ 40	$ 14	$ 22	$ 58,463
Consumer installment and other personal	67,532	150	61	89	273	334	67,198
Credit card	5,700	70	39	31	197	236	5,464
Business and government	44,258	301	95	206	608	703	43,555
Business and government designated as trading under the fair value option	1,235	–	–	–	–	–	1,235
Total	$177,210	$ 569	$ 203	$ 366	$ 1,092	$ 1,295	$175,915

	2008	2007
Average gross impaired loans during the year	**$ 903**	$ 548

Included in residential mortgages are Canadian government-insured mortgages of $42,822 million as at October 31, 2008 (2007 – $39,834 million). During the year, the Bank changed the definition of gross impaired loans for insured residential mortgages from 360 days to 90 days past the contractual due date. Included in consumer installment and other personal loans are Canadian government-insured real estate personal loans of $23,187 million as at October 31, 2008 (2007 – $16,994 million).

Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available-for-sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $110 million as at October 31, 2008 (2007 – $95 million) and a related allowance of $1 million (2007 – $2 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank's daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses

(millions of Canadian dollars)

	2008					2007	2006
	Specific allowance	**General allowance**	**Total**	Specific allowance	General allowance	Total	Total
Balance at beginning of year	**$ 203**	**$ 1,092**	**$ 1,295**	$ 176	$ 1,141	$ 1,317	$ 1,293
Acquisitions of TD Banknorth[1] (includes Interchange and Hudson) and VFC	**–**	**–**	**–**	–	14	14	87
Provision for credit losses	**934**	**129**	**1,063**	643	2	645	409
Write-offs[2]	**(946)**	**–**	**(946)**	(763)	–	(763)	(583)
Recoveries	**124**	**–**	**124**	135	–	135	129
Other[3]	**37**	**(37)**	**–**	12	(65)	(53)	(18)
Allowance for credit losses at end of year	**$ 352**	**$ 1,184**	**$ 1,536**	$ 203	$ 1,092	$ 1,295	$ 1,317

[1] All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.

[2] For the year ended October 31, 2008, there were no write-offs related to restructured loans (2007 – nil; 2006 – nil).

[3] Includes foreign exchange rate changes, net of losses on loan sales.

Loans Past Due but not Impaired

A loan is past due when a counterparty has failed to make a payment by the contractual due date. The following table provides aging information for loans that are past due but not impaired. A grace period has been incorporated if it is common to a product type and provided to the counterparties. The grace period represents the additional time period (e.g., 3 days) beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Gross Amount of Loans Past Due but not Impaired as at October 31, 2008

(millions of Canadian dollars)	**1-30 days**	**31-60 days**	**61-89 days**	**Total**
Residential mortgages	**$ 811**	**$ 357**	**$ 64**	**$ 1,232**
Consumer installment and other personal loans	**3,234**	**570**	**131**	**3,935**
Credit cards	**381**	**75**	**41**	**497**
Business and government	**2,725**	**256**	**79**	**3,060**
Total	**$7,151**	**$1,258**	**$ 315**	**$ 8,724**

Collateral

As at October 31, 2008, the fair value of financial collateral held against loans that were past due but not impaired was $22.7 million. In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

As at October 31, 2008, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.6 billion. The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $7.4 billion. These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

The carrying value of loans renegotiated during the year ended October 31, 2008, that would otherwise be impaired, was $11 million.

NOTE 4 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – which are commensurate with the risks involved.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are, more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Other retained interests are classified as trading securities and are carried at fair value with the changes in fair value recorded in trading income.

The following table summarizes the Bank's securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

Securitization Activity

(millions of Canadian dollars)	2008										2007	2006
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans		Total	Total
Gross proceeds	**$ 12,070**	**$ 5,599**	**$ 1,600**	**$ 2**	**$ 19,271**	$ 9,147	$ 7,562	$ 3,200	$ 2		$ 19,911	$ 17,923
Retained interests	**305**	**51**	**12**	**–**	**368**	187	108	30	–		325	241
Cash flows received on retained interests	**221**	**90**	**43**	**2**	**356**	199	104	59	2		364	392

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gains (Losses) and Income on Retained Interests

(millions of Canadian dollars)	2008										2007	2006
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans		Total	Total
Gain (loss) on sale	**$(21)**	**$ 50**	**$ 12**	**$ –**	**$ 41**	$ 6	$ 107	$ 28	$ –		$ 141	$ 119
Income on retained interests[1]	**96**	**17**	**77**	**–**	**190**	133	29	94	–		256	227
Total	**$ 75**	**$ 67**	**$ 89**	**$ –**	**$ 231**	$ 139	$ 136	$ 122	$ –		$ 397	$ 346

[1] Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are shown in the table below.

Key Assumptions

	2008				2007				2006			
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	**18.1%**	**5.9%**	**43.5%**	**5.2%**	20.0%	6.5%	43.0%	8.7%	20.0%	6.1%	43.9%	8.4%
Excess spread[2]	**0.8**	**1.1**	**7.1**	**1.0**	0.7	1.1	7.1	1.0	0.6	1.1	13.1	0.8
Discount rate	**4.7**	**5.6**	**6.1**	**8.1**	6.5	6.2	6.3	10.3	6.0	4.3	5.6	5.6
Expected credit losses[3]	**–**	**–**	**2.4**	**0.1**	–	–	2.1	0.1	–	–	2.3	0.1

[1] Represents monthly payment rate for secured personal and credit card loans.
[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
[3] There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2008, there were maturities of previously securitized loans and receivables of $8,901 million (2007 – $9,974 million, 2006 – $7,984 million). As a result, the net proceeds from loan securitizations was $10,370 million (2007 – $9,937 million, 2006 – $9,939 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2008. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars)				2008
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**
Fair value of retained interests	**$ 421**	**$ 80**	**$ –**	**$ 4**
Discount rate	**4.1%**	**4.2%**	**–%**	**8.1%**
+10%	**$ (2)**	**$ –**	**$ –**	**$ –**
+20%	**(4)**	**(1)**	**–**	**–**
Prepayment rate	**18.4%**	**5.7%**	**–%**	**5.2%**
+10%	**$ (14)**	**$ (6)**	**$ –**	**$ –**
+20%	**(27)**	**(11)**	**–**	**–**
Expected credit losses	**–%**	**–%**	**–%**	**0.1%**
+10%	**$ –**	**$ –**	**$ –**	**$ –**
+20%	**–**	**–**	**–**	**–**

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)		2008			2007	
	Loans[1]	**Gross impaired loans**	**Net write-offs**	Loans[1]	Gross impaired loans	Net write-offs
Type of loan						
Residential mortgages	**$ 87,293**	**$ 266**	**$ 8**	$ 76,816	$ 48	$ 3
Consumer installment and other personal	**87,324**	**221**	**384**	76,198	160	318
Credit card	**7,115**	**82**	**300**	6,264	70	255
Business and government and other loans	**70,472**	**600**	**145**	44,953	301	70
Total loans reported and securitized	**252,204**	**1,169**	**837**	204,231	579	646
Less: loans securitized						
Residential mortgage loans	**24,332**	**–**	**–**	18,353	–	–
Personal loans	**8,100**	**12**	**1**	9,000	10	–
Credit card loans	**–**	**–**	**14**	800	–	18
Commercial mortgage loans	**148**	**–**	**–**	163	–	–
Total loans securitized	**32,580**	**12**	**15**	28,316	10	18
Total loans reported on the Consolidated Balance Sheet	**$219,624**	**$1,157**	**$ 822**	$175,915	$569	$628

[1] Net of allowance for credit losses.

NOTE 5 GOODWILL AND OTHER INTANGIBLES

GOODWILL

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2008, 2007 and 2006.

Goodwill by Segment

(millions of Canadian dollars)

2008	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Carrying value of goodwill at beginning of year	**$ 1,088**	**$ 344**	**$ 6,340**	**$ 146**	**$ –**	**$ 7,918**
Goodwill arising on the acquisition of Commerce	**–**	**–**	**6,330**	**–**	**–**	**6,330**
Transfers during the year	**128**[1]	**242**[1]	**(1,317)**[1,2]	**–**	**947**[2]	**–**
Sale of subsidiaries and other businesses	**–**	**–**	**(56)**	**–**	**–**	**(56)**
Foreign currency translation adjustments and other	**–**	**(1)**	**651**	**–**	**–**	**650**
Carrying value of goodwill at end of year	**$ 1,216**	**$ 585**	**$ 11,948**	**$ 146**	**$ 947**	**$ 14,842**
2007						
Carrying value of goodwill at beginning of year	$ 1,086	$ 359	$ 5,805	$ 146	$ –	$ 7,396
Goodwill arising on acquisitions during the year	2	–	1,346	–	–	1,348
Foreign currency translation adjustments and other	–	(15)	(811)	–	–	(826)
Carrying value of goodwill at end of year	$ 1,088	$ 344	$ 6,340	$ 146	$ –	$ 7,918

[1] During the year, the insurance, credit card and wealth management businesses previously included in the U.S. Personal and Commercial Banking segment were transferred to the Canadian Personal and Commercial Banking and Wealth Management segments to align with how these businesses are now being managed on a North American basis. As a result, goodwill related to these transferred businesses was also transferred.

[2] The amount of goodwill recorded in the Consolidated Balance Sheet arising from the acquisition of Commerce is determined by using the average market price of the Bank's common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. Goodwill recorded in the U.S. Personal and Commercial Banking segment reflects the amount that would have been recorded if the market price of the Bank's common shares on the date of acquisition was used. The difference is recorded in the Corporate segment.

OTHER INTANGIBLES

The Bank's other intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Other intangible assets are amortized over 3 to 20 years, proportionate to the expected economic benefit.

All other intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2008, 2007 and 2006.

Other intangible assets acquired during the year resulting from the acquisition of Commerce were $1,514 million.

The table below presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			2008	2007
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$ 5,242**	**$ (2,849)**	**$ 2,393**	$ 1,126
Other intangible assets	**4,988**	**(4,240)**	**748**	978
Total other intangible assets[1]	**$ 10,230**	**$ (7,089)**	**$ 3,141**	$ 2,104

[1] Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2009 – $619 million, 2010 – $567 million, 2011 – $525 million, 2012 – $225 million and 2013 – $199 million.

NOTE 6 VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 31. The Bank has one other significant VIE of which it is the primary beneficiary. This VIE purchases senior tranches of securitized assets from the Bank's existing customers and the Bank funds the purchase of these assets by stamping BAs. As at October 31, 2008, the VIE had $1.86 billion (2007 – $0.02 billion) of assets, which included credit card loans, automobile loans and leases and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE's assets to the extent of its entitlement under arrangements with the sellers. The Bank's maximum potential exposure to loss was $1.86 billion (2007 – $0.02 billion) as at October 31, 2008.

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs are discussed below.

MULTI-SELLER CONDUITS

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. During 2007, the Bank converted liquidity facilities it provides to the conduits from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees, however, the Bank is not the primary beneficiary.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $10.7 billion as at October 31, 2008 (October 31, 2007 – $12.7 billion). Further, the Bank has committed to an additional $1.8 billion (October 31, 2007 – $2.5 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2008, the Bank also provided deal-specific credit enhancement in the amount of $78 million (October 31, 2007 – $59 million).

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.

As at October 31, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 – $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion as at October 31, 2008 (October 31, 2007 – $5.1 billion), of which $1.1 billion (October 31, 2007 – $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $80 million (October 31, 2007 – $71 million) relating to excess spread.

OTHER FINANCING TRANSACTIONS

The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2008, the Bank provided approximately $2.1 billion (2007 – $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with AA credit ratings on an S&P equivalent basis fully covering its investment in these VIEs. At inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At October 31, 2008, the Bank's net exposure to the U.S. banks after taking into account collateral and credit default swaps (CDS) was approximately $960 million (October 31, 2007 – $ 1.5 billion). As at October 31, 2008, the Bank's maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.1 billion (October 31, 2007 – $3.0 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at October 31, 2008, these VIEs had assets totalling more than $8.0 billion (October 31, 2007 – $12.0 billion).

NOTE 7 LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.

The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.

Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or useful life, straight-line

(millions of Canadian dollars)			**2008**	2007
	Cost	**Accumulated depreciation**	**Net book value**	Net book value
Land	**$ 731**	**$ –**	**$ 731**	$ 214
Buildings	**1,504**	**413**	**1,091**	384
Computer equipment and software	**1,472**	**915**	**557**	464
Furniture, fixtures and other equipment	**1,497**	**643**	**854**	354
Leasehold improvements	**1,074**	**474**	**600**	406
Total	**$ 6,278**	**$ 2,445**	**$ 3,833**	$1,822

Accumulated depreciation at the end of 2007 was $2,066 million. Depreciation expense for buildings and equipment amounted to $438 million for 2008 (2007 – $362 million; 2006 – $343 million).

NOTE 8 OTHER ASSETS

(millions of Canadian dollars)	2008	2007
Amounts receivable from brokers, dealers and clients	$ 6,302	$ 7,004
Accrued interest	2,081	1,734
Accounts receivable, prepaid expenses and other items	4,352	3,924
Insurance-related assets, excluding investments	971	859
Current income taxes receivable	1,941	–
Net future income tax asset	1,247	294
Prepaid pension expense	637	618
Total	$ 17,531	$ 14,433

NOTE 9 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2008 was $123 billion (2007 – $95 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)				2008	2007
	Demand	Notice	Term	Total	Total
Personal	$ 33,779	$ 78,506	$ 79,949	$192,234	$147,561
Banks	2,308	74	7,298	9,680	10,162
Business and government	28,467	50,984	49,635	129,086	73,322
Trading	–	–	44,694	44,694	45,348
Total[1]	$ 64,554	$129,564	$181,576	$375,694	$276,393
Non-interest-bearing deposits included above					
In domestic offices				$ 7,454	$ 6,214
In foreign offices				4,582	4,025
Interest-bearing deposits included above					
In domestic offices				211,482	179,043
In foreign offices				151,360	86,922
U.S. federal funds deposited				816	189
Total[1]				$375,694	$276,393

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $352 million due to TD Capital Trust II.

Term Deposits

(millions of Canadian dollars)							2008	2007
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$ 24,110	$ 22,535	$ 12,225	$ 6,087	$ 2,004	$ 12,988	$ 79,949	$ 67,305
Banks	7,116	83	46	10	5	38	7,298	7,431
Business and government	31,194	5,422	3,608	1,742	3,797	3,872	49,635	24,813
Trading	43,265	153	369	145	55	707	44,694	45,348
Total	$105,685	$ 28,193	$ 16,248	$ 7,984	$ 5,861	$ 17,605	$181,576	$144,897

NOTE 10 OTHER LIABILITIES

(millions of Canadian dollars)	2008	2007
Amounts payable to brokers, dealers and clients	$ 6,577	$ 9,457
Accrued interest	2,334	1,960
Accounts payable, accrued expenses and other items	3,548	3,583
Insurance-related liabilities	3,374	3,080
Accrued benefit liability	837	777
Accrued salaries and employee benefits	976	909
Cheques and other items in transit	75	554
Current income taxes payable	–	916
Total	$ 17,721	$ 21,236

NOTE 11 | SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures

(millions of Canadian dollars)

Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2008	2007
April 2009 – December 2010	Various[1]	–		$ 5	$ 5
June 2011[2]	7.63%	–	US$205 million	218	206
May 2012[2]	7.00%	–	US$213 million	227	216
September 2013	4.54%	September 2008		–	1,000
August 2014	10.05%	–		149	149
January 2016	4.32%	January 2011		1,000	1,000
October 2016	4.87%	October 2011		500	500
November 2017	5.38%	November 2012		2,500	–
June 2018	5.69%	June 2013		896	898
April 2020	5.48%	April 2015		871	–
September 2022[2]	4.64%	September 2017		270	270
July 2023	5.83%	July 2018		650	–
May 2025	9.15%	–		200	196
June 2028[2]	7.65%	June 2008		–	54
July 2030[2]	11.30%	July 2010	US$11 million	11	11
October 2030[2]	10.88%	October 2010	US$24 million	26	24
February 2031[2]	10.20%	February 2011	US$4 million	4	4
April 2033[2]	6.85%	April 2008		–	21
April 2033[2]	6.45%	April 2008	US$15 million	16	15
March 2034[2]	5.60%	March 2009	US$21 million	22	21
June 2035[2]	6.12%	September 2010	US$10 million	11	10
June 2035[2]	6.08%	September 2010	US$10 million	11	10
October 2104	4.97%	October 2015		800	794
December 2105	4.78%	December 2016		2,249	2,245
December 2106[3]	5.76%	December 2017		1,800	1,800
				$ 12,436	$ 9,449

[1] Interest is payable at 0%.
[2] Obligation of a subsidiary.
[3] On July 20, 2007, the Bank issued $1.8 billion 5.763% medium term notes due December 18, 2106.

New Issues and Redemptions

On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.

On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers' acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank's option at par on April 2, 2015. On July 7, 2008, the Bank issued a $375 million second tranche of its medium term notes maturing April 2, 2020 carrying the same terms and conditions as the original issue. The Bank has included the issues as Tier 2B regulatory capital.

On July 7, 2008, the Bank issued $650 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.828% until July 9, 2018 and the bankers' acceptance rate plus 2.55% thereafter until maturity on July 9, 2023. The notes are redeemable at the Bank's option at par on July 9, 2018. The Bank has included the issue as Tier 2B regulatory capital.

On September 5, 2008, the Bank redeemed all its outstanding $1 billion 4.54% subordinated debentures due September 5, 2013 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2B regulatory capital.

In September 2008, a subsidiary of the Bank redeemed US$74 million of junior subordinated debentures. Subsequently, in October 2008, a subsidiary of the Bank redeemed US$16 million of junior subordinated debentures. Of these issues, US$85 million qualified as Tier 2B regulatory capital.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2008	2007
Within 1 year	$ 4	$ 1
Over 1 year to 2 years	–	4
Over 2 years to 3 years	219	–
Over 3 years to 4 years	227	206
Over 4 years to 5 years	–	216
Over 5 years	11,986	9,022
Total	**$ 12,436**	$ 9,449

NOTE 12 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares, convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares without conversion rights are not classified as liabilities and are presented in Note 15.

(millions of Canadian dollars)	2008	2007
Preferred shares issued by the Bank (thousands of shares):		
Class A – 14,000 Series M	**$ 350**	$ 350
Class A – 8,000 Series N	**200**	200
Total liability for preferred shares	**$ 550**	$ 550

PREFERRED SHARES

None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of OSFI.

Class A First Preferred Shares, Series M

On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.70% per Series M share.

The Bank may redeem all or, from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share on or after April 30, 2009, and thereafter at an annual declining premium to a price of $25.00 per share on or after April 30, 2013 together, in each case, with the unpaid dividend to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid dividend to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

Class A First Preferred Shares, Series N

On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.60% per Series N share.

The Bank may redeem all or, from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share on or after April 30, 2009, and thereafter at an annual declining premium to a price of $25.00 per share on or after April 30, 2013 together, in each case, with unpaid dividend to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid dividend to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A

On October 31, 2007, TD Mortgage Investment Corporation redeemed all 350,000 preferred shares, Series A at the price of $1,000 per share.

NOTE 13 CAPITAL TRUST SECURITIES

Capital Trust Securities – Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are owned 100% by the Bank. The proceeds from the issuance were invested in trust assets. TD CaTS are convertible into a variable number of the Bank's common shares at the holder's option. The Bank classifies the TD CaTS as liabilities for reporting purposes. Distributions on these capital trust securities are recorded in interest expense.

TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) are issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in Bank deposits. TD CaTS II are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The deposit note issued to Trust II is reflected in deposits on the Consolidated Balance Sheet.

TD Capital Trust III Securities – Series 2008 (TD CaTS III) are issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. TD CaTS III are not convertible or redeemable at the holder's option. The Bank classifies the TD CaTS III as non-controlling interest in subsidiaries for reporting purposes. Distributions on these capital trust securities are recorded in non-controlling interests in subsidiaries in the Consolidated Statement of Income.

The CaTS, CaTS II and CaTS III all qualify as Tier 1 regulatory capital of the Bank.

(millions of Canadian dollars)	**2008**	2007	Comments
Trust units issued by TD Capital Trust (thousands of units): 900 Capital Trust Securities – Series 2009	**$ 894**	$ 899	Included in liability for Capital Trust Securities
Trust units issued by TD Capital Trust II (thousands of units): 350 TD Capital Trust II Securities – Series 2012-1	**352**	360	Not consolidated. Deposit note issued to Trust II is included in deposits
Trust units issued by TD Capital Trust III (thousands of units): 1,000 TD Capital Trust III Securities – Series 2008	**990**	–	Included in non-controlling interests

CAPITAL TRUST SECURITIES – SERIES 2009

Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted.

Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 per TD CaTS together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days' notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

TD CAPITAL TRUST II SECURITIES – SERIES 2012–1

Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted.

Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 per TD CaTS II together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 per TD CaTS II together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.

At any time, each TD CaTS II may, at the option of the holder, be converted into 40 non-cumulative Class A redeemable First Preferred Shares, Series A2 of the Bank. At any time before the conversion is completed, the Bank may find substitute purchasers for the TD CaTS II at the purchase price of not less than 90% of the closing price of such TD CaTS II on the last trading day immediately before the date fixed for purchase.

Each TD CaTS II may be automatically exchanged into 40 non-cumulative Class A redeemable First Preferred Shares, Series A3 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

TD CAPITAL TRUST III SECURITIES – SERIES 2008

Holders of TD CaTS III are eligible to receive semi-annual non-cumulative fixed cash distributions of $36.215 per each TD CaTS III. Should the Trust III fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted.

Between December 31, 2013 and December 31, 2018, the Trust III has the option of redeeming the outstanding TD CaTS III for the greater of: (a) $1,000 per TD CaTS III together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2018 at that time plus 0.94% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust III prior to December 31, 2013, the Trust III may redeem the outstanding TD CaTS III for a redemption price as calculated above. On or after December 31, 2018, the redemption price will be $1,000 per TD CaTS III together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.

Each TD CaTS III may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A9 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

NOTE 14 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

(millions of Canadian dollars)	**2008**	2007
REIT preferred stock, Series A	**$ 523**	$ 489
TD Capital Trust III Securities – Series 2008	**990**	–
Other	**47**	35
Total non-controlling interests in subsidiaries	**$ 1,560**	$ 524

REIT PREFERRED STOCK, SERIES A

On May 17, 2007, a subsidiary of TD Banknorth issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, the Bank issued $1 billion of TD CaTS III securities as described in Note 13.

NOTE 15 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible.

Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)	**2008**		2007		2006	
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common:						
Balance at beginning of year	**717.8**	**$ 6,577**	717.4	$ 6,334	711.8	$ 5,872
Issued on exercise of options	**4.6**	**255**	3.8	173	3.4	119
Issued as a result of dividend reinvestment plan	**4.6**	**274**	1.2	85	5.4	328
Impact of shares (acquired) sold for trading purposes[1]	**(0.2)**	**(12)**	0.4	30	(0.3)	(20)
Issued on the acquisition of Commerce	**83.3**	**6,147**	–	–	–	–
Issued on the acquisition of VFC	**–**	**–**	–	–	1.1	70
Purchased for cancellation	**–**	**–**	(5.0)	(45)	(4.0)	(35)
Balance at end of year – common	**810.1**	**$13,241**	717.8	$ 6,577	717.4	$ 6,334
Preferred (Class A):						
Series O	**17.0**	**$ 425**	17.0	$ 425	17.0	$ 425
Series P	**10.0**	**250**	–	–	–	–
Series Q	**8.0**	**200**	–	–	–	–
Series R	**10.0**	**250**	–	–	–	–
Series S	**10.0**	**250**	–	–	–	–
Series Y	**10.0**	**250**	–	–	–	–
Series AA	**10.0**	**250**	–	–	–	–
Balance at end of year – preferred	**75.0**	**$ 1,875**	17.0	$ 425	17.0	$ 425

[1] Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the *Bank Act*.

PREFERRED SHARES

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-YEAR RATE RESET PREFERRED SHARES, SERIES AC

Subsequent to year-end, on November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 0.6 million common shares were issued from the Bank's treasury with no discount and 4.0 million common shares were issued from the Bank's treasury with a 1% discount. In 2007, 1.2 million common shares were issued from the Bank's treasury with no discount under the dividend reinvestment plan.

NORMAL COURSE ISSUER BID

On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank's outstanding common shares as at December 13, 2006. This bid was completed in August, 2007 after the purchase of five million shares at a cost of $356 million. The Bank did not renew this bid.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either the Trust, Trust II or Trust III fails to pay semi-annual distributions in full to holders of their respective trust securities, TD CaTS, TD CaTS II and TD CaTS III. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 16 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's objectives include:

- Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return;
- Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers; and
- Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank's Total capital consists of two tiers of capital approved under OSFI's regulatory capital guidelines.

As at October 31, 2008, Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit) and 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios.

As at October 31, 2008, Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios and substantial investments.

For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. In addition, TD Banknorth and Commerce assets as at October 31, 2008 were used when calculating the Bank's regulatory capital position as at October 31, 2008.

During the year ended October 31, 2008, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the "International Convergence of Capital Measurement and Capital Standards – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. For the comparative period, the Bank complied with the capital adequacy requirements guidelines issued by OSFI based on the Basel I Capital Accord (Basel I). The Bank's regulatory capital position as at October 31, 2008 and 2007 was as follows:

(millions of Canadian dollars)	**2008[1] (Basel II)**	2007[1] (Basel I)
Tier 1 capital	**$ 20,679**	$ 15,645
Tier 1 capital ratio[2]	**9.8%**	10.3%
Total capital[3]	**$ 25,348**	$ 19,794
Total capital ratio[4]	**12.0%**	13.0%
Assets-to-capital multiple[5]	**19.3**	19.7

[1] The Bank's capital positions were calculated based on Basel II as at October 31, 2008 and Basel I as at October 31, 2007, and as a result may not provide comparable information.

[2] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).

[3] Total capital includes Tier 1 and Tier 2 capital.

[4] Total capital ratio is calculated as Total capital divided by RWA.

[5] The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 17 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.

The following table summarizes the Bank's accumulated other comprehensive income (loss), net of income taxes, as at October 31, 2008 and 2007.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

(millions of Canadian dollars)	**2008**	2007
Unrealized gain (loss) on available-for-sale securities, net of cash flow hedges	**$ (1,409)**	$ 369
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities[1]	**(1,633)**	(2,073)
Gains on derivatives designated as cash flow hedges	**1,393**	33
Accumulated other comprehensive income (loss) balance as at October 31	**$ (1,649)**	$ (1,671)

[1] The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the foreign exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October 31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.347 billion, with a corresponding increase in the Bank's net assets.

NOTE 18 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 4.4 million of these stock options remain unexercised, as at October 31, 2008.

STOCK OPTION PLAN

a) The Bank

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 9.2 million common shares have been reserved for future issuance (2007 – 11 million; 2006 – 12.5 million). The outstanding options expire on various dates to February 19, 2018. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares)	**2008**	**Weighted-average exercise price**	2007	Weighted-average exercise price	2006	Weighted-average exercise price
Number outstanding, beginning of year	**20.1**	**$ 45.02**	18.3	$ 41.18	19.9	$ 38.08
Conversion of TD Banknorth options to the Bank underlying	**–**	**–**	4.1	57.16	–	–
Conversion of Commerce options to the Bank underlying	**10.8**	**54.63**	–	–	–	–
Granted	**2.0**	**72.67**	1.5	67.42	1.9	59.95
Exercised	**(4.6)**	**41.31**	(3.8)	39.71	(3.4)	33.78
Forfeited/cancelled	**(0.8)**	**64.06**	–	54.46	(0.1)	43.38
Number outstanding, end of year	**27.5**	**$ 55.37**	20.1	$ 45.02	18.3	$ 41.18
Exercisable, end of year	**23.0**	**$ 53.27**	15.0	$ 40.87	12.9	$ 37.85

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2008.

Range of Exercise Prices

	Options outstanding			Options exercisable	
	Number outstanding (millions of shares)	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable (millions of shares)	Weighted-average exercise price
$17.78 – $31.91	0.7	0.69	$ 23.17	0.7	$ 23.17
$32.95 – $46.76	10.4	2.97	39.02	10.4	39.02
$47.17 – $60.02	4.3	3.57	54.16	2.9	53.15
$61.59 – $73.96	9.0	6.51	68.76	6.0	67.73
$74.50 – $86.19	3.1	9.10	80.06	3.0	80.06

Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The effect of the change in methodology was not material. The following assumptions were used: (i) risk-free interest rate of 3.80% (2007 – 3.90%; 2006 – 3.91%); (ii) expected option life of 5.5 years (2007 – 5.2 years; 2006 – 5.1 years); (iii) expected volatility of 15.9% (2007 – 19.5%; 2006 – 21.9%); and (iv) expected dividend yield of 2.85% (2007 – 2.92%; 2006 – 2.88%). During the year, 2.0 million (2007 – 1.5 million; 2006 – 1.9 million) options were granted with a weighted-average fair value of $10.80 per option (2007 – $11.46 per option; 2006 – $11.26 per option).

During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $22 million (2007 – $20 million; 2006 – $31 million) for the stock option awards granted.

b) TD Banknorth

As a result of the TD Banknorth privatization on April 20, 2007, 7.7 million TD Banknorth stock options were converted into 4.1 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.

TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.

As a result of the conversion, there are no longer any TD Banknorth stock options outstanding.

c) Commerce

As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS

a) The Bank

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the other major Canadian banks. The number of such share units under these plans as at October 31, 2008 is 9 million (2007 – 8 million; 2006 – 9 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2008, 2.3 million deferred share units were outstanding (2007 – 2.2 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2008, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $191 million (2007 – $125 million; 2006 – $129 million). The compensation expense recognized before the effects of hedges was $77 million (2007 – $202 million).

b) TD Banknorth

TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank's common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank's common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

The number of TD Banknorth share units under these plans as at October 31, 2008 was 0.5 million (2007 – 1.6 million; 2006 – 1.8 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $32 million (2007 – $37 million; 2006 – $19 million). The compensation expense recognized before the effects of hedges was $12 million (2007 – $46 million).

An employee stock purchase plan was available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan (formerly known as the Employee Savings Plan). The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank's common shares. The Bank matched 50% of the employee contribution amount. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2008, the Bank's contributions totalled $52 million (2007 – $49 million; 2006 – $41 million) and was expensed as part of salaries and employee benefits incurred. As at October 31, 2008, an aggregate of 7.4 million common shares were held under the Employee Ownership Plan (2007 – 6.5 million; 2006 – 6 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 19 EMPLOYEE FUTURE BENEFITS

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of plan membership. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded and non-funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank's assets and contributions.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank who meet minimum age and service requirements. Retirees are required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.

For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members (10 years for the principal pension plan) and the expected average remaining period to full eligibility for non-pension post-retirement benefits (9 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the principal pension plan and 16 years for the non-pension post-retirement plans). The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.

For the defined contribution plans, annual pension expense is equal to the Bank's contributions to the plan.

PENSION PLAN

The Bank's principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

The Bank's contributions to the principal pension plan during 2008 were $96 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2007. The next valuation date for funding purposes is at October 31, 2008.

To develop the assumption for the expected long-term return on plan assets for the Bank's principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75%.

The investments of the Bank's principal pension plan are managed utilizing a balanced approach with the primary objective of achieving an annualized real rate of return of 3% over rolling 10-year periods. The investment policy for the Bank's principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.

Investment Policy

Security	Acceptable range
Equity	35%–65%
Debt	30%–48%
Alternative investments	0%–15%
Cash equivalents	0%–4%

Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Alternative investments include hedge funds and private equities. Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the plan invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily determinable fair values.

The Bank's principal pension plan weighted average asset allocations as at July 31 by asset category are as follows:

Asset Allocation

Security	**2008**	2007	2006
Cash equivalents	**3%**	2%	3%
Debt	**32**	34	35
Equity	**57**	57	56
Alternative investments	**8**	7	6
Total	**100%**	100%	100%

For 2008 the Bank's principal pension plan's net assets included funded investments in the Bank and its affiliates which had a fair value of $9 million (2007 – $8 million; 2006 – $6 million).

The table below presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

Plan Benefit Obligations, Assets and Funded Status

(millions of Canadian dollars)	**2008**	2007	2006
Accumulated benefit obligation at end of period	**$ 1,995**	$ 1,852	$ 1,783
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**2,070**	1,979	1,978
Service cost – benefits earned	**78**	65	71
Interest cost on projected benefit obligation	**129**	112	105
Members' contributions	**36**	33	29
Benefits paid	**(110)**	(103)	(114)
Actuarial losses	**141**	–	–
Change in actuarial assumptions	**(149)**	(32)	(96)
Plan amendments	**6**	16	6
Projected benefit obligation at end of period	**2,201**	2,070	1,979
Change in plan assets			
Plan assets at fair value at beginning of period	**2,225**	2,015	1,907
Actual income on plan assets	**72**	83	67
Gain (loss) on disposal of investments	**(8)**	103	(113)
Members' contributions	**36**	33	29
Employer's contributions	**83**	83	60
Increase (decrease) in unrealized gains on investments	**(152)**	15	185
Benefits paid	**(110)**	(103)	(114)
General and administrative expenses	**(8)**	(4)	(6)
Plan assets at fair value at end of period	**2,138**	2,225	2,015
Excess (deficit) of plan assets over projected benefit obligation	**(63)**	155	36
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**414**	190	293
Unrecognized prior service costs	**64**	68	61
Employer's contributions in fourth quarter	**29**	15	14
Prepaid pension expense	**444**	428	404
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**78**	65	71
Interest cost on projected benefit obligation	**129**	112	105
Actual return on plan assets	**96**	(197)	(133)
Actuarial gains	**(8)**	(32)	(96)
Plan amendments	**6**	16	6
Difference between costs arising in the period and costs recognized in the period in respect of:			
Return on plan assets[1]	**(246)**	61	5
Actuarial losses[2]	**22**	41	118
Plan amendments[3]	**4**	(7)	2
Pension expense	**$ 81**	$ 59	$ 78
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation[4]	**5.68%**	5.50%	5.20%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[5]	**6.75**	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**6.30%**	5.60%	5.50%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[5]	**6.75**	6.75	6.75

[1] Includes expected long-term return on plan assets of $150 million (2007 – $136 million; 2006 – $128 million) less actual return on plan assets of $(96) million (2007 – $197 million; 2006 – $133 million).

[2] Includes loss recognized in fiscal 2008 of $14 million (2007 – $9 million; 2006 – $22 million) less actuarial gains on projected benefit obligation in the year of $(8) million (2007 – $(32) million; 2006 – $(96) million).

[3] Includes amortization of costs for plan amendments in fiscal 2008 of $10 million (2007 – $9 million; 2006 – $8 million) less actual cost of plan amendments in the year of $6 million (2007 – $16 million; 2006 – $6 million).

[4] The Bank's principal pension plan was re-measured on October 31, 2007 using a 5.70% discount rate, reflecting the actuarial valuation as at October 31, 2007.

[5] Net of fees and expenses.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

The following table presents the financial position of the defined benefit portion of the CT Plan. The pension plan assets and obligations are measured as at July 31.

CT Pension Plan Obligations and Assets

(millions of Canadian dollars)	**2008**	2007	2006
Projected benefit obligation at end of period	**$ 338**	$ 338	$ 343
Plan assets at fair value at end of period	**350**	357	358
Prepaid pension expense	**70**	75	77
Pension expense	**3**	5	5

TD Banknorth Retirement Plans

TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent employees. In addition, TD Banknorth and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Supplemental retirement plans have been adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.

The following table presents the financial position of the defined benefit portion of TD Banknorth's pension plan. The plan assets and obligations are measured as at September 30.

TD Banknorth Plan Obligations and Assets

(millions of Canadian dollars)	**2008**	2007	2006
Projected benefit obligation at end of period	**$ 311**	$ 338	$ 304
Plan assets at fair value at end of period	**418**	460	334
Prepaid pension expense	**123**	115	122
Pension expense	**(1)**	4	7

Commerce Retirement Plans

Commerce has a defined contribution 401(k) plan that allows all eligible employees to contribute a percentage of their pre-tax income to the plan. Under the plan, the Bank may match a percentage of the employees' contributions subject to a maximum limit. Subsequent to acquisition of Commerce by the Bank on March 31, 2008, the amount contributed to the plan by the Bank for fiscal year 2008 was $3.8 million, which was recognized as expense.

The defined contribution 401(k) plan includes an Employee Share Ownership Plan (ESOP) which owns 0.7 million of the Bank's common shares. No contributions to the ESOP were made by the Bank and the employees subsequent to the acquisition.

Supplemental Employee Retirement Plans

These plans are supplemental employee retirement plans which are partially funded for eligible employees.

The following table presents the financial position of the Bank's largest other retirement plans. The retirement plan assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2008**	2007	2006
Projected benefit obligation at end of period	**$ 329**	$ 342	$ 332
Plan assets at fair value at end of period	**2**	–	1
Accrued benefit liability	**292**	271	253
Pension expense	**32**	33	34

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank's principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations

(millions of Canadian dollars)	**2008**	2007	2006
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$ 396**	$ 374	$ 436
Service cost – benefits earned	**12**	11	12
Interest cost on projected benefit obligation	**23**	21	20
Plan amendments	**–**	–	(65)
Benefits paid	**(9)**	(8)	(8)
Actuarial gains	**(93)**	(2)	(21)
Projected benefit obligation at end of period	**329**	396	374
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**23**	120	128
Unamortized past service costs	**(48)**	(54)	(59)
Employer's contributions	**2**	3	2
Accrued benefit liability	**$ 352**	$ 327	$ 303
Annual expense			
Net non-pension post-retirement benefit expense includes the following components:			
Service cost – benefits earned	**$ 12**	$ 11	$ 12
Interest cost on projected benefit obligation	**23**	21	20
Actuarial gains	**(93)**	(2)	(21)
Plan amendments	**–**	–	(65)
Difference between costs arising in the period and costs recognized in the period in respect of:			
Actuarial losses[1]	**98**	8	29
Plan amendments[2]	**(6)**	(5)	59
Non-pension post-retirement benefit expense	**$ 34**	$ 33	$ 34
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**5.60%**	5.60%	5.30%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**6.30%**	5.60%	5.60%
Weighted average rate of compensation increase	**3.50**	3.50	3.50

[1] Includes loss recognized in fiscal 2008 of $5 million (2007 – $6 million; 2006 – $8 million) less actuarial gains on projected benefit obligation in the year of $(93) million (2007 – $(2) million; 2006 – $(21) million).

[2] Includes amortization of costs for plan amendments in fiscal 2008 of $(6) million (2007 – $(5) million; 2006 – $(6) million) less actual cost of plan amendments in the year of nil (2007 – nil; 2006 – $(65) million).

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 7.0%. The rate is assumed to decrease gradually to 3.9% by the year 2018 and remain at that level thereafter.

For 2008, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is an $8 million increase and a $6 million decrease, respectively, and on the benefit obligation, a $49 million increase and a $39 million decrease, respectively.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**2008**	2007
Other Assets		
Principal Pension Plan	**$ 444**	$ 428
CT Pension Defined Benefit Plan	**70**	75
TD Banknorth Defined Benefit Plan	**123**	115
Prepaid pension expense	**637**	618
Other Liabilities		
Non-Pension Post Retirement Benefit Plan	**352**	327
Supplemental Employee Retirement Plan	**292**	271
Other employee future benefits – net	**193**	179
Accrued benefit liability	**837**	777
Net amount recognized as at October 31	**$(200)**	$(159)

CASH FLOWS

The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Plan Contributions

(millions of Canadian dollars)	**2008**	2007	2006
Principal pension plan	**$ 96**	$ 84	$ 60
CT Defined Benefit Pension Plan	**(1)**	2	3
TD Banknorth Defined Benefit Pension Plan	**–**	48	33
Supplemental employee retirement plans	**11**	16	8
Non-pension post-retirement benefit plans	**9**	9	8
Total	**$ 115**	$ 159	$ 112

Estimated Contributions

In 2009, the Bank or its subsidiaries expect to contribute $235 million to the principal pension plan, nil to the CT Defined Benefit Pension Plan, nil to the TD Banknorth Defined Benefit Pension Plan, $13 million to the Bank's supplemental employee retirement plans and $13 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the Bank's principal pension plan are $118 million for 2009; $118 million for 2010; $119 million for 2011; $121 million for 2012; $123 million for 2013 and $651 million for 2014 to 2018.

Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $13 million for 2009; $14 million for 2010; $14 million for 2011; $15 million for 2012; $16 million for 2013 and $100 million for 2014 to 2018.

NOTE 20 TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, and certain loans that are held within a trading portfolio that are designated as trading under the fair value option are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income, trading income and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and loans designated as trading under the fair value option.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-related Income

(millions of Canadian dollars)	**2008**	2007	2006
Net interest income	**$ 379**	$ (55)	$ (65)
Trading securities and derivatives	**(794)**	591	797
Loans designated as trading under the fair value option	**(156)**	(38)	–
Total trading-related income	**$(571)**	$ 498	$ 732
By product			
Interest rate and credit portfolios	**$(663)**	$ 239	$ 362
Foreign exchange portfolios	**481**	312	306
Equity and other portfolios	**(233)**	(15)	64
Loans designated as trading under the fair value option	**(156)**	(38)	–
Total trading-related income	**$(571)**	$ 498	$ 732

NOTE 21 INSURANCE

The Bank is engaged in insurance business relating to property and casualty insurance, life and health insurance and reinsurance business.

Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertains to the unexpired term of the policies in force, are reported in other liabilities – other. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities – other. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

The effect of the change in actuarial assumptions on policy benefit liabilities was not material during the year.

(millions of Canadian dollars)	**2008**	2007	2006
Net earned premiums and fees	**$ 2,701**	$ 2,538	$ 2,329
Claims and related expenses, net of reinsurance	**1,774**	1,533	1,433
	$ 927	$ 1,005	$ 896

NOTE 22 RESTRUCTURING COSTS

COMMERCE RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken during 2008, the Bank incurred $48 million before-tax restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During 2008, the Bank also incurred integration charges of $63 million before tax. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA, N.A. (TD Bank USA) during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During 2007, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange Financial Services Corporation (Interchange) with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

As at October 31, 2008, the total unutilized balance of restructuring costs of $29 million (2007 – $29 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

Restructuring Costs

(millions of Canadian dollars)					**2008**	2007	2006
	Human resources	**Real estate**	**Technology**	**Other**	**Total**	Total	Total
Balance at beginning of year	**$ 16**	**$ 5**	**$ 6**	**$ 2**	**$ 29**	$ 27	$ 25
Restructuring costs arising during the year:							
Wholesale Banking	**–**	**–**	**–**	**–**	**–**	–	50
U.S. Personal and Commercial Banking	**20**	**23**	**–**	**5**	**48**	67	–
Amount utilized during the year:							
Wholesale Banking	**7**	**–**	**–**	**–**	**7**	10	48
U.S. Personal and Commercial Banking	**8**	**23**	**5**	**5**	**41**	55	–
Balance at end of year	**$ 21**	**$ 5**	**$ 1**	**$ 2**	**$ 29**	$ 29	$ 27

NOTE 23 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Benefit of) Income Taxes[1]

(millions of Canadian dollars)	2008	2007	2006
Provision for income taxes – Consolidated Statement of Income			
Current income taxes	**$ 429**	$ 974	$ 888
Future income taxes	**108**	(121)	(14)
	537	853	874
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**(1,092)**	980	209
Future income taxes	**(598)**	(78)	–
	(1,690)	902	209
Income taxes – other non-income related items including business combinations and other transition adjustments			
Current income taxes	**–**	(10)	10
Future income taxes	**(463)**	442	(3)
	(463)	432	7
Total provision for (benefit of) income taxes	**$(1,616)**	$ 2,187	$ 1,090
Current income taxes			
Federal	**$ (529)**	$ 1,120	$ 600
Provincial	**(237)**	598	339
Foreign	**103**	226	168
	(663)	1,944	1,107
Future income taxes			
Federal	**118**	(37)	(49)
Provincial	**57**	(13)	(26)
Foreign	**(1,128)**	293	58
	(953)	243	(17)
Total provision for (benefit of) income taxes	**$(1,616)**	$ 2,187	$ 1,090

[1] Certain prior period numbers have been restated to conform with the presentation adopted in the current period.

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars)	2008		2007		2006	
Income taxes at Canadian statutory income tax rate	**$ 1,342**	**32.7%**	$ 1,627	34.9%	$ 1,934	35.0%
Increase (decrease) resulting from:						
Dividends received	**(345)**	**(8.4)**	(423)	(9.1)	(234)	(4.2)
Rate differentials on international operations	**(457)**	**(11.1)**	(336)	(7.2)	(248)	(4.5)
Items related to dilution gains and losses	**–**	**–**	–	–	(582)	(10.5)
Future federal and provincial tax rate changes	**1**	**–**	12	0.3	10	0.2
Other – net	**(4)**	**(0.1)**	(27)	(0.6)	(6)	(0.2)
Provision for income taxes and effective income tax rate	**$ 537**	**13.1%**	$ 853	18.3%	$ 874	15.8%

The net future tax asset which is reported in other assets is composed of:

Net Future Income Tax Asset

(millions of Canadian dollars)	2008	2007
Future income tax assets		
Allowance for credit losses	**$ 503**	$ 210
Premises and equipment	**125**	332
Deferred income	**23**	11
Securities	**1,321**	53
Goodwill	**76**	63
Employee benefits	**431**	351
Loss carryforward	**580**	–
Other	**–**	207
Total future income tax assets	**3,059**	1,227
Valuation allowance	**(80)**	(19)
Future income tax assets	**2,979**	1,208
Future income tax liabilities		
Intangible assets	**(1,111)**	(738)
Employee benefits	**(140)**	(156)
Other	**(481)**	(20)
Future income tax liabilities	**(1,732)**	(914)
Net future income tax asset[1]	**$ 1,247**	$ 294

[1] Included in the October 31, 2008 net future income tax asset are future income tax assets (liabilities) of $193 million (2007 – $374 million) in Canada, $1,031 million (2007 – $(92) million) in the United States and $23 million (2007 – $12 million) in international jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $473 million as at October 31, 2008 (2007 – $428 million).

NOTE 24 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and diluted earnings per share as at October 31 are as follows:

Basic and Diluted Earnings per Share

	2008	2007	2006
Basic earnings per share			
Net income available to common shares ($ millions)	**$ 3,774**	$ 3,977	$ 4,581
Average number of common shares outstanding (millions)	**769.6**	718.6	716.8
Basic earnings per share ($)	**$ 4.90**	$ 5.53	$ 6.39
Diluted earnings per share			
Net income available to common shares ($ millions)	**$ 3,774**	$ 3,977	$ 4,581
Average number of common shares outstanding (millions)	**769.6**	718.6	716.8
Stock options potentially exercisable as determined under the treasury stock method[1] (millions)	**6.1**	6.9	6.2
Average number of common shares outstanding – diluted (millions)	**775.7**	725.5	723.0
Diluted earnings per share[1] ($)	**$ 4.87**	$ 5.48	$ 6.34

[1] For 2008, the computation of diluted earnings per share excluded weighted average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank's common shares. For 2007, the computation of diluted earnings per share excluded weighted average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank's common shares. For 2006, the computation of diluted earnings per share excluded weighted-average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank's common shares.

NOTE 25 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities held in the trading portfolio, certain securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only inputs from observable markets and accordingly give rise to an inception profit. The valuation methodology for a financial instrument can be classified as a valuation technique with significant observable market inputs when the instrument is traded in an active market where the price is observable and tradable. When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit is recognized when the asset or liability is first recognized.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which utilize observable market inputs. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs or transaction prices.

A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value

For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreement are considered to be equal to carrying value.

Securities

The methods used to determine the fair value are described in Note 2. The fair values of securities are based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using another valuation technique that maximizes the use of observable inputs.

Loans

The estimated fair value of loans reflects changes in market discount which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.

The fair value of over-the-counter trading derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the inputs become observable.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment after adjusting for the value of collateral.

For non-trading derivatives, the fair value is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on carrying value being the equivalent to the amount payable on the balance sheet date.

Subordinated Notes and Debentures

The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments. Also excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)	**2008**		2007	
	Carrying value	**Fair value**	Carrying value	Fair value
Financial assets				
Cash and due from banks	**$ 2,517**	**$ 2,517**	$ 1,790	$ 1,790
Interest-bearing deposits with banks	**15,429**	**15,429**	14,746	14,746
Securities				
Trading	**53,095**	**53,095**	77,637	77,637
Designated as trading under the fair value option	**6,402**	**6,402**	2,012	2,012
Available-for-sale	**75,121**	**75,407**	35,650	36,340
Held-to-maturity	**9,507**	**9,562**	7,737	7,680
Securities purchased under reverse repurchase agreements	**42,425**	**42,425**	27,648	27,648
Loans	**219,114**	**217,798**	174,680	174,760
Loans designated as trading under the fair value option	**510**	**510**	1,235	1,235
Customers' liability under acceptances	**11,040**	**11,040**	9,279	9,279
Derivatives	**83,548**	**83,548**	38,918	38,918
Other assets	**12,800**	**12,800**	10,541	10,541
Financial liabilities				
Trading deposits	**44,694**	**44,694**	45,348	45,348
Other deposits	**331,000**	**333,080**	231,045	230,812
Acceptances	**11,040**	**11,040**	9,279	9,279
Obligations related to securities sold short	**18,518**	**18,518**	24,195	24,195
Obligations related to securities sold under repurchase agreements	**18,654**	**18,654**	16,574	16,574
Derivatives	**74,473**	**74,473**	41,621	41,621
Subordinated notes and debentures	**12,436**	**11,609**	9,449	9,396
Liabilities for preferred shares and capital trust securities	**1,444**	**1,472**	1,449	1,517
Other liabilities	**14,085**	**14,085**	18,012	18,012

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes in place. The valuations are also validated by past experience and through the actual cash settlement of contracts.

The Bank defers all inception profit on financial instruments where fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation. The difference between the fair value at initial recognition represented by transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2008 relating to these financial instruments was $304 million (2007: $62 million), which is before the impact of hedges and includes changes in both the observable and non-observable inputs.

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $556 million (2007: $68 million) to an increase in the fair value by $554 million (2007: $82 million) (before changes in valuation adjustments).

The following table summarizes the aggregate profit not recognized at inception due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs:

(millions of Canadian dollars)	**2008**	2007
Balance at beginning of year	**$ 85**	$ 102
New transactions	**8**	8
Recognized in the income statement during the period	**(12)**	(25)
Balance at end of year	**$ 81**	$ 85

NOTE 26 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars)

2008	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	**$ 0.3**	**$ 14.6**	**$ 0.7**	**$ 15.6**	**$ 0.2**	**$ 0.0**	**$ 2.1**	**$ 17.9**
Effective yield		***1.9%***	***3.2%***		***5.5%***	***–%***		
Trading securities	**$ 0.7**	**$ 6.1**	**$ 3.8**	**$ 10.6**	**$ 7.4**	**$ 9.1**	**$ 26.0**	**$ 53.1**
Effective yield		***2.3%***	***4.1%***		***3.8%***	***6.0%***		
Securities designated as trading under the fair value option	**$ –**	**$ 0.4**	**$ 0.5**	**$ 0.9**	**$ 5.4**	**$ 0.1**	**$ –**	**$ 6.4**
Effective yield		***2.1%***	***4.3%***		***5.0%***	***4.9%***		
Available-for-sale	**$ 0.2**	**$ 15.6**	**$ 11.4**	**$ 27.2**	**$ 35.0**	**$ 10.0**	**$ 2.9**	**$ 75.1**
Effective yield		***3.2%***	***4.0%***		***5.4%***	***6.2%***		
Held-to-maturity	**$ –**	**$ 1.4**	**$ 2.0**	**$ 3.4**	**$ 6.0**	**$ 0.1**	**$ –**	**$ 9.5**
Effective yield		***2.8%***	***3.6%***		***4.0%***	***5.5%***		
Securities purchased under reverse repurchase agreements	**$ 4.1**	**$ 29.4**	**$ 4.0**	**$ 37.5**	**$ –**	**$ 2.0**	**$ 2.9**	**$ 42.4**
Effective yield		***2.2%***	***3.4%***		***–%***	***5.5%***		
Loans	**$ 5.9**	**$ 125.6**	**$ 22.6**	**$ 154.1**	**$ 48.5**	**$ 8.7**	**$ 7.8**	**$ 219.1**
Effective yield		***5.3%***	***5.9%***		***6.1%***	***6.1%***		
Loans designated as trading under the fair value option	**$ –**	**$ 0.5**	**$ –**	**$ 0.5**	**$ –**	**$ –**	**$ –**	**$ 0.5**
Effective yield		***5.7%***	***–%***		***–%***	***–%***		
Other	**$ 94.6**	**$ –**	**$ –**	**$ 94.6**	**$ –**	**$ –**	**$ 44.6**	**$ 139.2**
Total assets	**$ 105.8**	**$ 193.6**	**$ 45.0**	**$ 344.4**	**$ 102.5**	**$ 30.0**	**$ 86.3**	**$ 563.2**
Liabilities and shareholders' equity								
Trading deposits	**$ –**	**$ 28.1**	**$ 15.0**	**$ 43.1**	**$ 0.1**	**$ 0.4**	**$ 1.1**	**$ 44.7**
Effective yield		***2.7%***	***3.1%***		***3.6%***	***3.7%***		
Other deposits	**$ 79.0**	**$ 83.0**	**$ 39.2**	**$ 201.2**	**$ 40.9**	**$ 3.1**	**$ 85.8**	**$ 331.0**
Effective yield		***2.4%***	***3.2%***		***3.7%***	***5.3%***		
Obligations related to securities sold short	**$ 18.5**	**$ –**	**$ –**	**$ 18.5**	**$ –**	**$ –**	**$ –**	**$ 18.5**
Obligations related to securities sold under repurchase agreements	**$ 3.0**	**$ 14.4**	**$ 0.6**	**$ 18.0**	**$ –**	**$ –**	**$ 0.7**	**$ 18.7**
Effective yield		***2.5%***	***4.5%***		***–%***	***–%***		
Subordinated notes and debentures	**$ –**	**$ 0.1**	**$ –**	**$ 0.1**	**$ 0.4**	**$ 11.9**	**$ –**	**$ 12.4**
Effective yield		***2.8%***	***–%***		***7.3%***	***5.3%***		
Other	**$ 85.4**	**$ –**	**$ –**	**$ 85.4**	**$ 1.5**	**$ –**	**$ 19.3**	**$ 106.2**
Shareholders' equity	**$ –**	**$ –**	**$ –**	**$ –**	**$ 1.6**	**$ 0.3**	**$ 29.8**	**$ 31.7**
Total liabilities and shareholders' equity	**$ 185.9**	**$ 125.6**	**$ 54.8**	**$ 366.3**	**$ 44.5**	**$ 15.7**	**$ 136.7**	**$ 563.2**
Net position	**$ (80.1)**	**$ 68.0**	**$ (9.8)**	**$ (21.9)**	**$ 58.0**	**$ 14.3**	**$ (50.4)**	**$ –**

Interest Rate Risk by Currency

(billions of Canadian dollars)

2008	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency	**$(77.8)**	**$ 80.7**	**$ 0.1**	**$ 3.0**	**$ 31.5**	**$ 1.9**	**$(59.9)**	**$(23.5)**
Foreign currency	**(2.3)**	**(12.7)**	**(9.9)**	**(24.9)**	**26.5**	**12.4**	**9.5**	**23.5**
Net position	**$(80.1)**	**$ 68.0**	**$(9.8)**	**$(21.9)**	**$ 58.0**	**$ 14.3**	**$(50.4)**	**$ –**

Interest Rate Risk

(billions of Canadian dollars)

2007	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$ 71.3	$ 109.9	$ 42.4	$ 223.6	$ 95.4	$ 25.3	$ 77.8	$ 422.1
Total liabilities and shareholders' equity	134.4	96.2	54.2	284.8	22.6	10.7	104.0	422.1
Net position	$ (63.1)	$ 13.7	$(11.8)	$ (61.2)	$ 72.8	$ 14.6	$ (26.2)	$ –

NOTE 27 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risk related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES

When derivatives are held for risk management purposes and when the transactions meet the requirements of Section 3865, Hedges, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.

If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized, in which case it is released to the Consolidated Statement of Income immediately.

Cash Flow Hedges

The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.

Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES

The majority of the Bank's derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.

Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.

The Bank issues certain loan commitments to customers at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. Loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet in deposits. The fair value of these embedded derivatives was not material and is excluded from the following table.

Fair Value of Derivative Financial Instruments

(millions of Canadian dollars)				2008		2007
	Average fair value for the year[1]		Year-end fair value		Year-end fair value	
	Positive	**Negative**	**Positive**	**Negative**	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Futures	**$ 6**	**$ 17**	**$ 1**	**$ 18**	$ –	$ 4
Forward rate agreements	**34**	**26**	**91**	**77**	12	7
Swaps	**12,899**	**13,980**	**17,144**	**17,953**	7,935	9,138
Options written	**–**	**854**	**1**	**1,003**	–	621
Options purchased	**824**	**–**	**942**	**–**	603	–
Total interest rate contracts	**13,763**	**14,877**	**18,179**	**19,051**	8,550	9,770
Foreign exchange contracts						
Forward contracts	**5,982**	**5,621**	**21,518**	**16,996**	6,777	7,361
Swaps	**3,119**	**676**	**2,513**	**876**	3,923	840
Cross-currency interest rate swaps	**9,598**	**10,069**	**18,452**	**18,284**	10,811	12,913
Options written	**–**	**653**	**–**	**1,436**	–	919
Options purchased	**624**	**–**	**1,408**	**–**	845	–
Total foreign exchange contracts	**19,323**	**17,019**	**43,891**	**37,592**	22,356	22,033
Credit derivatives						
Credit default swaps – Protection purchased	**4,731**	**408**	**8,658**	**220**	804	596
Credit default swaps – Protection sold	**314**	**4,905**	**170**	**9,047**	458	763
Other	**107**	**90**	**40**	**14**	174	166
Total credit derivative contracts	**5,152**	**5,403**	**8,868**	**9,281**	1,436	1,525
Other contracts						
Equity contracts	**2,431**	**2,973**	**3,872**	**2,523**	2,837	4,904
Commodity contracts	**1,308**	**1,192**	**997**	**1,115**	873	796
Fair value – trading	**41,977**	**41,464**	**75,807**	**69,562**	36,052	39,028
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements	**–**	**1**	**–**	**–**	–	–
Swaps	**1,727**	**1,383**	**3,623**	**2,709**	841	618
Options written	**–**	**5**	**–**	**–**	–	–
Options purchased	**95**	**–**	**273**	**–**	15	–
Total interest rate contracts	**1,822**	**1,389**	**3,896**	**2,709**	856	618
Foreign exchange contracts						
Forward contracts	**376**	**1,186**	**1,166**	**881**	1,082	1,923
Cross-currency interest rate swaps	**216**	**226**	**1,382**	**1,209**	–	34
Options written	**–**	**10**	**–**	**–**	–	–
Options purchased	**20**	**–**	**–**	**–**	16	–
Total foreign exchange contracts	**612**	**1,422**	**2,548**	**2,090**	1,098	1,957
Credit derivatives						
Credit default swaps – Protection purchased	**473**	**16**	**928**	**15**	18	17
Credit default swaps – Protection sold	**–**	**3**	**–**	**6**	–	1
Total credit derivative contracts	**473**	**19**	**928**	**21**	18	18
Equity contracts	**611**	**35**	**369**	**91**	894	–
Fair value – non-trading	**3,518**	**2,865**	**7,741**	**4,911**	2,866	2,593
Total fair value	**$ 45,495**	**$ 44,329**	**$ 83,548**	**$ 74,473**	$ 38,918	$ 41,621

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2007 was: Positive $31,066 million and negative $31,750 million. Averages are calculated on a monthly basis.

Over-the-counter and Exchange-traded Derivative Financial Instruments

(billions of Canadian dollars)

	2008					2007
	Trading					
Notional principal	**Over-the-counter**	**Exchange traded**	**Total trading**	**Total non-trading**	**Total**	Total
Interest rate contracts						
Futures	**$ –**	**$ 127.6**	**$ 127.6**	**$ –**	**$ 127.6**	$ 213.8
Forward rate agreements	**87.6**	**–**	**87.6**	**3.0**	**90.6**	46.3
Swaps	**1,138.4**	**–**	**1,138.4**	**184.1**	**1,322.5**	1,030.1
Options written	**47.3**	**10.2**	**57.5**	**–**	**57.5**	99.8
Options purchased	**43.5**	**11.4**	**54.9**	**28.4**	**83.3**	111.0
Total interest rate contracts	**1,316.8**	**149.2**	**1,466.0**	**215.5**	**1,681.5**	1,501.0
Foreign exchange contracts						
Futures	**–**	**2.6**	**2.6**	**–**	**2.6**	1.2
Forward contracts	**397.7**	**–**	**397.7**	**32.0**	**429.7**	279.6
Swaps	**20.8**	**–**	**20.8**	**–**	**20.8**	14.4
Cross-currency interest rate swaps	**263.8**	**–**	**263.8**	**19.7**	**283.5**	199.0
Options written	**30.8**	**–**	**30.8**	**–**	**30.8**	26.8
Options purchased	**26.5**	**–**	**26.5**	**–**	**26.5**	26.2
Total foreign exchange contracts	**739.6**	**2.6**	**742.2**	**51.7**	**793.9**	547.2
Credit derivatives						
Credit default swaps – Protection purchased	**113.7**	**–**	**113.7**	**10.5**	**124.2**	108.9
Credit default swaps – Protection sold	**105.8**	**–**	**105.8**	**0.1**	**105.9**	86.5
Other	**0.2**	**–**	**0.2**	**–**	**0.2**	1.4
Total credit derivative contracts	**219.7**	**–**	**219.7**	**10.6**	**230.3**	196.8
Other contracts						
Equity contracts	**51.8**	**13.8**	**65.6**	**6.5**	**72.1**	103.0
Commodity contracts	**13.8**	**3.0**	**16.8**	**–**	**16.8**	12.7
Total	**$ 2,341.7**	**$ 168.6**	**$ 2,510.3**	**$ 284.3**	**$ 2,794.6**	$ 2,360.7

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)

	2008						2007
	Remaining term to maturity						
Notional principal	**Within 1 year**	**Over 1 year to 3 years**	**Over 3 years to 5 years**	**Over 5 years to 10 years**	**Over 10 years**	**Total**	Total
Interest rate contracts							
Futures	**$ 89.6**	**$ 37.3**	**$ 0.5**	**$ –**	**$ 0.2**	**$ 127.6**	$ 213.8
Forward rate agreements	**88.0**	**2.5**	**0.1**	**–**	**–**	**90.6**	46.3
Swaps	**498.0**	**331.2**	**245.0**	**181.5**	**66.8**	**1,322.5**	1,030.1
Options written	**37.6**	**9.5**	**4.2**	**5.0**	**1.2**	**57.5**	99.8
Options purchased	**44.4**	**26.6**	**3.3**	**6.0**	**3.0**	**83.3**	111.0
Total interest rate contracts	**757.6**	**407.1**	**253.1**	**192.5**	**71.2**	**1,681.5**	1,501.0
Foreign exchange contracts							
Futures	**2.6**	**–**	**–**	**–**	**–**	**2.6**	1.2
Forward contracts	**382.1**	**37.4**	**10.0**	**0.2**	**–**	**429.7**	279.6
Swaps	**1.6**	**7.0**	**3.3**	**6.1**	**2.8**	**20.8**	14.4
Cross-currency interest rate swaps	**71.8**	**82.1**	**46.5**	**60.3**	**22.8**	**283.5**	199.0
Options written	**27.0**	**3.6**	**0.1**	**0.1**	**–**	**30.8**	26.8
Options purchased	**23.4**	**2.9**	**0.1**	**0.1**	**–**	**26.5**	26.2
Total foreign exchange contracts	**508.5**	**133.0**	**60.0**	**66.8**	**25.6**	**793.9**	547.2
Credit derivatives							
Credit default swaps – Protection purchased	**9.6**	**30.4**	**46.7**	**37.1**	**0.4**	**124.2**	108.9
Credit default swaps – Protection sold	**5.4**	**20.7**	**54.7**	**24.8**	**0.3**	**105.9**	86.5
Other	**–**	**–**	**0.1**	**–**	**0.1**	**0.2**	1.4
Total credit derivative contracts	**15.0**	**51.1**	**101.5**	**61.9**	**0.8**	**230.3**	196.8
Other contracts							
Equity contracts	**57.2**	**11.5**	**3.2**	**0.2**	**–**	**72.1**	103.0
Commodity contracts	**12.3**	**4.3**	**0.2**	**–**	**–**	**16.8**	12.7
Total	**$ 1,350.6**	**$ 607.0**	**$ 418.0**	**$ 321.4**	**$ 97.6**	**$ 2,794.6**	$ 2,360.7

DERIVATIVE-RELATED RISKS

Market Risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The Treasury Credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. In the table entitled "Credit Exposure of Derivative Financial Instruments", below, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)			**2008**			2007
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighed amount[2]**	Current replacement cost[1]	Credit equivalent amount	Risk-weighed amount[3]
Interest rate contracts						
Forward rate agreements	**$ 91**	**$ 104**	**$ 15**	$ 13	$ 22	$ 5
Swaps	**20,727**	**27,751**	**10,133**	8,899	14,269	3,203
Options purchased	**1,198**	**1,483**	**711**	607	901	230
Total interest rate contracts	**22,016**	**29,338**	**10,859**	9,519	15,192	3,438
Foreign exchange contracts						
Forward contracts	**22,783**	**28,988**	**4,601**	7,758	12,001	2,777
Swaps	**2,414**	**3,705**	**1,262**	3,923	4,773	1,265
Cross-currency interest rate swaps	**19,835**	**33,212**	**8,689**	10,799	20,412	4,075
Options purchased	**1,408**	**1,799**	**366**	856	1,247	274
Total foreign exchange contracts	**46,440**	**67,704**	**14,918**	23,336	38,433	8,391
Other contracts						
Credit derivatives	**8,869**	**17,741**	**6,238**	1,568	12,141	2,528
Equity contracts	**3,725**	**6,871**	**928**	3,145	7,151	2,156
Commodity contracts	**835**	**1,937**	**599**	849	1,817	690
Total derivative financial instruments	**81,885**	**123,591**	**33,542**	38,417	74,734	17,203
Less: impact of master netting agreements	**60,572**	**79,854**	**23,269**	23,891	40,209	8,527
Total derivative financial instruments after netting	**21,313**	**43,737**	**10,273**	14,526	34,525	8,676
Less: impact of collateral	**8,499**	**9,544**	**2,115**	3,919	4,120	1,102
Total	**$ 12,814**	**$ 34,193**	**$ 8,158**	$ 10,607	$ 30,405	$ 7,574

[1] Exchange traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. In 2007, foreign exchange contracts with an original maturity of 14 days or less, were also excluded in accordance with the Basel I methodology. The total positive fair value of the excluded contracts as at October 31, 2008 was $1,663 million (2007 – $501 million).

[2] Based on Basel II methodology.

[3] Based on Basel I methodology.

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]			Total
By sector	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Financial	**$ 51,835**	$ 19,337	**$ 512**	$ 121	**$ 23,010**	$ 12,148	**$ 75,357**	$ 31,606
Government	**2,030**	3,133	**–**	–	**340**	170	**2,370**	3,303
Other	**3,124**	2,399	**190**	155	**844**	954	**4,158**	3,508
Current replacement cost	**$ 56,989**	$ 24,869	**$ 702**	$ 276	**$ 24,194**	$ 13,272	**$ 81,885**	$ 38,417
Less: impact of master netting agreements and collateral							**$ 69,071**	$ 27,810
Total							**$ 12,814**	$ 10,607

By location of risk[2]	**2008**	2007	**2008 % mix**	2007 % mix
Canada	**$ 4,310**	$ 5,763	**33.6**	54.4
United States	**2,868**	1,657	**22.4**	15.6
Other international				
United Kingdom	**558**	1,163	**4.4**	11.0
Europe – other	**4,197**	1,331	**32.7**	12.5
Other	**881**	693	**6.9**	6.5
Total other international	**5,636**	3,187	**44.0**	30.0
Total current replacement cost	**$ 12,814**	$ 10,607	**100.0**	100.0

[1] Based on geographic location of unit responsible for recording revenue.

[2] After impact of master netting agreements and collateral.

Hedge accounting results for derivatives designated in hedging relationships were as follows:

Hedge Accounting Results

(millions of Canadian dollars)	**2008**	2007
Fair value hedges		
Gain (loss) arising from hedge ineffectiveness	**$ 9.4**	$(1.1)
Cash flow hedges		
Gain arising from hedge ineffectiveness	**$ 1.4**	$ 3.3

Portions of derivative gains (losses) are excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Consolidated Statement of Income. The effect of this exclusion was not significant for the years ended October 31, 2008 and October 31, 2007.

During the years ended October 31, 2008 and October 31, 2007, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Over the next 12 months, the Bank expects an estimated $787 million ($8 million as at October 31, 2007) in net gains reported in other comprehensive income as at October 31, 2008 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 23 years. During the year ended October 31, 2008, there were no instances where forecasted transactions failed to occur.

NOTE 28 CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC v. Scientific-Atlanta, Inc.* During the fourth quarter, the Bank recorded a pre-tax positive adjustment of $477 million (US$396 million), reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $20 million (US$17 million) of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank's Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. As discussed in Note 6, in 2007, the Bank amended the terms of the liquidity facilities it offers to its securitization trusts.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	**2008**	2007
Financial and performance standby letters of credit	**$ 11,882**	$ 7,097
Documentary and commercial letters of credit	**483**	586
Commitments to extend credit[1]:		
Original term to maturity of one year or less	**32,706**	39,767
Original term to maturity of more than one year	**35,664**	23,862
Total	**$ 80,735**	$ 71,312

[1] Commitments to extend credit excludes personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

Other Commitments

In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank's Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum expense commitments for ABMs will be $70 million for 2009, $70 million for 2010 and $54 million for 2011.

During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2008, the Bank incurred $162 million and the remaining obligation is projected to be $169 million for 2009 and $153 million for 2010.

In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank's contact centre technology infrastructure. The Bank's obligation under the agreement is projected to be $30 million for 2009, $30 million for 2010, $30 million for 2011 and $25 million for 2012.

The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank's cumulative obligation under these agreements is projected to be $82 million for 2009 and $71 million for 2010 and $4 million for 2011.

In addition, the Bank is committed to fund $563 million of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $449 million for 2009; $418 million for 2010; $373 million for 2011; $315 million for 2012; $287 million for 2013 and $1,482 million for 2014 and thereafter.

Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $15 million for 2009; $14 million for 2010; $26 million for 2011; $1 million for 2012; $2 million for 2013.

The premises and equipment net rental expense charged to net income for the year ended October 31, 2008 was $679 million (2007 – $582 million, 2006 – $571 million).

Pledged Assets and Repurchase Agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2008, securities and other assets with a carrying value of $41 billion (2007 – $36 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2008, assets with a carrying value of $5 billion (2007 – $5 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2008 amounted to $10 billion (2007 – $15 billion).

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value with no subsequent remeasurement of fair value unless they qualify as derivatives, in which case, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse

In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally the term of these credit facilities do not exceed 17 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2008 is $109 billion (2007 – $154 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	**2008**	2007
Financial and performance standby letters of credit	**$ 11,627**	$ 7,097
Assets sold with recourse	**507**	555
Credit enhancements and other	**254**	502
Total	**$ 12,388**	$ 8,154

NOTE 29 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars)	Loans and customers' liabilities under acceptance[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2008	2007	**2008**	2007	**2008**	2007
Canada	**73%**	82%	**64%**	76%	**24%**	34%
United States	**25**	16	**27**	19	**23**	21
United Kingdom	**1**	1	**1**	1	**14**	12
Europe – other	**–**	–	**4**	2	**34**	26
Other international	**1**	1	**4**	2	**5**	7
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$ 230,664	$ 185,194	**$ 80,735**	$ 71,312	**$ 81,885**	$ 38,417

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equaled or exceeded 5% of the total concentration as at October 31, 2008 was: Real estate 11% (2007 – 8%).

[2] As at October 31, 2008, the Bank had commitments and contingent liability contracts in the amount of $80,735 million (2007 – $71,312 million). Included are commitments to extend credit totalling $68,370 million (2007 – $63,629 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows as at October 31, 2008: Financial institutions 39% (2007 – 45%); real estate residential 6% (2007 – 9%) and oil and gas 8% (2007 – 7%); power and utilities 5% (2007 – 5%), telecommunications and cable 6% (2007 – 2%), other 6% (2007 – 3%).

[4] As at October 31, 2008, the current replacement cost of derivative financial instruments amounted to $81,885 million (2007 – $38,417 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5] The largest concentration by counterparty type was with financial institutions, which accounted for 92% of the total (2007 – 82%). The second largest concentration was with governments, which accounted for 3% of the total (2007 – 9%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	**2008**	2007
Cash and due from banks	**$ 1,543**	$ 1,462
Interest-bearing deposits with banks	**15,429**	14,746
Securities[1]		
Trading		
Government and government-insured securities	**13,547**	8,965
Other debt securities	**16,862**	31,430
Designated as trading under fair value option		
Government and government-insured securities	**6,102**	1,690
Other debt securities	**289**	223
Available-for-sale		
Government and government-insured securities	**39,440**	26,177
Other debt securities	**32,380**	5,346
Held-to-maturity		
Government and government-insured securities	**226**	267
Other debt securities	**9,281**	7,470
Securities purchased under reverse repurchase agreements	**42,425**	27,648
Loans		
Residential mortgages	**62,961**	58,463
Consumer installment and other personal loans	**79,224**	67,198
Credit card loans	**7,115**	5,464
Business and government loans	**69,814**	43,555
Business and government loans designated as trading under the fair value option	**510**	1,235
Customers' liability under acceptances	**11,040**	9,279
Derivatives[2]	**123,591**	74,734
Other assets	**12,758**	10,499
Total assets	**544,537**	395,851
Credit instruments[3]	**80,735**	71,312
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**109,986**	99,352
Total credit exposure	**$ 735,258**	$ 566,515

[1] Excludes equity securities.

[2] The gross maximum credit exposure for derivatives is based on the credit equivalent amount (see Note 27).

[3] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above (see Note 28).

CREDIT QUALITY OF FINANCIAL ASSETS

The following table provides the on- and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized approach to credit risk. Under the Standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to our U.S. Personal and Commercial Banking portfolio. Refer to page 69 of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-weights

(millions of Canadian dollars)							October 31, 2008
	0%	20%	35%	75%	100%	150%	Total
Loans							
Residential mortgages	$ 48	$ –	$ 3,539	$ 1,193	$ 36	$ 1	$ 4,817
Consumer installment and other personal	19	–	2,510	13,632	4	20	16,185
Credit card	–	–	–	727	–	12	739
Business and government	391	488	–	960	33,758	170	35,767
Total loans	458	488	6,049	16,512	33,798	203	57,508
Securities – held-to-maturity	–	–	–	–	33	–	33
Securities purchased under reverse repurchase agreement	4,801	958	–	–	–	–	5,759
Customers' liability under acceptances	–	–	–	–	6	–	6
Other assets[1]	43	1,201	–	–	–	–	1,244
Total assets	5,302	2,647	6,049	16,512	33,837	203	64,550
Off-balance sheet credit instruments	28	107	11	294	8,474	–	8,914
Total	$ 5,330	$ 2,754	$ 6,060	$ 16,806	$ 42,311	$ 203	$ 73,464

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on- and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to pages 69 to 70 of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-retail Financial Assets Subject to the AIRB Approach by Risk Rating

(millions of Canadian dollars)					October 31, 2008
	Investment grade	Non-investment grade	Watch and classified	Impaired/ default	Total
Loans					
Residential mortgages	$ 42,767	$ 1,937	$ 13	$ 5	$ 44,722
Consumer installment and other personal	22,939	320	–	–	23,259
Business and government	13,790	14,850	745	229	29,614
Total loans	79,496	17,107	758	234	97,595
Securities – held-to-maturity	8,904	360	–	–	9,264
Securities purchased under reverse repurchase agreement	32,487	4,179	–	–	36,666
Customers' liability under acceptances	6,106	4,738	190	–	11,034
Other assets[1]	13,138	186	–	25	13,349
Total assets	140,131	26,570	948	259	167,908
Off-balance sheet credit instruments	50,153	8,683	151	27	59,014
Total	$ 190,284	$ 35,253	$ 1,099	$ 286	$ 226,922

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)						October 31, 2008
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans						
Residential mortgages	**$ 4,202**	**$ 6,177**	**$ 2,703**	**$ 332**	**$ 50**	**$ 13,464**
Consumer installment and other personal	**7,348**	**20,263**	**9,219**	**3,170**	**166**	**40,166**
Credit card	**637**	**1,797**	**2,303**	**1,855**	**56**	**6,648**
Business and government	**137**	**1,586**	**2,096**	**1,364**	**86**	**5,269**
Total loans	**12,324**	**29,823**	**16,321**	**6,721**	**358**	**65,547**
Total assets	**12,324**	**29,823**	**16,321**	**6,721**	**358**	**65,547**
Off-balance sheet credit instruments	**19,796**	**15,762**	**5,902**	**1,586**	**6**	**43,052**
Total	**$ 32,120**	**$ 45,585**	**$ 22,223**	**$ 8,307**	**$ 364**	**$108,599**

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities, which are carried at fair value on the balance sheet.

NOTE 30 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, including TD Banknorth and Commerce (introduced common brand as TD Bank, America's Most Convenient Bank), and Wholesale Banking.

The Canadian Personal and Commercial Banking segment comprises the Bank's personal and business banking in Canada as well as the Bank's global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.

Net interest income within the Wholesale Banking segment is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment.

As noted in Note 4, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking segment in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking segment's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As noted in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars)

2008	Canadian Personal and Commercial Banking[1]	Wealth Management[1]	U.S. Personal and Commercial Banking[2,3]	Wholesale Banking[4]	Corporate[4]	Total
Net interest income	**$ 5,790**	**$ 347**	**$ 2,144**	**$ 1,318**	**$ (1,067)**	**$ 8,532**
Other income	**3,036**	**1,981**	**853**	**(68)**	**335**	**6,137**
Provision for (reversal of) credit losses	**766**	**–**	**226**	**106**	**(35)**	**1,063**
Non-interest expenses	**4,522**	**1,615**	**1,791**	**1,199**	**375**	**9,502**
Income before income taxes	**3,538**	**713**	**980**	**(55)**	**(1,072)**	**4,104**
Provision for (benefit of) income taxes	**1,114**	**233**	**258**	**(120)**	**(948)**	**537**
Non-controlling interests	**–**	**–**	**–**	**–**	**43**	**43**
Equity in net income of an associated company, net of tax	**–**	**289**	**–**	**–**	**20**	**309**
Net income (loss)	**$ 2,424**	**$ 769**	**$ 722**	**$ 65**	**$ (147)**	**$ 3,833**
Total assets						
– balance sheet	**$172,389**	**$15,399**	**$126,996**	**$215,013**	**$33,417**	**$563,214**
– securitized	**42,817**	**–**	**–**	**3,022**	**(13,259)**	**32,580**
2007						
Net interest income	$ 5,401	$ 318	$ 1,365	$ 875	$ (1,035)	$ 6,924
Other income	2,848	1,995	583	1,619	312	7,357
Provision for (reversal of) credit losses	608	–	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (benefit of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests	–	–	91	–	4	95
Equity in net income of an associated company, net of tax	–	261	–	–	23	284
Net income (loss)	$ 2,253	$ 762	$ 320	$ 824	$ (162)	$ 3,997
Total assets						
– balance sheet	$152,100	$14,900	$ 58,800	$177,200	$19,124	$422,124
– securitized	44,608	–	–	–	(16,292)	28,316
2006						
Net interest income	$ 4,879	$ 377	$ 1,290	$ 479	$ (654)	$ 6,371
Other income	2,573	1,883	490	1,792	83	6,821
Provision for (reversal of) credit losses	413	–	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	–	–	–	–	1,559	1,559
Income before income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests	–	–	195	–	(11)	184
Equity in net income of an associated company, net of tax	–	147	–	–	(13)	134
Net income	$ 1,966	$ 590	$ 236	$ 629	$ 1,182	$ 4,603
Total assets						
– balance sheet	$138,700	$13,600	$ 43,500	$163,900	$33,214	$392,914
– securitized	43,304	–	–	–	(15,241)	28,063

[1] Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

[2] Commencing May 1, 2007, the results of TD Bank USA, (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been reclassified as the impact was not material.

[3] Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 31.

[4] The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars) 2008	Total revenue	Income before provision for income taxes, non-controlling interests, net of tax & equity in net income of associated company	Net income	Total assets
Canada	**$ 10,770**	**$ 3,186**	**$ 2,486**	**$ 352,418**
United States	**2,925**	**216**	**487**	**154,418**
Other international	**974**	**702**	**860**	**56,378**
Total	**$ 14,669**	**$ 4,104**	**$ 3,833**	**$ 563,214**
2007				
Canada	$ 10,619	$ 2,992	$ 2,314	$ 275,931
United States	2,370	648	710	79,951
Other international	1,292	1,021	973	66,242
Total	$ 14,281	$ 4,661	$ 3,997	$ 422,124
2006				
Canada	$ 9,721	$ 2,423	$ 1,802	$ 255,317
United States	2,564	2,538	2,182	83,059
Other international	907	566	619	54,538
Total	$ 13,192	$ 5,527	$ 4,603	$ 392,914

NOTE 31 ACQUISITIONS, DISPOSITIONS AND OTHER

(a) Commerce Bancorp, Inc.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank's common shares over the 2 day period before and after the terms of the acquisition were agreed to and announced. The acquisition was accounted for by the purchase method. The results of Commerce from the acquisition date to September 30, 2008 have been consolidated with the Bank's results for the year ended October 31, 2008 on a one month lag basis. This is in the normal course of the Bank's financial reporting. Commerce is reported in the U.S. Personal and Commercial Banking segment.

The following table presents the estimated fair values of the assets and liabilities of Commerce as of the date of acquisition.

During the period from the acquisition date to September 30, 2008, goodwill increased by $216 million to $6,330 million, primarily due to the reallocation of the intangibles, net of related future income tax liabilities, as a result of the decision to no longer use the Commerce brand name. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Fair Value of Assets Acquired

(millions of Canadian dollars)	
Cash and cash equivalents	$ 408
Securities	25,154
Loans	18,031
Intangibles	
Core deposit intangibles	1,505
Other identifiable intangibles	9
Land, buildings and equipment	1,917
Future income tax assets	463
Other assets	3,272
	50,759
Less: liabilities assumed	
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	127
Other liabilities	1,076
	48,579
Fair value of identifiable net assets acquired	2,180
Goodwill	6,330
Total purchase consideration	$ 8,510

Goodwill arising from the acquisition is not amortized but assessed for impairment on a periodic basis. Finite life intangible assets are amortized on an economic life basis over 4 to 14 years, based on their estimated useful lives.

(b) TD Banknorth

Interchange Financial Services Corporation

TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth's sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank's Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidated TD Banknorth on a one month lag in 2007, Interchange's results for the nine months ended September 30, 2007 were included in the Bank's results for the year ended October 31, 2007.

Going-private Transaction

On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth's shares were delisted from the New York Stock Exchange.

As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank's Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant.

In the normal course of the Bank's financial reporting, TD Banknorth is consolidated on a one month lag basis.

Hudson United Bancorp

On January 31, 2006, TD Banknorth completed the acquisition of Hudson for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $0.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank's Consolidated Balance Sheet.

(c) TD Waterhouse U.S.A and TD Ameritrade

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name "TD Ameritrade". The transaction resulted in a net dilution gain on sale of $1.67 billion (US$1.45 billion) after tax ($1.64 billion pre tax).

On acquisition, the Bank's investment in TD Ameritrade less the Bank's share of TD Ameritrade's net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade's Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank's beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009. During fiscal 2006, the Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade's share repurchase program, resulted in the Bank's beneficial ownership of TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.

As at October 31, 2008, the Bank's beneficial ownership of TD Ameritrade was 40.1% due to continued TD Ameritrade share repurchase activity. As noted, the Bank's beneficial ownership limit will, under the Stockholders Agreement, increase to 45% in January 2009. As previously disclosed in the Bank's regulatory filing with the SEC, the Bank currently expects that it will seek to increase its beneficial ownership of TD Ameritrade to the 45% ownership level when permitted, but any determinations with respect to the acquisition by the Bank of shares of TD Ameritrade at that time will be made based on market conditions and other relevant factors.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. In the normal course of the Bank's financial reporting, the Bank's equity share of TD Ameritrade is recognized on a one month lag basis.

Pursuant to the Bank's arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price were determined based on market conditions over a specified hedging establishment period.

The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet's financial statements in these Consolidated Financial Statements.

As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank's reported investment in TD Ameritrade. As at October 31, 2008, Lillooet owned 27 million shares of TD Ameritrade, representing 4.6% of the issued and outstanding shares of TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet as at September 30, 2008.

(d) VFC Inc.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans. The acquisition of VFC's issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC's results are reported in the Canadian Personal and Commercial Banking segment.

The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank's Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired was allocated entirely to goodwill.

NOTE 32 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH AFFILIATES

In 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2008	2007
Personal loans, including mortgages	$ 11	$ 7
Business loans	110	103
Total	**$ 121**	$ 110

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 18 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated four of twelve members to TD Ameritrade's Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $657 million in 2008 (2007 – $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.

As at October 31, 2008, amounts receivable from TD Ameritrade were $115.3 million (2007: $12.4 million). As at October 31, 2008, amounts payable to TD Ameritrade were $225.1 million (2007: $100.8 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results on an equity accounting basis. During the year, the Bank paid $164.0 million (2007 – $128.7 million) for these services. As at October 31, 2008, the amount payable to Symcor was $38.4 million (2007 – $11.2 million).

NOTE 33 OTHER INCOME

Other income – other included the following:

a) Non-trading foreign exchange income of $206 million (2007 – $172 million; 2006 – $147 million).
b) Gain relating to restructuring of Visa. As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. The shares the Bank received in Visa Inc. are classified as available-for-sale securities and the Bank recorded an estimated gain of $163 million in 2007 in other income – other, based on results of an independent valuation of the shares.

NOTE 34 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the risk management section, included on pages 68 to 76 of the MD&A, relating to credit, market and liquidity risks are an integral part of these Consolidated Financial Statements.

NOTE 35 SUBSEQUENT EVENTS

5-YEAR RATE RESET PREFERRED SHARES, SERIES AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. For further details, see Note 15.

ISSUE OF COMMON SHARES

On November 24, 2008, the Bank announced that it expects to further enhance its capital position by issuing 30.4 million common shares at a price of $39.50 per common share. Subsequently, the Bank announced the exercise of an over-allotment option to issue, on the same terms, an additional 4.56 million common shares for total gross proceeds of $1.38 billion. The expected closing date for the issue is December 5, 2008. The issue will qualify as Tier 1 capital for the Bank.

PRINCIPAL SUBSIDIARIES

Canada

(millions of dollars)		As at October 31, 2008
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$ 124
First Nations Bank of Canada (9% common shares)	Saskatoon, Saskatchewan	6
Meloche Monnex Inc.	Montreal, Quebec	1,236
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	178
TD Asset Management Inc.	Toronto, Ontario	329
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TDAM USA Inc.	Toronto, Ontario	5
TD Capital Funds Management Ltd.	Toronto, Ontario	1
TD Capital Group Limited	Toronto, Ontario	656
TD Capital Trust	Toronto, Ontario	485
TD Capital Trust III	Toronto, Ontario	440
TD Investment Services Inc.	Toronto, Ontario	18
TD Life Insurance Company	Toronto, Ontario	40
TD Mortgage Corporation	Toronto, Ontario	10,752
The Canada Trust Company	Toronto, Ontario	
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
TD Mortgage Investment Corporation	Calgary, Alberta	513
TD Nordique Investments Limited	Vancouver, British Columbia	264
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	120
TD Securities Inc.	Toronto, Ontario	3,006
TD Timberlane Investments Limited	Vancouver, British Columbia	5,279
TD McMurray Investments Limited	Vancouver, British Columbia	
TD Redpath Investments Limited	Vancouver, British Columbia	
TD Riverside Investments Limited	Vancouver, British Columbia	
TD US P & C Holdings ULC	Calgary, Alberta	27,965
TD Banknorth Inc.	Portland, Maine	
Commerce Bancorp, LLC	Wilmington, Delaware	
TD Bank USA, National Association	Portland, Maine	
TD Bank, National Association	Wilmington, Delaware	
NA Asset Management, Inc.	Wilmington, Delaware	
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Uccello Rosso Investments Korlátolt Felelősségű Társaság	Szombathely, Hungary	
TD Vermillion Holdings ULC	Calgary, Alberta	1,781
Toronto Dominion International Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	1,379
Truscan Property Corporation	Toronto, Ontario	157
VFC Inc.	Toronto, Ontario	395

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Capital Trust and TD Capital Trust III. First Nations Bank of Canada is a subsidiary and is included given the significance of the Bank's investment in its non-voting securities. Each subsidiary is incorporated in the country in which its head or principal office is located, except TDAM USA Inc. which is incorporated in Delaware, USA.

PRINCIPAL SUBSIDIARIES

United States and Other International

(millions of dollars)		As at October 31, 2008
United States	Address of Head or Principal Office	Carrying value of shares owned by the Bank
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	$ 1,002
TD AMERITRADE Holding Corporation (7.50%)	Omaha, Nebraska	
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,617
TD AMERITRADE Holding Corporation (32.64%)	Omaha, Nebraska	
TD North America Limited Partnership	Wilmington, Delaware	722
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,955
TD Equity Options, Inc.	Chicago, Illinois	
Edge Trading Systems LLC	Chicago, Illinois	
TD Options LLC	Chicago, Illinois	
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
TD Professional Execution, Inc.	Chicago, Illinois	
Toronto Dominion (Texas) LLC	New York, New York	
TD USA Insurance, Inc.	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	
Toronto Dominion Investments, Inc.	Houston, Texas	
Other International		
NatWest Personal Financial Management Limited (50%)	London, England	63
NatWest Stockbrokers Limited	London, England	
TD Ireland	Dublin, Ireland	1,351
TD Global Finance	Dublin, Ireland	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	256
TD Waterhouse Investor Services (UK) Limited	Leeds, England	67
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	159
Toronto Dominion Investments B.V.	London, England	1,109
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion Securities (Japan) Co., Ltd.	Tokyo, Japan	24
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	851

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located. TD AMERITRADE Holding Corporation is not a subsidiary of the Bank as the Bank does not control it; TD Discount Brokerage Acquisition LLC, TD Discount Brokerage Holdings LLC and their respective ownership of TD AMERITRADE Holding Corporation are included given the significance of the Bank's investment in TD AMERITRADE Holding Corporation.

Ten-year Statistical Review[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2008	2007	2006
Assets			
Cash resources and other	**$ 17,946**	$ 16,536	$ 10,782
Securities	**144,125**	123,036	124,458
Securities purchased under reverse repurchase agreements	**42,425**	27,648	30,961
Loans (net of allowance for credit losses)	**219,624**	175,915	160,608
Other	**139,094**	78,989	66,105
Total	**563,214**	422,124	392,914
Liabilities			
Deposits	**$375,694**	$276,393	$260,907
Other	**140,406**	112,905	101,242
Subordinated notes and debentures	**12,436**	9,449	6,900
Liabilities for preferred shares and capital trust securities	**1,444**	1,449	1,794
Non-controlling interests in subsidiaries	**1,560**	524	2,439
	531,540	400,720	373,282
Shareholders' equity			
Common shares	**13,241**	6,577	6,334
Preferred shares	**1,875**	425	425
Contributed surplus	**350**	119	66
Accumulated other comprehensive income	**(1,649)**	(1,671)	(918)
Retained earnings	**17,857**	15,954	13,725
	31,674	21,404	19,632
Total	**$563,214**	$422,124	$392,914

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2008	2007	2006
Net interest income	**$ 8,532**	$ 6,924	$ 6,371
Other income	**6,137**	7,357	6,821
Total revenue	**14,669**	14,281	13,192
Dilution gain on investment, net of cost	**–**	–	1,559
Provision for (reversal of) credit losses	**1,063**	645	409
Non-interest expenses	**9,502**	8,975	8,815
Income (loss) before provision for (benefit of) income taxes	**4,104**	4,661	5,527
Provision for (benefit of) income taxes	**537**	853	874
Non-controlling interests in net income of subsidiaries	**43**	95	184
Equity in net income of associated company, net of tax	**309**	284	134
Net income (loss)	**3,833**	3,997	4,603
Preferred dividends	**59**	20	22
Net income (loss) available to common shareholders	**$ 3,774**	$ 3,977	$ 4,581

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2008	2007	2006
Net interest income	**$ 8,532**	$ 6,924	$ 6,371
Other income	**5,840**	7,148	6,862
Total revenue	**14,372**	14,072	13,233
Dilution gain on investment, net of cost	**–**	–	–
Provision for credit losses	**1,046**	705	441
Non-interest expenses	**9,291**	8,390	8,260
Income before provision for income taxes	**4,035**	4,977	4,532
Provision for income taxes	**554**	1,000	1,107
Non-controlling interests in net income of subsidiaries	**43**	119	211
Equity in net income of associated company, net of tax	**375**	331	162
Net income	**3,813**	4,189	3,376
Preferred dividends	**59**	20	22
Net income available to common shareholders	**$ 3,754**	$ 4,169	$ 3,354

2005	2004	2003	2002	2001	2000	1999
$ 13,418	$ 9,038	$ 7,719	$ 6,538	$ 5,945	$ 4,187	$ 6,226
108,096	98,280	79,665	82,197	97,194	85,387	69,093
26,375	21,888	17,475	13,060	20,205	13,974	25,708
152,243	123,924	118,058	122,627	119,673	120,721	87,485
65,078	57,897	50,615	53,618	44,821	40,549	25,905
365,210	311,027	273,532	278,040	287,838	264,818	214,417
$246,981	$206,893	$182,880	$189,190	$193,914	$185,808	$140,386
93,722	83,262	70,404	70,216	74,356	60,121	58,946
5,138	5,644	5,887	4,343	4,892	4,883	3,217
1,795	2,560	2,785	2,735	2,392	2,526	833
1,708	–	–	–	372	381	335
349,344	298,359	261,956	266,484	275,926	253,719	203,717
5,872	3,373	3,179	2,846	2,259	2,060	2,006
–	–	–	–	–	–	–
40	20	9	–	–	–	–
(696)	(265)	(130)	418	450	279	277
10,650	9,540	8,518	8,292	9,203	8,760	8,417
15,866	12,668	11,576	11,556	11,912	11,099	10,700
$365,210	$311,027	$273,532	$278,040	$287,838	$264,818	$214,417

2005	2004	2003	2002	2001	2000	1999
$ 6,008	$ 5,773	$ 5,437	$ 5,143	$ 4,224	$ 3,477	$ 2,928
5,951	4,928	4,455	4,959	6,477	6,424	5,948
11,959	10,701	9,892	10,102	10,701	9,901	8,876
–	–	–	–	–	–	–
55	(386)	186	2,925	920	480	275
8,844	8,052	8,395	7,782	8,684	8,151	4,577
3,060	3,035	1,311	(605)	1,097	1,270	4,024
699	803	322	(445)	(206)	266	1,081
132	–	–	–	3	35	5
–	–	–	–	–	–	–
2,229	2,232	989	(160)	1,300	969	2,938
–	–	–	–	–	–	–
$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300	$ 969	$ 2,938

2005	2004	2003	2002	2001	2000	1999
$ 6,021	$ 5,773	$ 5,437	$ 5,143	$ 4,224	$ –	$ –
6,077	5,006	4,500	4,919	6,127	–	–
12,098	10,779	9,937	10,062	10,351	–	–
–	–	–	–	–	–	–
319	336	423	1,475	620	–	–
7,887	7,126	6,912	6,784	6,955	–	–
3,892	3,317	2,602	1,803	2,776	–	–
899	832	657	389	698	–	–
132	–	–	–	3	–	–
–	–	–	–	–	–	–
2,861	2,485	1,945	1,414	2,075	–	–
–	–	–	–	–	–	–
$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075	$ –	$ –

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of tax, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted results are presented from 2001 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

Ten-year Statistical Review

Reconciliation of Non-GAAP Financial Measures[1]

(millions of Canadian dollars)	2008	2007	2006
Net income available to common shareholders – reported	**$ 3,774**	$ 3,977	$ 4,581
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**404**	353	316
Amortization of goodwill	–	–	–
Dilution gain on Ameritrade transaction, net of costs	–	–	(1,665)
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–	72
Balance sheet restructuring charge in TD Banknorth	–	–	19
Wholesale banking restructuring charge	–	–	35
TD Banknorth restructuring, privatization and merger-related charges	–	43	–
Goodwill impairment	–	–	–
Sale of Wealth Management's Mutual Funds record keeping business	–	–	–
Special Investment Real Estates gains	–	–	–
General reserves	–	–	–
Changes in fair value of credit default swaps hedging the corporate loan book	**(107)**	(30)	(7)
General allowance release	–	(39)	(39)
Non-core portfolio loan loss recoveries (sectoral related)	–	–	–
Loss on structured derivative portfolios	–	–	–
Tax charge related to reorganizations	–	–	–
Other tax items[2]	**34**	–	24
Gain relating to restructuring of VISA	–	(135)	–
Preferred share redemption	–	–	–
Initial set up of specific allowance for credit card and overdraft loans	–	–	18
Provision for insurance claims	**20**	–	–
Litigation charge	–	–	–
Restructuring and integration charges relating to the Commerce acquisition	**70**	–	–
Reversal of Enron litigation reserve	**(323)**	–	–
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(118)**	–	–
Total items of note	**(20)**	192	(1,227)
Net income available to common shareholders – adjusted	**$ 3,754**	$ 4,169	$ 3,354

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2008	2007	2006
Common shares	**$ 13,241**	$ 6,577	$ 6,334
Preferred shares	**1,875**	425	425
Contributed surplus	**350**	119	66
Retained earnings	**17,857**	15,954	13,725
Accumulated other comprehensive income	**(1,649)**	(1,671)	(918)
Total shareholders' equity	**$ 31,674**	$ 21,404	$ 19,632

Other Statistics – Reported

			2008	2007	2006
Per common share[3]	**1**	Basic earnings	**$ 4.90**	$ 5.53	$ 6.39
	2	Diluted earnings	**4.87**	5.48	6.34
	3	Dividends	**2.36**	2.11	1.78
	4	Book value	**36.78**	29.23	26.77
	5	Closing market price	**56.92**	71.35	65.10
	6	Closing market price to book value	**1.55**	2.44	2.43
	7	Closing market price appreciation	**(20.2)%**	9.6%	16.9%
	8	Total shareholder return	**(17.1)**	13.0	20.3
Performance ratios	**9**	Return on total common equity	**14.4%**	19.3%	25.5%
	10	Return on risk-weighted assets	**2.22**	2.69	3.37
	11	Efficiency ratio	**64.8**	62.8	59.8
	12	Net interest rate margin	**2.22**	2.06	2.02
	13	Common dividend payout ratio	**49.0**	38.1	27.9
	14	Dividend yield[4]	**3.8**	3.0	2.9
	15	Price earnings ratio[5]	**11.7**	13.0	10.3
Asset quality	**16**	Impaired loans net of specific allowance as a % of net loans[6]	**0.3%**	0.2%	0.2%
	17	Net impaired loans as a % of common equity	**2.7**	1.7	1.4
	18	Provision for credit losses as a % of net average loans[6]	**0.54**	0.37	0.25
Capital ratios	**19**	Tier 1 capital ratio	**9.8%**	10.3%	12.0%
	20	Total capital ratio	**12.0**	13.0	13.1
Other	**21**	Common equity to total assets	**5.3**	5.0	4.9
	22	Number of common shares outstanding (thousands)[3]	**810,121**	717,814	717,416
	23	Market capitalization (millions of Canadian dollars)	**$ 46,112**	$ 51,216	$ 46,704
	24	Average number of employees[7]	**58,792**	51,163	51,147
	25	Number of retail outlets[8]	**2,238**	1,733	1,705
	26	Number of retail brokerage offices	**249**	211	208
	27	Number of Automated Banking Machines	**4,147**	3,344	3,256

Other Statistics – Adjusted

			2008	2007	2006
Per common share[3]	**1**	Basic earnings	**$ 4.92**	$ 5.80	$ 4.70
	2	Diluted earnings	**4.88**	5.75	4.66
Performance ratios	**3**	Return on total common equity	**14.3%**	20.3%	18.7%
	4	Return on risk-weighted assets	**2.18**	2.80	2.46
	5	Efficiency ratio	**64.6**	59.6	62.4
	6	Common dividend payout ratio	**49.3**	36.4	38.1
	7	Price earnings ratio[5]	**11.6**	12.4	14.0

2005	2004	2003	2002	2001	2000	1999
$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300	$ 969	$ 2,938
354	477	491	634	440	–	–
–	–	–	–	189	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
29	–	110	–	138	–	–
–	–	–	–	–	–	–
–	–	507	–	–	–	–
–	–	–	(32)	–	–	–
–	–	–	–	(275)	–	–
–	–	–	–	208	–	–
(17)	50	–	–	–	–	–
(23)	(43)	(100)	–	–	–	–
(127)	(426)	(52)	972	–	–	–
100	–	–	–	–	–	–
163	–	–	–	–	–	–
(98)	–	–	–	75	–	–
–	–	–	–	–	–	–
13	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
238	195	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
632	253	956	1,574	775	–	–
$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075	$ –	$ –

2005	2004	2003	2002	2001	2000	1999
$ 5,872	$ 3,373	$ 3,179	$ 2,846	$ 2,259	$ 2,060	$ 2,006
–	–	–	–	–	–	–
40	20	9	–	–	–	–
10,650	9,540	8,518	8,292	9,203	8,760	8,417
(696)	(265)	(130)	418	450	279	277
$ 15,866	$ 12,668	$ 11,576	$ 11,556	$ 11,912	$ 11,099	$ 10,700

2005	2004	2003	2002	2001	2000	1999
$ 3.22	$ 3.41	$ 1.52	$ (0.25)	$ 2.07	$ 1.56	$ 4.90
3.20	3.39	1.51	(0.25)	2.05	1.53	4.81
1.58	1.36	1.16	1.12	1.09	0.92	0.72
22.29	19.31	17.64	17.91	18.97	17.83	17.25
55.70	48.98	43.86	29.35	35.94	41.95	33.75
2.50	2.54	2.49	1.64	1.89	2.35	1.96
13.7%	11.7%	49.4%	(18.3)%	(14.3)%	24.3%	47.1%
17.2	15.1	54.4	(15.7)	(11.9)	27.4	50.3
15.3%	18.5%	8.7%	(1.3)%	11.3%	8.9%	34.3%
1.88	2.22	0.92	(0.05)	1.08	0.86	2.74
74.0	75.2	84.9	77.0	81.2	82.3	51.6
2.09	2.26	2.16	2.00	1.68	1.49	1.57
49.3	39.9	76.2	–	52.6	59.0	14.7
3.0	3.0	3.2	3.2	2.7	2.3	2.1
17.4	14.5	29.0	–	17.5	27.4	7.0
0.1%	0.2%	0.7%	1.1%	0.8%	0.5%	0.5%
1.4	2.1	7.6	12.6	9.1	6.1	4.3
0.04	(0.30)	0.15	2.24	0.71	0.39	0.28
10.1%	12.6%	10.5%	8.1%	8.4%	7.2%	10.1%
13.2	16.9	15.6	11.6	11.9	10.8	13.3
4.3	4.1	4.2	4.2	4.1	4.2	5.0
711,812	655,902	656,261	645,399	628,451	622,616	620,343
$ 39,648	$ 32,126	$ 28,784	$ 18,942	$ 22,587	$ 26,119	$ 20,937
50,991	42,843	42,538	44,470	45,565	45,026	30,636
1,499	1,034	1,093	1,178	1,294	1,355	904
329	256	270	283	284	292	269
2,969	2,407	2,638	2,608	2,777	2,836	2,164

2005	2004	2003	2002	2001	2000	1999
$ 4.17	$ 3.80	$ 2.99	$ 2.21	$ 3.31	$ –	$ –
4.14	3.77	2.98	2.18	3.27	–	–
19.6%	20.6%	17.1%	11.6%	18.0%	–%	–%
2.42	2.39	1.35	0.45	1.42	–	–
65.2	66.1	69.6	67.4	67.2	–	–
38.4	35.8	38.8	50.8	33.0	–	–
13.5	13.0	14.7	13.5	11.0	–	–

[1] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

[2] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

[3] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

[4] Dividends paid during the year divided by average of high and low common share prices for the year.

[5] Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio was computed using basic net income per common share.

[6] Includes customers' liability under acceptances.

[7] Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.

[8] Includes retail bank outlets, private client centre branches, and estates and trusts branches.

Senior Officers



W. Edmund Clark
President and
Chief Executive Officer

CORPORATE OFFICE



Riaz Ahmed
Executive Vice President
Corporate Development



Mark R. Chauvin
Executive Vice President
and Chief Risk Officer



Theresa L. Currie
Executive Vice President
Human Resources



Colleen M. Johnston
Group Head Finance and
Chief Financial Officer



Frank J. McKenna
Deputy Chair



Dominic J. Mercuri
Executive Vice President
and Chief Marketing
Officer



Christopher A. Montague
Executive Vice President
Legal & Compliance and
General Counsel



Michael B. Pedersen
Group Head
Corporate Operations

Corporate Office Senior Vice Presidents:

Warren W. Bell	**Linda M. Dougherty**	**Alan J. Jette**	**Dianne A. Salt**
Phillip Bowman	**Lisa A. Driscoll**	**Roger A. Johnson**	**Minaz Sarangi**
Theresa A. Bowman	**Donald E. Drummond**	**Paul N. Langill**	**Craig A. Scott**
Norie C. Campbell	**Andrew W. Durnford**	**David W. McCaw**	**Brad J. Taylor**
Paul M. Clark	**William R. Gazzard**	**Damian McNamee**	**Timothy M. Thompson**
D. Suzanne Deuel	**Phillip D. Ginn**	**Mary M. O'Hara**	**Kelvin V. Tran**
Petrina J. Dolby	**Paul W. Huyer**	**Heather D. Ross**	**Peter Q. van Dijk**

CANADIAN PERSONAL AND BUSINESS BANKING



Bernard T. Dorval
Group Head Global
Insurance and Head Group
Strategy & Deputy Chair
TD Canada Trust



Paul C. Douglas
Executive Vice President
Business Banking



Brian J. Haier
Executive Vice President
Retail Distribution



Timothy D. Hockey
Group Head Canadian
Banking and President &
CEO TD Canada Trust



Shailesh M. Kotwal
Executive Vice President
Retail Banking Products &
Services



Margo M. McConvey
Executive Vice President
Operations and Technology



Alain P. Thibault
Executive Vice President
TD Insurance and President
& CEO TD Meloche
Monnex Inc.

Canadian Personal and Business Banking Senior Vice Presidents:

Cathy L. Backman	**Gary J. Dunne**	**Richard I. Mathes**	**James D. Sallas**
Monique J. Bateman	**Christopher D. Dyrda**	**Ronald J. McInnis**	**Bruce M. Shirreff**
Joan D. Beckett	**François Faucher**	**David I. Morton**	**J. David Sloan**
John A. Capozzolo	**Charles A. Hounsell**	**Kerry A. Peacock**	**Ian B. Struthers**
Raymond Chun	**Paal C. Kaperdal**	**Lisa A. Reikman**	**Paul I. Verwymeren**
James E. Coccimiglio	**Carolyn H. Kingaby**	**Carrie E. Russell**	**Guy Vézina**
Howard M. Cohen	**Christine Marchildon**	**Jane J. Russell**	**M. Suellen Wiles**
Susan A. Cummings			

U.S. PERSONAL AND COMMERCIAL BANKING



Fred Graziano
Executive Vice President
Regional Retail Banking
TD Bank



Bharat B. Masrani
Group Head U.S. Personal and Commercial Banking and President & CEO
TD Bank



Carol L. Mitchell
Executive Vice President
Shared Services
TD Bank



Walter J. Owens
Executive Vice President
Commercial Banking
TD Bank



Paul J. Vessey
Executive Vice President
Product Management
TD Bank

U.S. Personal and Commercial Banking Senior Vice Presidents:

Carolyn D. Blair
David C. Boone
Stephen J. Boyle
Gregory B. Braca
Richard W. Burke Jr.
Michael C. Carbone
Michael H. Copley
Mark C. Crandall
John J. Cunningham
John T. Davies
Thomas J. Dyck
Joseph J. Fico
Christopher C. Giamo
Kevin T. Gillen
Joseph W. Hanson
Jeffrey J. Henderson
Percival B. Moser
John R. Opperman
Suzanne E. Poole
Edward P. Schreiber
Wendy P. Suehrstedt
Linda Verba

WHOLESALE BANKING



Robert J. Dorrance
Group Head Wholesale Banking and Chairman, CEO & President
TD Securities



Mark E. Faircloth
Executive Vice President,
Rates & Foreign Exchange



Patrick B. Meneley
Executive Vice President,
Investment Banking



Robbie J. Pryde
Executive Vice President,
Equity

Wholesale Banking Senior Vice Presidents:

Geoffrey T. Alder
Rod F. Ashtaryeh
Ajai K. Bambawale
John F. Coombs
Malcolm Eylott
William J. Furlong
Martine M. Irman
Drew E. MacIntyre
Brendan J. O'Halloran
Helena J. Pagano
Manjit Singh

INVESTMENT MANAGEMENT



Robert F. MacLellan
Executive Vice President and Chief Investment Officer

Investment Management Senior Vice Presidents:

Barbara F. Palk
John R. Pepperell
Satish C. Rai

WEALTH MANAGEMENT



William R. Fulton
Executive Vice President
Private Client Group and Financial Advisory



William H. Hatanaka
Group Head Wealth Management and Chairman & CEO TD Waterhouse Canada Inc.



John G. See
Executive Vice President
Discount Brokerage
Financial Planning and Institutional Services

Wealth Management Senior Vice Presidents:

Sandra Cimoroni
Gerard J. O'Mahoney
David P. Pickett
Timothy P. Pinnington
Michael E. Reilly
Angus M. Rigby
Rudy J. Sankovic
Paul C. Whitehead
Kevin J. Whyte

This listing is as of December 8, 2008.

GLOSSARY

Financial and Banking Terms

Acceptances: Bills of exchange or negotiable instruments drawn by the borrower for payment at maturity and accepted by a bank. Acceptances constitute a guarantee of payment by a bank.

Adjusted Return on Common Equity: Adjusted net income available to common shareholders divided by average common equity.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria, however characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status, or property type etc. may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Average Earning Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Basis Point: A measurement unit defined as one hundredth of one percent.

Capital Asset Pricing Model: A model that describes the relationship between risk and expected return for securities. The model states that the expected return of a security or portfolio equals the rate on a risk-free security plus a risk premium related to the volatility of the security relative to a representative market portfolio.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Commitments to Extend Credit: Represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

Current Replacement Cost: The estimated amount that would be paid or received by the Bank if the rights and obligations under contract were assigned to another counterparty.

Derivative: A derivative is a financial instrument that requires no initial net investment, is settled in the future and has a value that changes in response to changes in some specified rate, price or index. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Documentary and Commercial Letters of Credit: Instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions.

Earnings per Share, Basic: Net income less preferred share dividends divided by the average number of common shares outstanding.

Earnings per Share, Diluted: Net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and other common stock equivalents.

Economic Profit: Economic profit is a tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue. The efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts which oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Forward Rate Agreements: Contracts fixing an interest rate to be paid or received on a notional principal of specified maturity commencing on a specified future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date. Each contract is between the Bank and the organized exchange on which the contract is traded.

Guarantees and Standby Letters of Credit: Irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Location of Ultimate Risk: The location of residence of the customer or, if guaranteed, the guarantor. However, where the customer or guarantor is a branch office, the location of residence of the head office is used, and where most of the customer's or guarantor's assets or the security for the asset are situated in a different country, that country is deemed to be the location of ultimate risk. Foreign currency assets are not necessarily utilized in or repaid from the geographic areas in which they are included.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net Interest Income: The difference between the interest and dividends earned from loans and securities, and the interest paid on deposits and other liabilities.

Net Interest Rate Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based. Generally, the notional amount is not exchanged under the terms of the derivative contract.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics, however, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses: Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): ROIC is a measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Return on Tangible Common Equity: Adjusted net income available to common shareholders divided by average common equity less average goodwill and intangibles.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to the face amount of each asset. The face amount of off-balance sheet instruments are converted to balance sheet (or credit) equivalents, using specified conversion factors, before the appropriate risk-weights are applied. The risk-weight factors are established by the Superintendent of Financial Institutions Canada to convert assets and off-balance sheet exposures to a comparable risk level.

Securities Purchased under Reverse Repurchase Agreements: The purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price.

Securities Sold under Repurchase Agreements: The sale of a security with the commitment by the seller to repurchase the security at a specified price.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Total Market Return: The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Variable Interest Entities (VIEs): VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

Shareholder and Investor Information

MARKET LISTINGS

The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD" as well as on the Tokyo Stock Exchange. We expect to be delisted from the Tokyo Stock Exchange as of December 20, 2008.

The Toronto-Dominion Bank preferred shares and the Capital Trust Securities – Series 2009 of TD Capital Trust are listed on the Toronto Stock Exchange.

Further information regarding the Bank's listed securities, including ticker symbols and CUSIP numbers, is available on our web site at www.td.com under Investor Relations/Share Information or by calling the Shareholder Relations Department at 1-866-756-8936 or 416-944-6367 or e-mail tdshinfo@td.com.

AUDITORS FOR FISCAL 2008

Ernst & Young LLP

DIVIDENDS

Direct dividend depositing: Registered shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please contact the Bank's transfer agent at the address below. If you hold your shares through the Direct Registration System in the U.S., please contact the Bank's co-transfer agent and registrar at the address below to have your dividends directly deposited to any bank account in the United States.

U.S. dollar dividends: Dividend payments sent to registered shareholders with U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless the shareholder otherwise instructs the Bank's transfer agent. Other registered shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank. If you hold your shares through the Direct Registration System in the U.S., you will receive your dividend payments in U.S. funds.

If you beneficially own your shares, please contact your intermediary with questions concerning payment of dividends.

Dividend information for 2009 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

DIVIDEND REINVESTMENT PLAN

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our web site at www.td.com under Investor Relations/Share Information.

SHAREHOLDER INQUIRIES

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, or to eliminate duplicate mailings of shareholder materials	**Transfer Agent:** CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Telephone: 416-643-5500 or toll-free at 1-800-387-0825 Email: www.cibcmellon.com or inquiries@cibcmellon.com
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, or to eliminate duplicate mailings of shareholder materials	**Co-Transfer Agent and Registrar:** BNY Mellon Shareowner Services P.O. Box 358015, Pittsburgh, Pennsylvania 15252-8015 or 480 Washington Boulevard Jersey City, New Jersey 07310 1-866-233-4836 TDD for hearing impaired: 1-800-231-5469 Foreign shareholders: 201-680-6578 TDD foreign shareholders: 201-680-6610 www.bnymellon.com/shareowner
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

SHAREHOLDER RELATIONS DEPARTMENT

For all other shareholder inquiries, please contact the Shareholder Relations Department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

The annual report is available in alternative formats by contacting the Shareholder Relations Department.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:
John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

Shareholder service agent in Japan:
Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan, 135-8722

HEAD OFFICE

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
416-982-8222
Fax: 416-982-5671

Product and service information
24 hours a day, seven days a week:
In Canada contact TD Canada Trust
1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for hearing impaired:
1-800-361-1180

General information:
Contact Corporate and Public Affairs
416-982-8578

In the U.S. contact TD Bank,
America's Most Convenient Bank
1-888-751-9000

Web site:
In Canada: www.td.com
In the U.S.: www.tdbank.com

E-mail: customer.service@td.com
(Canada only, U.S. customers can email customer service via www.tdbank.com)

ANNUAL MEETING

April 2, 2009
9:30 a.m. (Atlantic)
Saint John Trade and Convention Centre
Saint John, New Brunswick

SUBORDINATED NOTES SERVICES

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

Design: q30 design inc., Principal photography: Frances Juriansz, Printing: Transcontinental Yorkville-O'Keefe Printing Ltd.

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More Than 150 Years



One of the Largest Banks in North America

Today TD Bank Financial Group is the 7th largest bank in North America as measured by market capitalization. That's quite a journey from a company that started out with a single branch serving grain millers and merchants in 1855. We are committed to being the better bank – a growth oriented, customer focused, integrated bank that owns the brand position of North America's most convenient bank. We're a conservatively-run bank with strong risk management practices; award-winning retail operations that deliver consistent, reliable earnings; a powerful brand; a commitment to transparency and doing what we say we're going to do; and a team of 74,000 employees who we see as the best team in banking today.

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TD Canada Trust

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TD Bank, America's Most Convenient Bank, provides a full range of retail and commercial banking products and services to customers in the Northeastern United States and southeastern Florida.

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Our integrated Wealth and Asset Management organizations provide a wide range of products, services and solutions to retail and institutional clients throughout North America and the U.K. Under two premium brands TD Waterhouse and TD Asset Management, our dedicated group of professionals provide world class service to the self directed, advised and discretionary investment needs of our retail and institutional client base. In the U.S., TD Ameritrade provides U.S. clients with a host of services for the individual investor as well as relationships with a large network of independent Registered Investment Advisors.

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*TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power and Associates 2006-2008 Canadian Retail Banking Customer Satisfaction Studies℠. 2008 study based responses from 10,823 retail banking customers measuring 5 banks. Proprietary study results are based on experiences and perceptions of consumers surveyed in March-April and June-July 2008.

T.D. Bank, N.A., formerly Commerce Bank, received the highest numerical score in the proprietary J.D. Power and Associates 2007-2008 Small Business Banking Satisfaction Studies℠. 2008 study based on 6,650 total responses, measuring 24 financial institutions and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in July-August 2008.

Commerce Bank received the highest numerical score among retail banks in Mid-Atlantic (NY, NJ, PA, MD, DE, DC) region in the proprietary J.D. Power and Associates 2008 Retail Banking Satisfaction Study℠. Study based on a total of 19,602 responses measuring 17 providers and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January 2008.

Your experiences may vary. Visit jdpower.com.

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